Management’s Discussion and Analysis
and
Consolidated Financial Statements
June 30, 2020

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Management’s Discussion and Analysis

June 30, 2020

Contents

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Management’s Discussion and Analysis

June 30, 2020

LIST OF FIGURES
Figure 1:	Disbursed Investment Portfolio Distribution by Region	13
Figure 2:	Carrying Amount of Loan Portfolio	14
Figure 3:	Carrying Amount of Equity Investments Portfolio	15
Figure 4:	Carrying Amount of Debt Securities Portfolio	16
Figure 5:	IFC's Funding Resources	22
Figure 6:	IFC's Enterprise Risk Management Framework	26
Figure 7:	NPLs as Percentage of Disbursed Loan Portfolio	29
Figure 8:	ESRR Distribution FY13-FY20	34
Figure 9:	IFC's Net Income (Loss), Fiscal Years 2016-2020	37
Figure 10:	Non-Performing Loans	39
Figure 11:	Loan Loss Reserve	39

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Management’s Discussion and Analysis

l. EXECUTIVE SUMMARY
This Management’s Discussion and Analysis (MD&A) discusses the financial results of the International Finance Corporation (IFC or the Corporation) for the fiscal year ended June 30, 2020 (FY20). This executive summary highlights selected information and may not contain all of the information that is important to readers of this document. For a complete description of FY20’s performance, as well as the risks and critical accounting estimates affecting IFC, this MD&A should be read in its entirety.

OVERVIEW
IFC is the largest global development institution focused on the private sector in developing countries. Established in 1956, IFC is owned by 185 member countries, a group that collectively determines its policies. IFC is a member of the World Bank Group (WBG)1 but is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD.
In FY20, IFC continued to focus and grow in the poorest countries and fragile areas, in line with the capital increase that shareholders endorsed in April 2018. The financing package comprised: (i) a three-step capital raising process: Conversion of a portion of retained earnings into paid-in capital, a Selective Capital Increase (SCI) and a General Capital Increase (GCI) that would provide up to $5.5 billion in additional paid-in capital; (ii) a planned suspension of grants to IDA after the conclusion of the IDA 18 replenishment cycle; and (iii) internal measures for increased efficiency was endorsed by the Board of Governors.
The GCI and SCI Resolutions were adopted and became effective on April 16, 2020 and the subscription process was formally launched on April 22, 2020. Accordingly, the increase in authorized capital and the conversion of a portion of retained earnings to paid-in capital were recorded in the three months ended June 30, 2020 (FY20 Q4).
In FY20, IFC made $11.1 billion in long-term investments from its own account and mobilized $10.9 billion from other investors, totaling $22.0 billion in long-term investments. These investments supported 282 long-term finance projects in developing countries. In addition, IFC extended $6.5 billion in short-term trade finance. In total, IFC had a combined delivery of long-term and short-term commitments of $28.5 billion in FY20.
COVID-19 SUPPORT PACKAGE
In March 2020, in response to the global outbreak of the coronavirus disease (COVID-19), IFC’s Board of Directors approved a COVID-19 support package in the amount of $8 billion, as part of a WBG package.
The IFC response has four components:

•
$2 billion from the Real Sector Crisis Response Facility, which will support existing clients in the infrastructure, manufacturing, agriculture and services industries. IFC will offer loans to companies in need, and if necessary, make equity investments. This instrument will also help companies in the healthcare sector that are seeing an increase in demand.

•	$2 billion from the existing Global Trade Finance Program, which will allow financial institutions to provide trade financing to companies that import and export goods.

•
$2 billion from the Working Capital Solutions program, which will provide funding to emerging-market banks to extend credit to help businesses shore up their working capital and thereby maintain viable private sector firms.

•
$2 billion from the Global Trade Liquidity Program, and the Critical Commodities Finance Program, both of which offer risk-sharing support to local banks so they can continue to finance viable companies in emerging markets.

IFC's long-term investments from its own account in FY20 included $1.5 billion of COVID response. Short-term trade finance included $2.0 billion of COVID response.
COVID-19 IMPACT ASSESSMENT
In light of COVID-19, IFC faces additional credit, market and operational risks for its financial activities. The extent of the impact on IFC’s investment (debt and equity investments) and treasury (liquid assets and borrowings) portfolios is uncertain and continues to evolve. IFC continues to monitor developments and manage the risks associated with these portfolios. IFC’s response is within its existing financial, operational, and risk management policies as well as prescribed limits, which have not been modified as a result of the planned response to the outbreak.
The outbreak of COVID-19, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.
1 The other institutions of the WBG are the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

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Management’s Discussion and Analysis

TREASURY PORTFOLIOS
As of June 30, 2020, IFC had sufficient resources to meet its liquidity requirements and continues to have access to capital market resources to fund its liquidity requirements, despite market volatility. IFC continues to maintain a robust liquidity position and flexibility to access the necessary liquidity resources, mainly as a result of its prudent approach to liquidity management.  IFC experienced widening of credit spreads in its liquid asset and funding portfolios during the three months ended March 31, 2020 (FY20 Q3) which largely reversed in FY20 Q4. Management remains vigilant in assessing funding in the medium and longer-term to manage the effect of possible severe market movements.
INVESTMENT PORTFOLIOS
COVID-19 has had a significant negative impact on the valuation of IFC’s equity investment portfolio at June 30, 2020. Recognizing there is a heightened degree of uncertainty and judgment in incorporating the impact of COVID-19, IFC has utilized, where available, comparator, sector and country information, in addition to discounted cash flow models, in valuing its equity investment portfolio at June 30, 2020.  Valuations of equity investments at June 30, 2020 were significantly lower than as of June 30, 2019.  Debt securities and loans accounted for at fair value that do not have available market prices were primarily valued using discounted cash flow approaches and reflected spreads at June 30, 2020.  IFC generally saw a widening of such spreads at June 30, 2020 when compared to June 30, 2019 resulting in an increase in unrealized losses on loans and debt securities in the year ended June 30, 2020 (FY20).
IFC recognizes impairment on loans not carried at fair value through a reserve against losses.  The reserve against losses on loans reflects management’s estimates of both identified probable losses and probable losses inherent in the portfolio but not specifically identifiable.  Reserves against losses on loans as of June 30, 2020 reflects credit risk assessments as of that date.  The assessment of level of reserves against losses also carried a heightened degree of uncertainty and judgment in incorporating the impact of COVID-19.  In evaluating the appropriateness of IFC’s reserves against losses at June 30, 2020, IFC has considered the impact of COVID-19 largely through its rating system that classifies its loans according to credit worthiness and risk.  In light of COVID-19, many of the credit risk ratings of individual loans deteriorated at June 30, 2020 reflecting general credit considerations and specific COVID-19 related considerations.  As a result, IFC has reported higher provisions for losses in the year ended June 30, 2020.
Valuations of equity investments, debt securities and certain loans reported at fair value and reserves against losses reflect management’s best estimates as of June 30, 2020.
During FY20 Q4, IFC implemented a loan modification program in response to requests received from borrowers for short-term modifications such as payment deferrals under existing loans that are related to COVID-19 including establishing appropriate governance over the approval process for such requests. As of June 30, 2020, 9 suspension agreements had been signed, deferring $10 million of principal payments.
OPERATIONAL CONSIDERATIONS
Home-based work has been invoked for all IFC offices throughout the world, with certain exceptions, in line with IFC’s business continuity procedures. In addition, IFC has adopted other prudent measures to ensure the health and safety of its employees, including imposing travel restrictions, rescheduling public events or holding them in virtual format.  IFC’s operations remain functional, even with these significant changes in working arrangements.
FORWARD-LOOKING CONSIDERATIONS
While the duration of the COVID-19 pandemic and its effects are difficult to predict at this time, IFC has seamlessly transitioned to home-based work with its operations fully functional.
Looking ahead, Management has finalized a reopening plan that prioritizes staff health and safety while taking into consideration risks including business continuity. The reopening plan provides for the incremental return to office and the resumption of non-remote business in stages or "tiers," allowing for enough time in between tiers to fully assess risk and preparedness indicators. IFC continues to monitor risks associated with COVID-19 and prepare plans to respond in case the situation deteriorates.
The length and severity of the pandemic and its impact on the financial results and condition of IFC in future periods cannot be reasonably estimated at the current time.
IFC has incorporated its best estimates and judgment in reporting assets and liabilities on its June 30, 2020 consolidated balance sheet which may vary significantly when it prepares future consolidated balance sheets using conditions in existence at that future time.
FINANCIAL PERFORMANCE SUMMARY
From year to year, IFC's net income is affected by a number of factors that can result in volatile financial performance. The overall market environment also has a significant influence on IFC’s financial performance. Emerging equity markets were volatile during FY20. In the six months ended December 31, 2019, emerging markets were generally positive but deteriorated substantially in FY20 Q3 largely due to COVID-19 before partially recovering in FY20 Q4. IFC's major investment currencies depreciated against IFC's reporting currency, the US dollar in FY20.

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Management’s Discussion and Analysis

IFC reported a net loss of $1,672 million in FY20, as compared to net income of $93 million in the fiscal year ended June 30, 2019 (FY19) (net income of $1,280 million for the year ended June 30, 2018, FY18). IFC's financial results were significantly volatile throughout FY20. IFC reported a net loss of $168 million in the three months ended September 30, 2019 (FY20 Q1) and net income of $447 million in the three months ended December 31, 2019 (FY20 Q2) before reporting a net loss of $2,554 million in FY20 Q3. Financial results rebounded in FY20 Q4 when IFC reported net income of $603 million.
The overall net loss in FY20 was primarily due to lower valuations on equity investments, principally in FY20 Q3, and higher provisions for losses.
IFC's equity investment portfolio returned negative $1,067 million in FY20 (comprising dividends and realized gains on sales of $536 million and unrealized losses of $1,603 million).
IFC recorded provisions for losses of $638 million in FY20, substantially higher than FY19 ($87 million). Debt security impairments totaled $130 million in FY20 largely due to project-specific developments; debt security impairments totaled $247 million in FY19, largely due to the significant depreciation of a currency that was deemed other than temporary in FY19 Q1.
Unrealized losses from loans and debt securities were $423 million in FY20, as compared to $203 million in FY19, mainly due to increased credit risk spreads and lower interest rates on swaps used to economically hedge loans and debt securities.
IFC's liquid asset income, net of allocated charges on borrowings, was $506 million in FY20, compared to $454 million in FY19. FY20 results were largely due to the yield curve of U.S. Treasuries falling substantially in FY20 resulting in significant gains in income from the net worth funded portfolios.
IFC's administrative expenses were $1,281 million in FY20, $74 million lower than in FY19. Administrative expenses were lower principally due to lower staff costs and a decline in operational and other travel costs following COVID-19 related restrictions.
IFC’s financial performance is detailed more fully in Section VII – Results of Operations.
BASIS OF PREPARATION OF IFC’S CONSOLIDATED FINANCIAL STATEMENTS
The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States (GAAP). IFC’s accounting policies are discussed in more detail in Section VI, Critical Accounting Policies, and in Note A to IFC’s consolidated financial statements as of year ended June 30, 2020 (FY20 consolidated financial statements).
Prior to the year ended June 30, 2020 (FY20), management used Income Available for Designations (a non-GAAP measure) as a basis for designations of retained earnings. Income Available for Designations generally comprised net income excluding: net unrealized gains and losses on equity investments and net unrealized gains and losses on non-trading financial instruments accounted for at fair value, income from consolidated entities other than the AMC2, and expenses reported in net income related to prior year designations.
IFC reviewed the calculation of Income Available for Designations in FY20 due to the adoption of ASU 2016-01, Recognition and Measurement of Financial Assets and Liabilities (ASU 2016-01) in FY19 which resulted in all unrealized gains and losses on equity investments being reported in Net Income. Beginning in FY20, IFC uses "income excluding unrealized gains and losses on investments and borrowings and grants to IDA" as the metric for Income Available for Designations.
Table 1: Reconciliation of reported Net Income or Loss to Income Available for Designations (US$ millions)

	FY20	FY19	FY18
Net (loss) income	$(1,672)	$93	$1,280
Adjustments to reconcile Net (Loss) Income to Income Available for Designations
Unrealized losses (gains) on investments	2,026	1,121	(198)
Unrealized losses on borrowings	218	15	93
Grants to IDA	—	—	80
Advisory Services Expenses from prior year designations	—	54	60
Adjustments to conform to approach to designations approved by IFC's Board in FY17	—	(377)	—
Other	—	3	3
Income Available for Designations	$572	$909	$1,318
The Management’s Discussion and Analysis contains forward looking statements which may be identified by such terms as “anticipates,” “believes,” “expects,” “intends,” “plans” or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC’s control. Consequently, actual future results could differ materially from those currently anticipated. IFC undertakes no obligation to update any forward-looking statements.
2 Effective January 31, 2020, IFC Asset Management Company, LLC (AMC) was merged into IFC. IFC, as the successor to AMC, has assumed all the assets, rights, liabilities and obligations of AMC. The AMC business is now operated as a division within IFC. This change did not have a significant impact on IFC's financial position, results of operations or cash flows.

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Management’s Discussion and Analysis

Table 2: Selected Financial data as of and for the last Five Fiscal Years (US$ millions)

AS OF AND FOR THE YEARS ENDED JUNE 30	2020	2019	2018	2017	2016

Consolidated income highlights:
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$1,510	$1,774	$1,377	$1,298	$1,126
Provision for losses on loans, guarantees, accrued interest and other receivables	(638)	(87)	(90)	(86)	(359)
(Loss) income from equity investments and associated derivatives	(1,067)	(253)	853	707	518
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	231	126	363	282	129
Income from liquid asset trading activities	1,039	1,291	771	917	504
Charges on borrowings	(1,181)	(1,575)	(1,041)	(712)	(409)
Other income	559	622	578	528	501
Other expenses	(1,628)	(1,746)	(1,662)	(1,617)	(1,464)
Foreign currency transaction gains (losses) on non-trading activities	144	159	123	(188)	(46)
(Loss) income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	(1,031)	311	1,272	1,129	500
Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(641)	(218)	88	394	(204)
(Loss) income before grants to IDA	(1,672)	93	1,360	1,523	296
Grants to IDA	—	—	(80)	(101)	(330)
Net (loss) income	(1,672)	93	1,280	1,422	(34)
Less: Net (gains) losses attributable to non-controlling interests	—	—	—	(4)	1
Net (loss) income attributable to IFC	$(1,672)	$93	$1,280	$1,418	$(33)

AS OF AND FOR THE YEARS ENDED JUNE 30	2020	2019	2018	2017	2016

Consolidated balance sheet highlights:
Total assets	$95,800	$99,257	$94,272	$92,254	$90,434
Liquid assets[3]	40,791	39,713	38,936	39,192	41,373
Investments	41,138	43,462	42,264	40,519	37,356
Borrowings outstanding, including fair value adjustments	55,486	54,132	53,095	54,103	55,142
Total capital	$25,182	$27,606	$26,136	$25,053	$22,766
of which
Undesignated retained earnings	$7,166	$25,905	$23,116	$21,901	$20,475
Designated retained earnings	433	366	190	125	133
Paid-in Capital	19,567	2,567	2,566	2,566	2,566
Accumulated other comprehensive (loss) income (AOCI)	(1,984)	(1,232)	264	458	(431)
Non-controlling interests	—	—	—	3	23

3 Net of securities sold under repurchase agreements, payable for cash collateral received and associated derivatives.

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Management’s Discussion and Analysis

Table 3: Key Financial Ratios

	2020	2019	2018	2017	2016
Financial ratios[a]:
Return on average assets (GAAP basis)*[b]	(1.7)%	0.1%	1.4%	1.6%	0.0%
Return on average assets (non-GAAP basis)[c]	0.6%	1.4%	1.4%	1.3%	0.5%
Return on average capital (GAAP basis)*[d]	(6.3)%	0.3%	5.0%	5.9%	(0.1)%
Return on average capital (non-GAAP basis)[e]	2.1%	4.9%	5.1%	4.9%	1.8%
Overall liquidity ratio[f]	96%	104%	100%	82%	85%
Debt to equity ratio[g]	2.2:1	2.2:1	2.5:1	2.7:1	2.8:1
Total reserves against losses on loans to total disbursed portfolio[h]	6.3%	4.7%	5.1%	6.1%	7.4%
Capital measures:
Total Resources Required (US$ billions)[i]	20.3	21.8	20.1	19.4	19.2
Total Resources Available (US$ billions)[j]	28.2	27.8	24.7	23.6	22.5
Strategic Capital[k]	7.9	6.0	4.6	4.2	3.3
Deployable Strategic Capital[l]	5.0	3.2	2.2	1.8	1.0
Deployable Strategic Capital as a percentage of Total Resources Available	17.9%	11.6%	8.7%	7.8%	4.4%

*	This ratio is not directly comparable due to the adoption of ASU 2016-01.

a.
Certain financial ratios, as described below, are calculated excluding the effects of unrealized gains and losses on investments, other non‑trading financial instruments, Accumulated Other Comprehensive Income (AOCI), and impacts from consolidated Variable Interest Entities (VIEs).

b.	Net income for the fiscal year as a percentage of the average of total assets at the end of such fiscal year and the previous fiscal year.

c.
Return on average assets is defined as Net income, excluding unrealized gains/losses on investments accounted for at fair value, income from consolidated VIEs and net gains/losses on non-trading financial investments, as a percentage of total disbursed loan and equity investments (net of reserves), liquid assets net of repos, and other assets averaged for the current and previous fiscal year.

d.	Net income for the fiscal year as a percentage of the average of total capital (excluding payments on account of pending subscriptions) at the end of such fiscal year and the previous fiscal year.

e.
Return on average capital is defined as Net income, excluding unrealized gains/losses on investments accounted for at fair value, income from consolidated VIEs and net gains/losses on non-trading financial investments, as percentage of the paid-in share capital and accumulated earnings (before certain unrealized gains/losses and excluding cumulative designations not yet expensed) averaged for the current and previous fiscal year.

f.
Overall Liquidity Policy states that IFC would at all times maintain a minimum level of liquidity, plus undrawn borrowing commitments from the IBRD, that would cover at least 45% of the next three years’ estimated net cash requirements.

g.
Leverage (Debt/equity) ratio is defined as the number of times outstanding borrowings plus committed guarantees cover paid-in capital and accumulated earnings (net of retained earnings designations and certain unrealized gains/losses).

h.	Total reserves against losses on loans to total disbursed loan portfolio is defined as reserve against losses on loans as a percentage of the total disbursed.

i.
Total resources required (TRR) is the minimum capital required to cover the expected and unexpected loss on IFC’s portfolio, calibrated to maintain IFC’s triple-A rating. TRR is the sum of the economic capital requirements for IFC’s different assets, and it is determined by the absolute size of the committed portfolio, the product mix (equity, loans, short-term finance, and Treasury portfolio assets), and by operational and other risks.

j.
Total resources available (TRA) is the total capital of the Corporation, consisting of (i) paid-in capital; (ii) retained earnings net of designations and some unrealized gains and losses; and (iii) total loan loss reserves. TRA grows based on retained earnings (profit minus distributions) and increases in reserves.

k.	Total resources available less total resources required.

l.	90% of total resources available less total resources required.

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Management’s Discussion and Analysis

II. CLIENT SERVICES
FINANCIAL BUSINESS MODEL
IFC helps developing countries achieve sustainable growth by financing private sector investment, mobilizing capital in international financial markets, and providing advisory services to businesses and governments. IFC’s principal investment products are loans, equity investments, debt securities and guarantees. IFC also plays an active and direct role in mobilizing additional funding from other investors and lenders through a variety of means. Such means principally comprise: loan participations, parallel loans, the Managed Co-lending Portfolio Program (MCPP), the non-IFC portion of structured finance transactions, and the non-IFC portion of commitments in funds managed by AMC, (collectively Core Mobilization). Unlike most other development institutions, IFC does not accept host government guarantees of its exposures. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. Equity investments are funded from capital (or net worth).
IFC’s capital base and its assets and liabilities, other than its equity investments, are primarily denominated in U.S. dollars ($ or US$) or swapped into U.S. dollars along with borrowings denominated in currencies other than U.S. dollars which are invested in such currencies. Overall, IFC seeks to minimize foreign exchange and interest rate risks arising from its loans, debt securities and liquid assets by closely matching the currency and rate bases of its assets in various currencies with liabilities having the same characteristics. IFC generally manages non-equity investment related and certain lending related residual currency and interest rate risks by utilizing currency and interest rate swaps and other derivative instruments.
BUSINESS OVERVIEW
For all new investments, IFC articulates the expected impact on sustainable development, and, as the projects mature, IFC assesses the quality of the development benefits realized.
IFC’s strategic focus areas are aligned to advance the WBG’s global priorities.
INVESTMENT SERVICES
IFC’s investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprises. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being completely or partially privatized.
IFC’s investment products and services are designed to meet the needs of clients in different industries, with a special focus on infrastructure, manufacturing, agribusiness services, and financial markets. Investment services product lines include: loans, equity investments, debt securities, trade and supply-chain finance, local currency finance, partial credit guarantees, portfolio risk-sharing facilities, securitizations, blended finance, venture capital, the IDA Private Sector Window (IDA-PSW), client risk management and various mobilization products such as loan participations, parallel loans and the Managed Co-lending Portfolio Program.
IFC’s investment project cycle can be divided into the following stages:

▪	Business Development

▪	Concept Review

▪	Appraisal (Due Diligence)

▪	Investment Review

▪	Negotiations

▪	Public Disclosure

▪	Board of Directors Review and Approval

▪	Commitment

▪	Disbursement of funds

▪	Project Supervision and Development Outcome Tracking

▪	Evaluation

▪	Closing
IFC supervises its projects to monitor project performance and compliance with contractual obligations and with IFC’s internal policies and procedures.

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Management’s Discussion and Analysis

INVESTMENT PRODUCTS
Loans – IFC finances projects and companies through loans, typically for seven to twelve years. IFC also makes loans to intermediary banks, leasing companies, and other financial institutions for on-lending. IFC provides long-term local-currency solutions and helps companies access local capital markets through loans from IFC denominated in local currency, derivatives which allow clients to hedge existing or new foreign currency denominated liabilities back in to the client’s local currency, and structured finance which enable clients to borrow in local currency from other sources. While IFC’s loans have traditionally been denominated in the currencies of major industrial nations, IFC has made it a priority to structure local currency products based on client demand and on IFC’s ability to fund in local-currency and/or economically hedge loans in these currencies through the use of derivatives, principally currency and interest rate swaps and financial futures.
Loans generally have the following characteristics:

▪	Term - typically amortizing with final maturities generally for seven to twelve years, although some loans have been made for tenors as long as 20 years

▪	Currency - primarily in major convertible currencies, principally US dollar, and to a lesser extent, Euro, but with a growing local-currency loan portfolio

▪	Interest rate - typically variable (or fixed and swapped into variable)

▪	Pricing - reflects such factors as market conditions and country and project risks
Equity Investments - Equity investments provide developmental support and long-term growth capital that private enterprises need. IFC invests directly in companies’ equity, and also through private-equity funds. IFC generally invests between 5 and 20 percent of a company’s equity. IFC’s equity investments are typically in the form of common or preferred stock which is not mandatorily redeemable by the issuer or puttable to the issuer by IFC. Equity investments are usually denominated in the currency of the country in which the investment is made. IFC also uses put and call options, profit participation features, conversion features, warrants and other types of instruments in managing its equity investments.
Debt Securities - Investments typically in the form of bonds and notes issued in bearer or registered form, securitized debt obligations (e.g. asset-backed securities (ABS), mortgage-backed securities (MBS), and other collateralized debt obligations) and preferred shares that are mandatorily redeemable by the issuer or puttable to the issuer by IFC.
Trade and Supply Chain Finance - IFC’s Global Trade Finance Program (GTFP) guarantees trade-related payment obligations of approved financial institutions. Separately, the Global Trade Liquidity Program (GTLP) and Critical Commodities Finance Program (CCFP) provides liquidity, through risk sharing, for trade in developing countries. IFC has also commenced a number of other Trade and Supply Chain Finance-related programs, including Global Trade Supplier Finance (GTSF), Global Warehouse Finance Program, Working Capital and Systemic Solutions and Global Trade Structured Trade.
Local Currency Finance - Lending to the private sector in developing countries has traditionally been in the form of loans denominated in foreign currency such as the US dollar or the Euro. But the volatility in currency markets represents a major risk for companies with revenues in local currency. IFC provides long-term local currency solutions and helps companies access local capital markets.
Guarantees and Partial Credit Guarantees - IFC’s guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in US dollar terms. A partial credit guarantee represents a promise of full and timely debt service payment up to a predetermined amount. Typically, the sum that IFC pays out under the guarantee covers creditors irrespective of the cause of default. The guarantee amount may vary over the life of the transaction based on the borrower’s expected cash flows and creditors’ concerns regarding the stability of cash flows. The guarantee is structured to reduce the probability of default of the debt instrument and increase the recovery if default occurs.
Portfolio Risk Sharing Facilities - A risk sharing facility allows a client to sell a portion of the risk associated with a pool of assets. The assets typically remain on the client’s balance sheet and the risk transfer comes from a partial guarantee provided by IFC.
Securitizations - IFC invests in domestics or cross-border securitizations and provides credit enhancement to transactions through funded or unfunded participations, mainly at the mezzanine level.
Blended Finance - In addition to providing commercial financing for IFC’s own account, IFC uses a number of complementary tools to crowd in private sector financing that would otherwise not be available to projects with high development impact. IFC blends concessional funds, typically from development partners, alongside IFC’s own commercial funding.
COVID-19 Response Facilities - The Real Sector Crisis Response Facility, which will support existing clients in the infrastructure, manufacturing, agriculture and services industries. IFC will offer loans to companies in need, and if necessary, make equity investments. This instrument will also help companies in the healthcare sector that are seeing an increase in demand. The existing Global Trade Finance Program, which will allow financial institutions to provide trade financing to companies that import and export goods. The Working Capital Solutions program, which will provide funding to emerging-market banks to extend credit to help businesses shore up their

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Management’s Discussion and Analysis

working capital and thereby maintain viable private sector firms. The Global Trade Liquidity Program, and the Critical Commodities Finance Program, both of which offer risk-sharing support to local banks so they can continue to finance viable companies in emerging markets.
IDA-PSW - The IDA-PSW is a new development finance tool to crowd-in more private sector investment where it is most needed. The $2.5 billion IDA-PSW was created under the IDA18 Replenishment for IFC and MIGA to rebalance the risk-reward profile for private sector projects in the poorest countries eligible to borrow from IDA and fragile and conflict-affected situations. The IDA-PSW is implemented through four facilities:

•
A Risk Mitigation Facility: Involves both MIGA and IFC, this facility is designed to provide project-based guarantees to encourage/mobilize private sector investment in infrastructure projects and public-private partnerships.

•
A Local Currency Facility: Administered by IFC, this facility is designed to provide local currency denominated loans, investments or hedges to private sector clients who operate in markets where there are limited currency hedging capabilities. In the absence of currency hedging instruments and creditworthy counterparties, IDA would enter into swaps or indemnity agreement with IFC.

•
A Blended Finance Facility: Administered by IFC, this facility blends PSW financing support with IFC investments to support small and medium enterprises (SMEs), agribusiness and other pioneering investments.

•
A MIGA Guarantee Facility: Administered by MIGA, this facility is designed to expand the coverage of MIGA Political Risk Insurance (PRI) products through shared first-loss or risk participation similar to reinsurance.

Client Risk Management Services - IFC extends long-maturity risk management products to clients in developing countries. IFC provides derivative products to its clients to allow them to hedge their interest rate, currency, or commodity-price exposures. IFC intermediates between clients in developing countries and derivatives market makers to provide such clients with access to risk‑management products to bridge the credit gap between its clients and the market.
Mobilization Products - IFC promotes development by mobilizing financing for the private sector in its developing member countries.
Loan Participations (B Loans): Through its B Loan Program, IFC offers participants the opportunity to lend to IFC-financed projects. These loans are a key part of IFC’s efforts to mobilize additional private sector financing in developing countries, thereby broadening the Corporation’s developmental impact. When an IFC loan includes financing from the market through the B Loan Program, IFC retains a portion of the loan for its own account (the A Loan), and sells participations in the remaining portion to participants (the B Loan). The borrower signs a single Loan Agreement with IFC, and IFC signs a Participation Agreement with the participant or participants. IFC is the sole contractual lender for the borrower. While IFC is the lender of record, the participants’ involvement is known to the borrower. The structure allows participants to fully benefit from IFC’s status as a multilateral development institution.
A Loan Participations: An A Loan Participation (ALP) is an exposure management tool which IFC uses to reduce its risk exposures to a client, country or sector. An ALP is created through the partial sale of an A Loan to commercial banks or other financial institutions and is governed by a Participation Agreement, much like the agreement used for B Loans. As in a B Loan, IFC remains the lender of record for the entire A Loan and an ALP participant shares all project risks with IFC and has the same benefits of a traditional B Loan participant.

Parallel Loans: IFC acts as an arranger - and can also act as an administrative agent - by using its existing mobilization platform, deal‑structuring expertise and global presence to identify investments, perform due diligence, and negotiate loan documents in cooperation with parallel lenders.
MCPP: MCPP creates diversified portfolios of emerging market private sector loans. MCPP leverages IFC’s origination capacity and deep market knowledge to source opportunities for third party investors to co-lend alongside IFC. MCPP gives IFC the ability to provide larger financing packages than it could from its own account and increases the pool of financing available for achieving development goals. MCPP builds a loan portfolio for an investor that mirrors the portfolio IFC is creating for its own account. MCPP investors and IFC sign upfront administration agreements determining the makeup of the portfolio based on agreed eligibility. Investors pledge capital upfront and then as IFC identifies eligible deals, investor exposure is allocated alongside IFC’s own per the terms of the agreement.
INVESTMENT PROGRAM
COMMITMENTS
Total Long-Term Finance Commitments (Own Account and Core Mobilization) were $21,961 million in FY20, an increase of $2,835 million or 15% from FY19. IFC's FY20 Long-Term Finance Own Account Commitments were $11,135 million, compared to $8,920 million in FY19 and Core Mobilization was $10,826 million, as compared to $10,206 million for FY19, mainly due to increased mobilization in trade finance by $1,307 million offset by a decrease in syndication by $748 million.
FY20 Long-Term Finance Own Account Commitments included $1,510 million of COVID response, largely in the form of loans, and Core Mobilization included $565 million of COVID response.
In addition, Short-Term Finance Commitments were $6,469 million at FY20, which included $2.0 billion of COVID response, as compared to $5,764 million at FY19.

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Management’s Discussion and Analysis

CORE MOBILIZATION
Core Mobilization is financing from entities other than IFC that becomes available to clients due to IFC’s direct involvement in raising resources. IFC mobilizes such private sector finance from other entities through a number of means, as outlined in the Table below.
Table 4: FY20 vs FY19 Long-Term Finance Commitments (Own Account and Core Mobilization) (US$ millions)

	FY20	FY19
Total Long-Term Finance Commitments (Own Account and Core Mobilization)[4]	$21,961	$19,126
Long-Term Finance Own Account Commitments
Loans	$9,509	$7,137
Equity Investments	992	999
Guarantees	550	742
Client Risk Management	84	42
Total Long-Term Finance Own Account Commitments	$11,135	$8,920
Core Mobilization
Syndication
Parallel Loans	$2,892	$3,473
Loan Participations	1,285	1,784
Managed Co-lending Portfolio Program	813	481
Total Syndication	$4,990	$5,738
AMC (see definitions in Table 7)
Asia Fund	$20	$43
GEM Funds	15	282
FIG Fund	14	18
Global Infrastructure Fund	—	33
MENA Fund	—	9
Catalyst Funds	—	3
Total AMC Mobilization	$49	$388
Advisory Mobilization
Public Private Partnership	$2,202	$1,137
CFS Equity Mobilization	215	43
Total Advisory Mobilization	$2,417	$1,180
IFC Initiatives
Global Trade Liquidity Program, Critical Commodities Finance Program, Global Warehouse Finance Program and Global Structured Trade Finance Program	$2,143	$836
Mobilization by Decision	756	1,364
Debt and Asset Recovery Program	390	614
Other Mobilization	81	86
Total IFC Initiatives	$3,370	$2,900
Total Core Mobilization	$10,826	$10,206
INVESTMENT DISBURSEMENTS
IFC disbursed $10,518 million for its own account in FY20 ($9,074 million in FY19): $8,465 million of loans ($7,083 million in FY19), $803 million of equity investments ($908 million in FY19), and $1,250 million of debt securities ($1,083 million in FY19).
DISBURSED INVESTMENT PORTFOLIO
IFC’s total disbursed investment portfolio (a non-GAAP performance measure) was $44,309 million at June 30, 2020 ($44,535 million at June 30, 2019), comprising the disbursed loan portfolio of $26,036 million ($25,400 million at June 30, 2019), the disbursed equity portfolio
4 Debt security commitments are included in loans and equity investments based on their predominant characteristics.

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Management’s Discussion and Analysis

of $11,785 million ($12,929 million at June 30, 2019), and the disbursed debt security portfolio of $6,488 million ($6,206 million at June 30, 2019).
IFC’s disbursed investment portfolio is diversified by industry sector and geographic region.
The distribution of the disbursed investment portfolio by geographical region and industry sector as of June 30, 2020 and June 30, 2019 is shown below:
Figure 1: Disbursed Investment Portfolio Distribution by Region (US$ millions)
Table 5: Disbursed Investment Portfolio Distribution by Industry Sector (US$ millions)

	Disbursed Investments		As a % of Total
	FY20	FY19	FY20	FY19
Finance & Insurance	$18,896	$17,815	43%	40%
Electric Power	4,882	5,344	11%	12%
Collective Investment Vehicles	4,048	4,172	9%	9%
Chemicals	2,523	2,291	5%	5%
Transportation and Warehousing	2,154	2,391	5%	6%
Agriculture and Forestry	1,722	1,741	4%	4%
Natural Resources	1,478	1,624	3%	4%
Wholesale and Retail Trade	1,229	1,044	3%	2%
Construction and Real Estate	1,160	959	3%	2%
Food & Beverages	1,023	1,053	2%	2%
Others	5,194	6,101	12%	14%
Total	$44,309	$44,535	100%	100%
The carrying value of IFC’s investment portfolio comprises: (i) the disbursed investment portfolio; (ii) less reserves against losses on loans; (iii) unamortized deferred loan origination fees, net and other; (iv) disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets; (v) unrealized gains and losses on equity investments held by consolidated variable interest entities; and (vi) unrealized gains and losses on investments.
The carrying value of IFC’s investment portfolio was $41,138 million at June 30, 2020 ($43,462 million at June 30, 2019), comprising the loan portfolio of $24,102 million ($23,983 million at June 30, 2019), the equity portfolio of $10,370 million ($13,130 million at June 30, 2019), and the debt security portfolio of $6,666 million ($6,349 million at June 30, 2019).

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Management’s Discussion and Analysis

LOANS
Loans comprise 59% of the disbursed investment portfolio as of June 30, 2020 (57% at June 30, 2019) and 59% of the carrying amount of the investment portfolio as of June 30, 2020 (55% at June 30, 2019).
The carrying amount of IFC’s loan portfolio on IFC’s consolidated balance sheet (comprising the disbursed loan portfolio together with adjustments as detailed in Note D to IFC’s FY20 consolidated financial statements) grew 0.5% to $24,102 million at June 30, 2020 ($23,983 million at June 30, 2019) analyzed as follows:
Figure 2: Carrying Amount of Loan Portfolio (US$ millions)
The carrying value of the loan portfolio grew by $119 million. New disbursements exceeded repayments and prepayments by $1,574 million. Currency exchange rate losses were $652 million as IFC’s reporting currency, the US dollar, appreciated against investment currencies, particularly the Brazilian real, Mexican peso and Indian rupee. Foreign exchange losses are largely offset by foreign exchange gains from associated currency swaps. The residual largely represents the Foreign exchange gain or loss on unhedged quasi-equity loans and loans funded by local currency bonds. Changes in reserves and fair value totaled $517 million reflecting greater credit risk in IFC's loan portfolio, and write-offs net of recoveries totaled $164 million. The remainder of the change is due to loan conversions and capitalized interest and charges.
Loans have been traditionally denominated in the currencies of major industrial nations, but IFC has an extensive portfolio of local currency products. IFC typically offers local currency products in other currencies where it can economically hedge the local currency loan cash flows back into US dollars using swap markets or where it can fund itself in local bond markets. IFC’s disbursed loan portfolio at June 30, 2020 includes $4,124 million of currency products denominated in Brazilian real, Chinese renminbi, Indian rupee, Indonesian rupiah, Mexican peso, Colombian peso, South African rand, Philippine peso, Hong Kong dollar, Turkish lira, new Romanian lei, Georgian lari Kazakhstan tenge, and Tanzanian shilling ($4,217 million at June 30, 2019). The $93 million decrease in FY20 in local currency loans outstanding measured in US dollars was mainly due to lower disbursements of loans denominated in Indian rupee, South African rand and Brazilian real compared with FY19. IFC has also made loans in a number of frontier market currencies such as Vietnamese dong, Tanzanian shilling and Bangladeshi taka.
At June 30, 2020, 74% of IFC’s disbursed loan portfolio was US dollar-denominated (72% at June 30, 2019).

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Management’s Discussion and Analysis

The currency composition of the disbursed loan portfolio at June 30, 2020 and June 30, 2019 is shown below:
Table 6: Currency position of the Disbursed Loan Portfolio (US$ millions)

	Disbursed Loans		As a % of Total
	FY20	FY19	FY20	FY19
US dollar	$19,311	$18,219	74%	72%
Euro	2,239	2,492	9%	10%
Brazilian real	760	855	3%	3%
Chinese renminbi	750	675	3%	3%
Indian rupee	644	760	2%	3%
Indonesian rupiah	362	221	1%	1%
Mexican peso	346	369	1%	1%
Colombian peso	273	272	1%	1%
South African rand	253	357	1%	1%
Philippine peso	197	211	1%	1%
Others	901	969	4%	4%
Total	$26,036	$25,400	100%	100%
EQUITY INVESTMENTS
IFC’s disbursed equity portfolio totaled $11,785 million at June 30, 2020 ($12,929 million at June 30, 2019), a decrease of $1,144 million or 9%.
Equity investments accounted for 26% of IFC’s disbursed investment portfolio at June 30, 2020, compared with 29% at June 30, 2019 and 25% of the carrying amount of the investment portfolio at June 30, 2020 (30% at June 30, 2019).
The carrying amount of IFC’s equity investment portfolio (comprising the disbursed equity portfolio, together with adjustments as detailed in Note D to IFC’s FY20 consolidated financial statements), declined 21.0% to $10,370 million at June 30, 2020 ($13,130 million at June 30, 2019) analyzed as follows:
Figure 3: Carrying Amount of Equity Investments Portfolio (US$ millions)
The fair value of IFC’s equity portfolio5 was $10,938 million at June 30, 2020 ($13,890 million at June 30, 2019).
DEBT SECURITIES
IFC’s disbursed debt securities portfolio totaled $6,488 million at June 30, 2020 ($6,206 million at June 30, 2019), an increase of $282 million or 5%.
Debt securities accounted for 15% of IFC’s disbursed investment portfolio at June 30, 2020 (14% at June 30, 2019) and 16% of the carrying amount of the investment portfolio at June 30, 2020 (15% at June 30, 2019).
5 Including “equity-like” securities classified as debt securities in IFC’s consolidated balance sheet and equity-related options.

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Management’s Discussion and Analysis

The carrying amount of IFC’s debt securities portfolio (comprising the disbursed debt securities portfolio, together with adjustments as detailed in Note D to IFC’s FY20 consolidated financial statements), increased 5% to $6,666 million at June 30, 2020 ($6,349 million at June 30, 2019) analyzed as follows:
Figure 4: Carrying Amount of Debt Securities Portfolio (US$ millions)
The increase in the debt securities portfolio is largely due to new disbursements exceeding redemptions and prepayments ($715 million in FY20), partially offset by reduction in balances outstanding due to currency exchange rate fluctuations ($310 million in FY20) and other-than temporary- impairments ($130 million in FY20).
Additional information on IFC’s investment portfolio as of and for the years ended June 30, 2020, and June 30, 2019, can be found in Notes B, D, E, F, G, H, P, R and T to IFC’s FY20 consolidated financial statements.
GUARANTEES AND PARTIAL CREDIT GUARANTEES
IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC’s guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in U.S. dollars terms. Guarantee fees are consistent with IFC’s loan pricing policies.
Guarantees of $3,900 million were outstanding (i.e., not called) at June 30, 2020 ($2,899 million at June 30, 2019).
INVESTMENT PORTFOLIO MANAGEMENT
At the core of IFC’s approach to portfolio management is the aim to build and proactively manage a portfolio that produces strong financial results and development impact. IFC achieves this through a combination of strong presence on the ground and deep sector expertise, that enables IFC to stay close to its clients and markets, monitor trends and anticipate impacts on its portfolio of clients.
In order to provide continued corporate oversight to IFC’s portfolio, the Operations Committee periodically reviews the investment portfolio, looking both at broad trends as well as select individual assets, which are further complemented by monthly focused in-depth discussions of IFC’s key sector and country exposures. Quarterly reviews of IFC’s portfolio results are presented to the Board, along with an in-depth analysis at the end of the Fiscal Year. IFC's investment and portfolio teams, largely based in field offices, complement global reviews with asset-by-asset quarterly assessments, for investments.
At the corporate level, IFC combines the analysis of its portfolio performance with sector expertise and country/region market intelligence, and projections of global macroeconomic and market trends to inform decisions about future investments. IFC also regularly conducts stress tests to assess the performance of the portfolio against possible macroeconomic developments, and to identify and address risks.
At the asset level, IFC’s multidisciplinary teams, including investment and sector specialists with deep industry expertise, closely monitor investment performance and compliance with investment agreements. IFC does this, among other things, through site visits to evaluate project implementation, and through active engagement with sponsors and government officials, where relevant, to identify potential problems early on and formulate appropriate solutions. IFC also systematically and timely tracks environmental and social performance, and measures financial and development results.
IFC constantly assesses its equity portfolio proactively to identify assets ready for divestments, where IFC’s development role has been completed. This rebalancing of the equity portfolio is the result of an analysis that takes into account market conditions, opportunities, expected returns, and risks, and is adjusted periodically as required. To strengthen this process, IFC has recently appointed Equity Heads of Industry, who provide central oversight particularly of IFC’s larger and more complex equity positions.

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Management’s Discussion and Analysis

For projects in financial distress, IFC’s Special Operations Department determines the appropriate remedial actions. It seeks to keep the project operational to achieve the development impact intended at its onset. It also negotiates agreements with creditors and shareholders to share the burden of restructuring.
Investors and other partners participating in IFC’s operations are kept regularly informed on project developments. IFC consults or seeks their consent as appropriate.
At the core of active portfolio management is the need to have timely and accurate information to drive business decisions. IFC continues to invest in information-technology systems to better support the management of its portfolio, and is in the process of strengthening its portfolio support structure through the creation of the Operations Support Unit at the corporate level, to be further extended to its sector and regional teams.
MCPP
As of June 30, 2020, twelve global investors have pledged $10 billion to MCPP; four investors participate exclusively in infrastructure projects, six exclusively in financial institutions, and two others are cross-sectoral. Investors have also approved funding for 182 projects totaling $7 billion across 51 countries as of June 30, 2020, of which $5.1 billion has been committed. IFC will continue to deploy the remaining funds raised as IFC identifies projects that meet investors’ investment criteria.
IDA-PSW
As of June 30, 2020, $1,370 million of instruments under the IDA-PSW had been approved, of which $1,008 million related to IFC. Refer to Note X to the FY20 consolidated financial statements for transaction details.

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Management’s Discussion and Analysis

AMC
Effective January 31, 2020, IFC Asset Management Company, LLC (AMC) was merged into IFC. IFC, as the successor to AMC, has assumed all the assets, rights, liabilities and obligations of AMC. The AMC business is now operated as a division within IFC. In this form, the AMC division continues to operate as manager of all AMC funds, retaining independent decision-making on deploying investors’ funds and managing the funds’ portfolio investments.
This change did not have a significant impact on IFC's financial position, results of operations or cash flows.
AMC was established by IFC in 2009 to invest third-party capital and IFC capital, enabling outside investors to invest alongside IFC in developing markets. Investors in funds managed by AMC have included sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions (IFIs).
Cumulatively through June 30, 2020, AMC raised total funds of $10.1 billion ($10.1 billion at June 30, 2019).
The Funds Managed by AMC and their activities as of and for the years ended June 30, 2020 and 2019 are summarized as follows:
Table 7: Funds Managed by AMC and their Activities FY20 vs FY19 (US$ millions unless otherwise indicated)

	Through June 30, 2020				For the year ended June 30, 2020
	Total funds raised since inception			Cumulative investment commitments **	Investment commitments made by Fund ***	Investment disbursements made by Fund
	Total	From IFC	From other investors
Investment Period
IFC Financial Institutions Growth Fund, LP (FIG Fund)	$505	$150	$355	$178	$20	$7
IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	66	—	6
IFC Emerging Asia Fund, LP (Asia Fund)	693	150	543	171	26	13
Post Investment Period
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	1,275	775	500	1,226	—	—
IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,614	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	876	—	3
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	182	—	182	130	—	—
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	365	—	30
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund)*	1,430	200	1,230	929	—	—
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	757	17	71
Women Entrepreneurs Debt Fund, LP (WED Fund)	115	30	85	110	—	—
China-Mexico Fund, LP (China-Mexico Fund)	1,200	—	1,200	320	—	35
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund)****	550	250	300	82	—	—
Total	$10,055	$2,265	$7,790	$6,824	$63	$165
* Includes co-investment fund managed by AMC on behalf of Fund LPs.
** Net of commitment cancellations.
*** Excludes commitment cancellations from prior periods.
**** The Russian Bank Cap Fund has completed the exit from all its investments and was liquidated during FY18.

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Management’s Discussion and Analysis

	Through June 30 2019				For the year ended June 30, 2019
	Total funds raised since inception			Cumulative investment commitments **	Investment commitments made by Fund ***	Investment disbursements made by Fund
	Total	From IFC	From other investors
Investment Period
China-Mexico Fund, LP (China-Mexico Fund)	$1,200	$—	$1,200	$320	$—	$50
IFC Financial Institutions Growth Fund, LP (FIG Fund)	505	150	355	158	25	6
IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	66	14	12
IFC Emerging Asia Fund, LP (Asia Fund)	693	150	543	145	55	45
Post Investment Period
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	1,275	775	500	1,226	—	—
IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,614	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	876	—	5
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	182	—	182	130	—	—
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	365	5	62
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund)*	1,430	200	1,230	931	40	55
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	740	343	100
Women Entrepreneurs Debt Fund, LP (WED Fund)	115	30	85	110	23	24
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund)****	550	250	300	82	—	—
Total	$10,055	$2,265	$7,790	$6,763	$505	$359
* Includes co-investment fund managed by AMC on behalf of Fund LPs.
** Net of commitment cancellations.
*** Excludes commitment cancellations from prior periods.
**** The Russian Bank Cap Fund has completed the exit from all its investments and was liquidated during FY18.
ADVISORY SERVICES
It takes more than finance to achieve sustainable development. IFC’s experience shows the powerful role advice can play in unlocking private sector investment, helping businesses to expand and create jobs. IFC’s advisory engagements play an important role in helping to strengthen the WBG’s efforts to end poverty and boost shared prosperity.
IFC is continuing to address increasingly complex development challenges and is now enhancing its Creating Markets strategy by introducing new upstream activities to generate investment pipelines for IFC. Upstream and Advisory are critical for IFC’s delivery on this new strategy by bringing together the diverse WBG actions needed to create markets and by focusing on building a pipeline of bankable projects, especially in IDA countries and Fragile and Conflict Affected States (FCS). Advisory will also continue to deliver proven solutions that support clients to raise their standards and expand their market access, while working to enable sector reform and develop a level playing field in IFC’s client countries.
In FY20, IFC completed an assessment of the impact from COVID-19 on IFC’s Advisory portfolio examining factors that could impair delivery capacity: budget availability, projects’ relative duration and proximity of closing dates, client’s ability to receive advisory services and logistical challenges. Overall, at this point of the crisis, the impact on advisory operations seems to be moderate. Although most projects are reporting delays to short term deliverables, on average 50% of projects feel that delays can be recovered over the currently planned lifetime of the project. Furthermore, an estimated one third of project would need a simple extension. As the global situation progresses, IFC will continue monitoring COVID-19 impact on the Advisory portfolio to ensure IFC are taking actions commensurate with the client situations and IFC’s ability to deliver.

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Management’s Discussion and Analysis

During FY20, IFC provided advice in key business areas:
Financial Institutions: IFC helps increase the availability and affordability of financial services for individuals and for micro, small, and medium enterprises. IFC works with financial institutions to strengthen their risk management and diversify their product offering in areas such as SMEs, housing finance, and sustainable energy.
Manufacturing Agribusiness & Services (MAS): IFC helps clients improve farmer productivity and standards in agribusiness. IFC’s efforts are focused on designing efficient value chains and boosting food security-thereby providing valuable social, economic, and environmental benefits for all stakeholders. MAS helps clients develop clean, affordable, competitive, and high-quality energy and resource efficiency solutions across the value chain. MAS also works to improve manufacturing productivity and increase the efficiency and effectiveness in the healthcare and education sectors.
Infrastructure & Natural Resources: IFC helps both private and sub-sovereign public sector clients to build capacity and mechanisms to become attractive destinations for infrastructure investments. IFC works closely with private sector clients and commercially run state-owned enterprises to acquire a social license to operate in tough environments by increasing benefits to local communities; mitigating social risks; and addressing obstacles to equality and inclusion in the workplace, across the supply chain. IFC also works with subnational governments to strengthen institutions and regulations; improve critical infrastructure and environmental sustainability; foster skills and innovation; expand access to finance; and build capacity to manage tax and royalty payments to improve community welfare and local content.
Telecoms, Media, Technology, Venture Investing: Provides Advisory Services in two areas: (i) through its SME Ventures program, it supports local first-time fund managers delivering risk capital to SMEs in difficult markets (FCS & Low-Income IDA Countries), and (ii) the Venture Investing unit which focuses on cross-cutting themes across regions and industries for creating markets around disruptive technologies, digitalization, and innovation in emerging markets.
Environment Social & Governance: IFC helps clients conduct business in a sustainable manner and manage risks by promoting sound environmental, social and corporate governance practices.
Transaction Advisory: Provides two types of advisory services: (i) through its Public-Private Partnerships team, it supports national and subnational governments in structuring and procuring private sector partners for Public-Private Partnerships, to improve access to education, energy, transport, healthcare, and sanitation services; and (ii) through its Corporate Finance team, it supports private sector clients in their cross-border mergers and acquisition transactions.
Global Practices: Working in partnership with the World Bank GPs, IFC support national and local governments to enact and implement reforms to facilitate job creation and growth in IFC's client countries, primarily in the areas of investment climate and development of financial markets.
Other Advisory: IFC also provides advisory solutions that can be deployed across several industries, which include work on climate business, gender and country engagement advisory.
As of June 30, 2020, the IFC Advisory Services Portfolio totaled about $1,509 million ($1,529 million at June 30, 2019). FY20 program expenditures was $274 million ($295 million in FY19) with a strong focus on IFC's strategic priority areas IDA at 57%, FCS at 22%, and Climate Change at 25%, (compared to 59%, 21% and 24% respectively in FY19). Despite the pandemic, IFC expect a steady growth particularly with IFC’s increased utilization of its Creating Markets Advisory Window in support of the creating markets agenda in IDA eligible and fragile countries.
Table 8: IFC Advisory Services - Program Expenditures by Region for FY20 vs FY19

	FY20		FY19
IFC Advisory Services expenses by region	US$ millions	%	US$ millions	%
Sub Saharan Africa	$93	34	$97	33
East Asia and the Pacific	43	16	55	19
Europe and Central Asia	35	13	39	13
Latin America and the Caribbean	31	11	30	10
South Asia	26	9	36	12
World region	25	9	21	7
Middle East and North Africa	21	8	17	6
Total Program Expenditures	$274	100	$295	100

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Management’s Discussion and Analysis

Table 9: IFC Advisory Services - Program Expenditures by Business Area for FY20 vs FY19

	FY20		FY19
IFC Advisory Services expenses by area	US$ millions	%	US$ millions	%
Global Practices	$93	34	$102	35
Financial Institutions	52	19	65	22
Transaction Advisory	46	17	43	15
Manufacturing Agribusiness & Services	35	13	34	11
Infrastructure & Natural Resources	18	7	19	6
Environment Social & Governance	11	4	14	5
Telecoms, Media, Technology, Venture Investing	4	1	5	2
Other Advisory	15	5	13	4
Total Program Expenditures	$274	100	$295	100
III. LIQUID ASSETS
All liquid assets are managed according to an investment authority approved by the Board of Directors and Liquid Asset Investment Directive approved by IFC’s Corporate Risk Committee, a subcommittee of IFC’s Management Team.
IFC funds its liquid assets from two sources, borrowings from the market (the Funded Liquidity Portfolio) and capital (the Net Worth Funded Portfolio). Liquid assets are managed in several sub-portfolios related to these sources.
IFC generally invests its liquid assets in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include asset-backed securities (ABS) and mortgage-backed securities (MBS), time deposits, and other unconditional obligations of banks and financial institutions. Diversification across multiple dimensions ensures a favorable risk return profile. IFC manages the individual liquid assets portfolios on an aggregate portfolio basis against each portfolio's benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, principally currency and interest rate swaps, foreign exchange forward contracts, and futures and options, and it takes positions in various industry sectors and countries.
IFC’s liquid assets are accounted for as trading portfolios. The net asset value of the liquid assets portfolio was $40.8 billion at June 30, 2020 ($39.7 billion at June 30, 2019). The increase in FY20 was due to (i) a $0.4 billion decrease in funded liquidity due to net debt issuances, both short-term and long-term, net of disbursements to clients and (ii) an increase of $1.5 billion in the Net Worth Funded portfolio that reflects investment of cash from net equity sales plus net income from Investment Operations related to mission-loans and liquidity management.
FUNDED LIQUIDITY PORTFOLIO
IFC's primary funding source for liquid assets is market borrowings. Proceeds of borrowings from market sources not immediately disbursed for loans and loan-like debt securities are managed internally against money market benchmarks in the Funded Liquidity portfolio. During FY20, there was a small portion of Funded Liquidity managed by third parties that was liquidated and is now managed internally.
NET WORTH FUNDED PORTFOLIO
The second funding source of liquid assets is that portion of IFC’s net worth not invested in equity and equity-like investments. These funds comprise the Net Worth Funded Portfolio which is managed against a U.S. Treasury benchmark. A portion of these assets were managed by third parties with the same benchmark as the part managed internally. During FY20, these funds were liquidated and are now managed internally.
Income from liquid assets trading activities6 was $1,039 million in FY20, $521 million from the Funded Liquidity Portfolio (net asset value of $28.5 billion at June 30, 2020) and $518 million from the Net Worth Funded Portfolio (net asset value of $12.3 billion at June 30, 2020).
6 Reported gross of borrowing costs and excluding foreign exchange gains and losses on local currency Funded Liquidity which are reported separately in foreign currency gains and losses on non-trading activities.

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Management’s Discussion and Analysis

IV. FUNDING RESOURCES
IFC’s funding resources (comprising borrowings, capital and retained earnings) as of June 30, 2020 and June 30, 2019 are as follows:
Figure 5: IFC's Funding Resources (US$ millions)
BORROWINGS
The major source of IFC’s borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member, together with the member in whose currency the borrowing is denominated.
IFC’s new medium and long-term borrowings (after the effect of borrowing-related derivatives and including discount notes with maturities greater than three months of $3.7 billion in FY20, $4.7 billion in FY19 and $2.5 billion in FY18) totaled $14.6 billion during FY20 ($15.5 billion in FY19 and $16.0 billion in FY18) reflecting a paced implementation of the funding program in line with funding needs of the Corporation. In addition, the Board of Directors has authorized the repurchase and/or redemption of debt obligations issued by IFC, which enhances the liquidity of IFC’s borrowings. IFC uses its issuances as a tool to promote capital markets development in emerging and frontier markets. Proceeds of these issuances not disbursed into loans have primarily been invested in securities of the related sovereign and sovereign instrumentalities in the currency of the issuances. During FY20, IFC repurchased and retired $2.1 billion of outstanding debt ($0.7 billion in FY19 and $0.8 billion in FY18), including debt called and bought back, generating gains on buybacks (from fees and capital gains) of $7.0 million in FY20 ($1.0 million - FY19 and $2.0 million - FY18).
IFC diversifies its borrowings by currency, country, source, and maturity to provide flexibility and cost-effectiveness. In FY20, IFC borrowed in 29 currencies and in final maturities ranging from 3 months to 40 years. Borrowings outstanding have a weighted average remaining contractual maturity of 7.4 years at June 30, 2020 (8.2 years at June 30, 2019). Actual maturities may differ from contractual maturities due to the existence of call features in certain of IFC’s borrowings.
Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. As of June 30, 2020, IFC had gross payables from borrowing-related currency swaps of $27.6 billion ($26.3 billion at June 30, 2019) and from borrowing-related interest rate swaps in the notional principal payable amount of $25.6 billion ($26.7 billion at June 30, 2019). After the effect of these derivative instruments is taken into consideration, 97% of IFC’s market borrowings at June 30, 2020 were variable rate US dollar-denominated (96% - June 30, 2019). The weighted average cost of outstanding market borrowings after currency and interest rate swap transactions was 1.1% at June 30, 2020 (2.8% at June 30, 2019). The decrease in cost of borrowings compared to the prior year was due to significantly lower US$ six‑month LIBOR rates.
IFC also uses its borrowings as a tool to promote capital markets development in emerging and frontier markets and this can result in raising local currency funds. Proceeds of these issuances not disbursed into loans have primarily been invested in securities of the related sovereign and sovereign instrumentalities in the currency of the issuances. Borrowings from market sources at June 30, 2020 with no associated interest rate or currency swap amounted to 4% of the total borrowings from market sources (4% at June 30, 2019).

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Management’s Discussion and Analysis

As of June 30, 2020, $1.9 billion ($2.2 billion as of June 30, 2019) of such non-US$ denominated market borrowings were outstanding, denominated in Bangladeshi taka, Botswana pula, Costa Rican colòn, Dominican peso, Georgian lari, Indonesian rupiah, Indian rupee, Kazakhstan tenge, Namibian dollar, Philippine peso, new Romanian lei, new Serbian dinar, Turkish lira, Ukraine hrivnya and Uzbekistan sum. Proceeds of such borrowings were invested in such local currencies, on-lent to clients and/or partially swapped into US dollars.
IFC has short term discount note programs in US dollar and Chinese renminbi to provide an additional funding and liquidity management tool for IFC in support of certain of IFC’s trade finance and supply chain initiatives and to expand the availability of short term local currency finance. The discount note programs provide for issuances with maturities ranging from overnight to one year. The weighted average cost of discount note borrowing in FY20 was 1.5%. During FY20, IFC issued $3.7 billion of discount notes and $3.0 billion were outstanding as of June 30, 2020 under the short-term discount note programs.
CAPITAL AND RETAINED EARNINGS
Table 10: IFC's Capital (US$ millions)

	June 30, 2020	June 30, 2019
Capital
Capital stock, authorized	$25,080	$2,580
Subscribed capital	20,366	2,567
Less: unpaid portion of subscriptions	(799)	—
Paid-in capital	19,567	2,567
Accumulated other comprehensive loss	(1,984)	(1,232)
Retained earnings	7,599	26,271
Total Capital	$25,182	$27,606
At June 30, 2020 and June 30, 2019, retained earnings comprised the following:

Table 11: IFC's Retained Earnings (US$ millions)

	June 30, 2020	June 30, 2019
Undesignated Retained Earnings	$7,166	$25,905
Designated Retained Earnings:
Grants to IDA	213	115
Creating Markets Advisory Window	135	166
Advisory Services	69	66
IFC SME Ventures for IDA countries	15	16
Performance-based Grants	1	3
Total Designated Retained Earnings	$433	$366
Total Retained Earnings	$7,599	$26,271

Following the Spring Meetings in April 2018, a financing package, comprising: (i) a three-step capital raising process: Conversion of a portion of retained earnings into paid-in capital, a Selective Capital Increase (SCI) and a General Capital Increase (GCI) that would provide up to $5.5 billion in additional paid-in capital; (ii) a planned suspension of grants to IDA after the conclusion of the IDA 18 replenishment cycle; and (iii) internal measures for increased efficiency was endorsed by the Board of Governors. The authorized capital stock as on June 30, 2020 is 25,079,991 shares of $1,000 par value each (2,580,000 at June 30, 2019).
The GCI and SCI Resolutions were adopted and became effective on April 16, 2020 and $17 billion of retained earnings were converted into paid-in-capital in April 2020, and the capital subscription process was formally launched on April 22, 2020. As of June 30, 2020, nine countries have subscribed a total of $799 million (General capital increase of $621 million and Selective capital increase of $178 million).

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Management’s Discussion and Analysis

DESIGNATIONS OF RETAINED EARNINGS
Amounts available to be designated are determined based on a Board of Directors-approved income-based formula and on a principles-based Board of Directors-approved financial distribution policy, and are approved by the Board of Directors.
IFC’s Board of Directors approved a change to the sliding-scale formula and the methodology used for calculating the incremental rate of designation, beginning with the designation in respect of FY17. The revised approach establishes a threshold that no designations of any kind can take place if IFC’s DSC ratio is below 2%, and establishes a framework for prioritizing future designations to Advisory Services and for transfers to IDA based on IFC’s DSC ratio and a cushion for Advisory Services. IFC has also created a new mechanism that was funded for the first time in FY18, the Creating Markets Advisory Window (CMAW), to focus on market creation in eligible IDA countries and fragile and conflict situations.
The revised approach established a maximum cumulative amount that can be contributed to IDA, during the IDA 18 Replenishment, of $300 million, with no more than $100 million in any given year (plus any shortfall from earlier years).
The approach also conditions Grants to IDA during a fiscal year at IFC’s Net Income, if any, for the nine months ended March 31 of that fiscal year with actual transfer to occur in June of that fiscal year. Any amounts designated in prior years and not transferred pursuant to this requirement would be deferred to the next fiscal year. Grants to IDA would also be deferred to the next fiscal year if capital as reported on IFC’s consolidated balance sheet has declined between June 30 of the prior fiscal year and March 31 of that fiscal year.
New designations to IDA have been suspended, effective FY20. $213 million of designations approved in FY18 and FY19 have not been transferred as of FY20-end. These designations would be transferred in June 2021, but capped at IFC's Net Income for the nine months ending March 31, 2021, if any, and subject to capital as reported on IFC's consolidated balance sheet as of March 31, 2021 not declining from capital as reported on IFC's consolidated balance sheet as of June 30, 2020. Any amount not transferred in June 2021 would then be transferred in the year ending June 2022, subject to that year's cap.
IFC recognizes designations of retained earnings for Advisory Services and CMAW when the Board of Directors approves it and recognizes designations of retained earnings for grants to IDA when it is noted with approval by the Board of Governors. Expenditures for the various approved designations are recorded as expenses in IFC’s consolidated statement of operations in the period in which they occur, and have the effect of reducing retained earnings designated for this specific purpose.
IFC reviewed the calculation of Income Available for Designations in FY20 due to the adoption of ASU 2016-01, Recognition and Measurement of Financial Assets and Liabilities (ASU 2016-01) in FY19 which resulted in all unrealized gains and losses on equity investments being reported in Net Income. Beginning in FY20, IFC uses "income excluding unrealized gains and losses on investments and borrowings and grants to IDA" as the metric for Income Available for Designations.
FY19 DESIGNATIONS
Income available for designations in FY19 (a non-GAAP measure) totaled $909 million, as calculated under accounting standards for equity investments in effect prior to July 1, 2018 which formed the basis of IFC’s revised approach to designations and sliding scale formula approved in FY17, and is consistent with IFC’s designations from FY17 and FY18 net income. Given the CMAW spending cushion at FY19-end, IFC did not make an additional designation in FY19 and expects to continue to make designations in future years as allowed by IFC’s net income and as CMAW spending ramps up.
On August 8, 2019, the Board of Directors approved a designation of $24 million of IFC’s retained earnings for Advisory Services, and, subject to the conditions detailed above, a designation of $98 million of IFC’s retained earnings for grants to IDA. These designations were noted with approval by the Board of Governors on October 18, 2019.
IFC did not recognize expenditures against designations for grants to IDA in FY19 from FY18 designation and the transfer was deferred to FY20 due to IFC's net loss for the nine months ended March 31, 2019 in accordance with the Board of Directors approved framework for designations.
IFC did not recognize expenditures against designations for grants to IDA in FY20 from FY18 and FY19 designations, and both transfers were deferred to FY21, due to IFC's net loss for the nine months ended March 31, 2020.
FY20 DESIGNATIONS
Income available for designations in FY20 (a non-GAAP measure) totaled $572 million, calculated as net income excluding unrealized gains and losses on investments and borrowings and grants to IDA. Based on the new Board-approved distribution policy outlined above, the maximum amount available for designation was $44 million. On August 7, 2020, the Board of Directors approved a designation of $44 million of IFC’s retained earnings for CMAW, subject to the conditions detailed above. There were no designations of IFC's retained earnings for Advisory Services. This designation is expected to be noted with approval by the Board of Governors, and subject to the above conditions, concluded in FY21.
DEPLOYABLE STRATEGIC CAPITAL
IFC’s Capital Adequacy, as measured by Deployable Strategic Capital (DSC), was 17.9% at the end of FY20, higher than the 11.6% at the end of FY19. The 6.3 percentage point (pp) increase was largely due to the reduction in capital required to support IFC’s business.

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Management’s Discussion and Analysis

V. RISK MANAGEMENT
IFC RISK MANAGEMENT RESPONSE TO COVID-19
What became the global COVID-19 global pandemic began to affect financial markets significantly in FY20 Q2 and this became pervasive in FY20 Q3, resulting in significant price volatility across most markets, setting off massive fiscal and monetary responses in many countries in response. The real economy in the vast majority of countries in which IFC’s clients operate began to deteriorate in early FY20 Q3 and then quickly contracted as most of those countries implemented drastic quarantine responses to mitigate the spread of contagion.
FY20 Q1 and FY20 Q2 economic and market expectations quickly became obsolete, necessitating fundamental reviews of, inter alia, potential funding, liquidity and valuation outlooks. As IFC clients began to be impacted directly, Risk Management’s involvement was key to fast-tracking IFC’s COVID-19 emergency financing initiatives. Revised stress scenarios were also conducted on the investment portfolio to calibrate potential capital, balance sheet and income statement impacts, the results of which were discussed with IFC’s Board of Directors.
ENTERPRISE RISK MANAGEMENT
IFC provides long-term investments and advisory services to the private sector in emerging markets and is therefore exposed to a range of potential financial and non-financial impacts. Active monitoring and sound management of evolving risks remain critical pillars in terms of fulfilling IFC’s mission.
ENTERPRISE RISK MANAGEMENT FRAMEWORK
IFC’s enterprise risk management framework (ERM) is designed to enable the prudent management of financial and reputational impacts that originate from the Corporation’s business activities. In this context, IFC’s risk management efforts are designed specifically to help align the Corporation’s performance with its strategic direction. The ERM framework that IFC adopted in the year ended June 30, 2014 remains aligned with industry standards and is designed to underpin IFC's response to risk by defining:

•	IFC's core risk management principles;

•
A common risk taxonomy for use across the organization, to help ensure that risk management efforts are coordinated and aligned across the distinct parts of the organization that share responsibility for managing different aspects of risk;

•
A standard classification of roles and responsibilities for risk management, to differentiate and thereby clarify how different parts of the Corporation contribute towards the overall management of risk;

•	How emerging and evolving risks are identified, defined, monitored and managed; and

•	The structures, processes and methods that are necessary to put active risk management into practice.
KEY RISK MANAGEMENT PRINCIPLES
The key principles that continue to inform IFC’s ERM Framework are:

•	Maximizing development impact while maintaining financial sustainability within specified tolerances;

•	Ensuring that business decisions are based on a thorough understanding of risks and that risks and rewards are balanced appropriately;

•	Being disciplined and selective in undertaking activities that could cause significant adverse reputational impact; and

•	Sharing responsibility for risk management across the Corporation.
The ERM Framework comprises several components, each addressing a specific issue within the Framework. These components are dynamic in nature and reflect the fact that IFC’s risk management evolution is a continual, iterative and interconnected effort.

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Management’s Discussion and Analysis

The ERM Framework is depicted as follows:
Figure 6: IFC's Enterprise Risk Management Framework

What else can go wrong and how are the risks that IFC faces interconnected?
What are all the risks to IFC's business strategy and operations?
Stress Testing
Coverage
What is IFC doing about the risks?
How much risk is IFC willing to take?
Response
Risk Appetite
Risk Culture
Control Environment
Governance & Policies
How good is IFC at overseeing its risk taking?
How well does IFC manage its risks?
Measurement & Evaluation
Risk Data & Infrastructure
How does IFC determine the size and scope of the risks?
How does IFC ensure it has the right information to manage its risk profile?

Risk Culture - Starting with IFC’s senior management, building the right risk culture instills behaviors that are integral to the success of ERM.
Risk Coverage - IFC’s risk profile is assessed across five classes of risk, namely credit, market, operational, liquidity and business risks. Each of these is addressed in this section.
Risk Appetite - A comprehensive set of explicit risk appetite statements, with associated metrics, provides a consistent and integrated basis for making decisions that impact IFC’s risk profile, while monitoring IFC’s risk exposures, and taking remedial action when risk tolerances are threatened or exceeded.
Risk Governance and Policies - IFC’s risk governance structure is based on the industry-standard principle of “three lines of defense”.

•
IFC’s first line of defense is line management, consisting of frontline decision makers on individual projects and transactions. The second line of defense is, collectively, the Management Team, its committees and IFC’s independent risk management functions. Independent oversight bodies, together with the Board of Directors, serve as the third line of defense. These independent oversight bodies are:

•	The Independent Evaluation Group, which assesses the alignment between projected and realized outcomes of IFC’s investment and advisory projects undertaken with its clients;

•
The Compliance Advisor/Ombudsman, which is the independent recourse mechanism for IFC’s stakeholders, responding to complaints from project-affected communities with the goal of enhancing social and environmental outcomes on the ground;

•	The WBG’s Internal Audit Vice Presidency, which evaluates the effectiveness of the organization’s governance, risk management, and control processes; and

•	The Integrity Vice-Presidency, which investigates and pursues sanctions related to allegations of fraud and corruption in WBG-financed activities.

•	IFC’s risk management policies define the types and amounts of risk that IFC’s Management Team is willing to assume, via delegated authority from the Board.
Risk Data and Infrastructure - Source data is collected, integrated and analyzed to support decision-making across the Corporation.
Measurement and Evaluation - IFC uses a combination of quantitative and qualitative metrics to manage its risk profile. Key metrics for each category of risk are discussed later in this section.
Control Environment - Management relies on internal controls, modelled on the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Framework, to reduce the level of financial reporting risk to an acceptable level.

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Management’s Discussion and Analysis

Risk Response - Risks are analyzed and monitored by IFC’s risk oversight units and the Corporate Risk Committee, a subcommittee of IFC’s Management Team, which meets frequently to discuss and decide upon enterprise-level risk issues.
Stress Testing - IFC-wide stress testing provides Management with an additional tool to inform capital management and decision making. The testing involves multi-year projections of IFC’s financial performance and capital adequacy under base case and stressed macroeconomic scenarios.
ENTERPRISE LEVEL RISK APPETITE
IFC has developed risk appetite statements which set the direction for the Corporation’s willingness to take risks in fulfilment of its development goals. These statements reflect the Corporation’s core values of maximizing development impact, preserving its financial sustainability and safeguarding its reputation.
At the strategic level, IFC has adopted the following risk appetite statements:

•
Developmental Impact: IFC will maximize developmental impact by focusing on the WBG’s twin goals of addressing extreme poverty and boosting shared prosperity, while maintaining financial sustainability and safeguarding its brand.

•	Financial Sustainability: IFC will generate and maintain sufficient financial resources, conduct its business and manage risks consistent with standards implied by a triple-A rating.

•
Safeguarding Reputation: In determining what engagement and activities to pursue, IFC will assess whether any potential adverse impact to its reputation is balanced by the potential development impact.

IFC applies a rigorous ex-ante and ex-post impact assessment framework (Anticipated Impact Measurement and Monitoring, AIMM) under which projects are scored, incentives are set and trade-offs managed on a portfolio basis.
From a financial sustainability perspective, the capital required to maintain a triple-A rating is assessed using an economic capital framework, which is the foundation of financial risk management at IFC. Economic capital acts as a “common currency of risk” across the organization, providing IFC with an objective, quantifiable measure of risk that can be applied consistently across business lines, products, regions and sectors. IFC holds economic capital for credit, market and operational risks. The primary measure of capital adequacy is DSC, which is the capital available to support future commitments over and above the current portfolio plus an additional capital buffer.
IFC conforms to key financial policies approved by its Board of Directors, as detailed below:

•
Capital Adequacy Policy - IFC is required to maintain a minimum level of total resources (including paid-in capital, total loss reserves and retained earnings, net of designations) equal to total potential losses for all on- and off-balance sheet exposures estimated at levels consistent with maintaining a triple-A rating.

•	Leverage Policy - IFC’s outstanding debt plus guarantees held must not exceed four times its net worth.

•	Overall Liquidity Policy - Minimum liquidity (liquid assets) must be sufficient at all times to cover at least 45% of IFC’s estimated net cash requirements for the next three years.

•
Matched Funding Policy - Loans are funded with liabilities that have similar characteristics in terms of interest rate basis, currency, and maturity, except for new products, approved by the Board of Directors, involving asset-liability mismatches.

In order to safeguard its reputation, IFC pays close attention to potential adverse reputational impacts which may exceed its risk tolerance, as negative perceptions of IFC held by stakeholders or the general public may ultimately impact IFCs ability to carry out business effectively. In determining which engagements and activities to pursue, IFC assesses whether any identified potential adverse impact to its reputation is balanced by the project’s or program’s potential development impact and financial returns.
One of the key forward-looking tools used by IFC for promoting its brand and managing reputational impact is effective communication. Communication activities are coordinated by the IFC’s Partnerships, Communications & Outreach Vice Presidency. This unit provides advice on strategic and crisis communications for managing potential and actual reputational impacts at both the corporate and project levels, throughout the project life cycle. It is also responsible for external and internal communications, campaigns, civil society engagement, brand marketing, and web, social, and other media. It collaborates across IFC and works in conjunction with other WBG entities to develop and implement effective communications strategies that strengthen the IFC brand.
TREASURY RISK MANAGEMENT
Treasury risks are managed through a two-tier risk framework: (1) a comprehensive policy framework and (2) an economic capital limit for Treasury activities. The policy framework is based on four principles:

▪	Investment in high quality assets;

•	Diversification via position size/concentration limits;

•	Limits on market risks (credit spread, interest rate, foreign exchange, and option risks); and

•	Proactive portfolio surveillance.

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Management’s Discussion and Analysis

In line with regulatory changes in global financial markets, IFC has continued to refine its Treasury risk management framework, including management of funding and liquidity risks.
CREDIT RISK MANAGEMENT
DEFINITION AND SCOPE OF CREDIT RISK
IFC defines credit risk as the risk of loss of principal or loss of an expected financial return due to credit events such as a default or downgrade in credit ratings or any other failure to meet a contractual obligation that results in financial loss. IFC is exposed to credit risk in its loan portfolio and to investment and counterparty credit risk in its Treasury portfolio.
INVESTMENT OPERATIONS
Credit risk in investment projects is actively managed throughout the project life cycle. Investment teams are responsible for gathering the necessary information from the client and other relevant stakeholders to verify the financial viability of each project, and for assigning a credit rating (CR) at defined stages in the project approval process. The CR, the investment size, the product type and other project-related risks determine the authority level required for the approval of each transaction. All projects are subject to independent credit assessment by a credit officer within the independent Risk and Financial Sustainability Vice Presidency and who participates in the project approval process. Projects are approved with reference to a number of operational and prudential limits approved by the Corporate Risk Committee, including limits related to single project or client exposure, single country exposure, and sector concentration; these are detailed below:

•
IFC’s total exposure to a country, for the purpose of setting exposure limits, is measured as the amount of economic capital required to support its investment portfolio in that country. Exposure limits are set for each country based on the size of its economy and its risk rating. Sub-limits apply for certain sector exposures within a country.

•	IFC’s total exposure to a single client or client group may not exceed stipulated economic capital and nominal limits based on the Credit Rating for the client.

•	Individual Investment Limits are applied at the individual project or client level to prevent excessive concentrations.

•	Preferential debt exposure to a country is limited by reference to that country’s total medium and long-term external debt.

•	IFC’s total equity and quasi-equity exposure (outstanding exposure net of impairments) shall not exceed IFC’s net worth.
IFC’s investment projects are actively supervised after commitment. CRs are reviewed regularly for each project, with frequency depending on the level of Credit Rating assigned, and revised if new material information is received. In addition, an independent risk management team in the Risk & Finance Vice Presidency regularly assesses IFC’s portfolio, including stress testing of exposure to emerging risks. Additionally, the Corporate Portfolio Management Department, as part of the Chief Operating Officer's (COO) Vice Presidency, regularly reports to the Operations Committee on the performance of the overall debt and equity portfolio, and performs deep dives on selected top country and sector exposures. When projects show signs of financial distress, immediate attention is key for improving potential outcomes. Seasoned “workout” professionals from IFC’s Department of Special Operations in the Risk & Finance Vice Presidency focus on projects, to implement the restructuring, or possible recovery, of IFC’s exposure.
The credit risk of loans is quantified in terms of the probability of default, loss given default and exposure at risk. These risk parameters are used to determine risk-based economic capital for capital adequacy, capital allocation and internal risk management purposes, as well as for setting the general reserve against losses on loans and exposure limits.
TREASURY OPERATIONS
IFC manages its exposures to investments and counterparties in its Treasury operations to mitigate potential losses from the failure by a counterparty to fulfill its contractual obligations. Counterparty eligibility criteria are set by Authorizations from the Board of Directors and by Directives approved by IFC’s Corporate Risk Committee. Eligible investments and counterparties are predominantly banks and financial institutions with high quality credit ratings issued by leading international credit rating agencies.
Details of applicable financial policies and guidelines are given below:

•	Counterparties are selected based on standard eligibility criteria, with a tenor limit for deposits and repurchase agreements.

•
Counterparties for derivative instruments are generally restricted to banks and financial institutions with high quality credit ratings from leading international credit rating agencies; for the sole purpose of funding local currency loans, eligibility is extended to central banks and select local banks.

•	Exposures to individual counterparties are subject to exposure limits.

•	IFC signs collateral agreements with counterparties that require the posting of collateral when net mark-to-market exposures exceed certain predetermined thresholds.

•	For exchange-traded instruments, credit risk is limited by restricting transactions to a list of authorized exchanges, contracts and dealers.

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Management’s Discussion and Analysis

FY20 CREDIT RISK COMMENTARY
INVESTMENT OPERATIONS
Selected indicators of credit risk exposure in IFC’s loan portfolio, together with the five-year trend of non-performing loans (NPLs), are given below:
Table 12: IFC Loan Portfolio Credit Risk Indicators

INDICATOR	June 30, 2020	June 30, 2019	Change
NPLs as % of the loan portfolio	5.5%	4.3%	Up 1.2%
Principal amount outstanding on NPLs	$1,770 million	$1,331 million	Up $439 million
Total reserves against losses on loans	$1,648 million	$1,191 million	Up $457 million
Total reserves against losses on loans as % of disbursed loan portfolio	6.3%	4.7%	Up 1.6%
Total reserves against losses on guarantees	$29 million	$25 million	Up $4 million
Figure 7: NPLs as Percentage of Disbursed Loan Portfolio
Additional details are provided in Section VII – Results of Operations (Provision for Losses on Loans, Guarantees, Accrued Interest and Other Receivables).
TREASURY OPERATIONS
Treasury operations counterparties remain well diversified by sector and geography. In accordance with its agreements with counterparties, at June 30, 2020, IFC held $597 million in cash and $24 million in securities as collateral for changes in mark-to-market exposures on open trades ($178 million in cash and $162 million in securities – June 30, 2019).
MARKET RISK MANAGEMENT
DEFINITION AND SCOPE OF MARKET RISK
Market risk is the risk of losses in positions arising from movements in market prices. IFC’s exposure to market risk is mitigated by its matched funding policy, whereby it uses derivative instruments to convert loans funded from market borrowings, and the market borrowings themselves, into floating rate US dollar assets and liabilities with similar duration. Similarly, market risk resulting from derivative transactions with clients, to facilitate clients’ risk management, is typically mitigated by entering into offsetting positions with highly rated market counterparties. IFC’s exposure to unhedged market risk arises primarily from its listed and unlisted equity investments in emerging markets, its quasi-equity loans, and its Treasury liquid asset portfolio.
EQUITY INVESTMENTS
The risk of loss in value of IFC’s emerging markets equity investments is mitigated primarily by applying the same limits framework, decision making process and portfolio management methods as described above for its lending operations. IFC has a multi-year horizon for its equity investments and accepts short term price volatility of these investments, which can be significant.

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Management’s Discussion and Analysis

LIQUID ASSET PORTFOLIOS
Market risk in IFC’s liquid assets portfolios is managed according to the risk appetite chosen by IFC Management using derivative and other financial instruments such as over-the-counter foreign exchange forward agreements, interest rate and currency swaps, and exchange-traded interest rate futures and options. Overall market risk exposure is also subject to daily monitoring, based on Directives approved by the Corporate Risk Committee, which limit interest rate, credit spread, and foreign exchange risk.
ASSET-LIABILITY MANAGEMENT
While IFC’s matched-funding policy helps mitigate currency and interest rate risk, IFC is still exposed to residual market risks in the market borrowings-funded portion of the balance sheet. Residual currency risk arises from factors such as changes in the level of reserves for losses on non-US dollar loans. The aggregate position in each lending currency is monitored and the risk is managed to within the limit established for each currency. Residual interest rate risk may arise from differing interest rate reset dates on assets and liabilities or from assets that may become mismatched with hedges over time due to write-downs, prepayments, or rescheduling. The residual interest rate risk is managed by measuring the sensitivity of the present value of assets and liabilities in each currency to a one basis point change in interest rates and managing exposures to within the established limits.
FY20 MARKET RISK COMMENTARY
Although COVID-19 required resources to be promptly diverted towards dealing with the pandemic’s impact on our clients, portfolio and private sector partners, adequate time and effort continued to be allocated towards LIBOR transition preparedness. After a very thorough impact and financial planning study, IFC laid the foundation for the LIBOR transition implementation by mobilizing all relevant departments within organization, establishing a strong governance structure, setting up relevant working groups, appropriating budget, starting awareness/information/training campaigns and identifying key risks. In addition, proper fallback language has been developed for use in IFC's syndications and multi-lender loans, as well as for LIBOR-related provisions in USD fixed-rate loans, local currency loans, hybrid loans and client risk management (swap) transactions.
LIQUID ASSET PORTFOLIOS
IFC’s liquid asset portfolios have short-tenor benchmarks and deviations from those benchmarks are typically small. FY20 saw increased volatility in US Treasuries, but this was partially offset by lower credit spread exposure. In addition, the liquid asset portfolios reduced risk exposure to more capital-intensive sectors such as securitized products and increased risk exposure to less capital-intensive sectors. Interest rate, foreign exchange, and credit spread risks were controlled on a daily basis using a system of limits monitored to ensure ongoing compliance during FY20.
EQUITY INVESTMENTS
Equity markets experienced a highly unusual 12 months. World markets reached record highs in February, followed by a sharp selloff of more than 30% in both emerging and developed markets as the pandemic swept the globe and closed down economies, and markets bottomed out in the second half of March. Unprecedented monetary and fiscal stimulus then led to a sharp market rebound during the last quarter of FY20, and at the end of the fiscal year, emerging markets (MSCI Emerging Market Index) had declined 3% over the 12-month period and US markets (S&P500) were up 5%. The market recoveries were in stark contrast to the underlying economic performance as the world economy saw a severe contraction and with an uncertain outlook. Oil prices (WTI) tumbled from $58/barrel at the beginning of the year, then experienced negative prices in April, and ended the year at $39/barrel. Gold prices rose 25% from $1,410/oz to $1,764/oz, and the US dollar strengthened 13% versus a basket of emerging market currencies (the JP Morgan Emerging Market Currency Index), as investors sought safe havens. A broader basket of commodities (Bloomberg Commodity Index) fell 20% over the year. Active management led the Corporation to a very active sales program when markets rose and peaked in the earlier part of fiscal year while the market correction and declining equity fair values led to lower sales in the last quarter of FY20. IFC continues to focus on strategic and highly selective additions on the new business front, as well as active management of its equity portfolio with the rigorous analysis of macroeconomic trends informing management decision making throughout the project lifecycle.
LIQUIDITY RISK MANAGEMENT
IFC defines liquidity risk as the risk of a financial loss arising from the inability to liquidate financial assets or to raise additional funds in the expected time frame to meet contractual obligations. IFC faces liquidity risk in its core development finance activities because its investments are predominantly illiquid in nature due to the lack of capital flows, the infrequency of transactions, and the lack of price transparency in many emerging markets. To offset this risk, IFC maintains appropriate liquid asset portfolios funded from its net worth and market borrowings.
LIQUID ASSET PORTFOLIOS
Liquidity risk in the liquid asset portfolios is addressed by strict eligibility criteria defined in Directives approved by the Corporate Risk Committee. Examples include minimum issuance sizes required for bond investments, limits on single bond issue concentration and limits on the percentage of total bond issuance held by IFC. Consequently, a significant portion of the liquid asset portfolio is invested in highly liquid securities such as high-quality sovereign, sovereign-guaranteed, and supranational fixed income instruments. IFC expects to continue to be able to realize these assets as needed to meet its cash requirements, even in a liquidity crisis.

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Management’s Discussion and Analysis

FUNDING
IFC’s funding operations ensure that IFC has the funds it needs for its lending operations, and that it has sufficient liquidity to safeguard its triple-A rating and fulfill IFC’s counter-cyclical role. IFC is able to access a variety of funding markets, including the US dollar market, Pounds sterling market and the Australian dollar market as well as private placement and retail markets. IFC’s discount note program complements IFC's traditional funding sources by providing swift access to funded liquidity. IFC’s triple-A rating is critical to the Corporation’s ability to maintain its low cost of funds. Regular issuance in a variety of markets serves to sustain investor confidence and maintain a diversified investor base.
FY20 LIQUIDITY RISK COMMENTARY
On June 30, 2020, IFC’s liquid asset portfolios totaled $40.8 billion (June 30, 2019 - $39.7 billion). The Corporation’s overall liquidity coverage ratio as a percentage of next three years’ estimated net cash needs stood at 96%, above the minimum requirement of 45%. During FY20, IFC raised $14.6 billion in market borrowings, net of derivatives (FY19 - $15.5 billion). The outstanding balance under the Short-term Discount Note Program at June 30, 2020 was $3.0 billion (June 30, 2019 - $2.2 billion). In FY20, IFC’s funding costs vs US dollar 6 month LIBOR increased when compared with FY19 consistent with higher funding spreads for other AAA MDB issuers in the capital markets.
OPERATIONAL RISK MANAGEMENT
Consistent with the Basel Framework, IFC defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events and holds economic capital against such risks. Given IFC’s business model, both financial and non-financial potential impacts are considered in assessment of risks.
IFC’s Operational Risk Management (ORM) program conforms to a Directive approved by the Corporate Risk Committee (CRC), which defines the management of, and roles and responsibilities for, operational risk management in the Corporation. IFC’s ORM approach is designed to ensure that operational risks are identified, assessed, and managed to enable senior management to determine which risks IFC will accept, mitigate or transfer. IFC seeks to manage key risks by maintaining a comprehensive set of business processes and internal controls.
IFC utilizes risk transfer mechanisms, including insurance, at both the project and the institutional levels for mitigation of low probability/frequency and high impact operational risks. IFC identifies and evaluates operational risks from a standard likelihood-potential impact approach, determines available contractual transfer and insurance options to bring residual risk within tolerance, implements the recommended/approved structuring of that risk, and tracks its effectiveness over time. IFC insures its corporate assets and operations against catastrophic losses where commercially viable.
FY20 OPERATIONAL RISK COMMENTARY
IFC continues to develop and implement enhanced methodologies to identify, assess, mitigate, and monitor material operational risks in its key activities. The main ORM tools that IFC utilizes include Risk and Control Self-Assessments (RCSA), recording and analysis of operational risk events, and monitoring of Key Risk Indicators (KRIs).
IFC identifies, assesses, and monitors operational risks across the following key value chains/business functions, also known as operational risk areas: Debt, Equity, Treasury, Advisory Services, Third Party Responsibilities, Business Support Functions, Corporate Functions, and Shared Services. On a quarterly basis, IFC’s corporate ORM function provides a consolidated ORM report to the CRC and a summarized version to the Audit Committee. IFC also continues to focus on its preparedness to react to significant events that could disrupt its normal operations through the Business Continuity Management program, which covers critical business processes across all IFC offices.
IFC’s operations rely on the secure processing, storage and transmission of confidential and other information in computer systems and networks. As is the case for financial institutions generally, IFC’s cybersecurity risk has increased over the years due to the changing needs of its business and evolving sophistication of the threat landscape. These risks are unavoidable and WBG seeks to manage them on a cost-effective basis within targeted levels consistent with the organization’s risk appetite.
To protect the security of its computer systems, software, networks and other technology assets, WBG has adopted a multi-layered approach to cybersecurity risk management to help detect malicious activities, both from within the organization and from external sources. In managing emerging cyber threats, WBG regularly reviews and adapts its technical and process-level controls, and raises the level of user awareness to mitigate the risks. On a periodic basis, WBG also assesses the maturity and effectiveness of its cybersecurity defenses and strives to incorporate industry standard risk mitigation techniques, including but not limited to, targeted testing, internal and external audits, incident response tabletop exercises, and industry benchmarking.
BUSINESS RISK MANAGEMENT
DEFINITION AND SCOPE OF BUSINESS RISK
Business risk is risk that is specific to IFC given its mission and strategy and that is not covered by other risk dimensions. It has the following components, which are described in the paragraphs below together with the specific risk mitigation measures that are adopted: environment and social; corporate governance; integrity; anti-money laundering and combating the financing of terrorism (AML/CFT); use of offshore

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Management’s Discussion and Analysis

financial centers (OFCs); management of operational conflict of interest; data privacy and data access management; risks associated with external financing and mobilization activities; and management of relevant policies and procedures.
ENVIRONMENT AND SOCIAL RISK
Environment and social (E&S) risk is the risk that IFC does not effectively engage and influence clients to fulfill the requirements of the Performance Standards on Environmental and Social Sustainability, potentially causing harm to people or the environment. The Performance Standards form part of IFC’s Sustainability Framework, articulating the Corporation's strategic commitment to sustainable development:

•
The Performance Standards guide clients on sustainable business practices, including continually identifying and managing risks through analytical work such as environmental and social assessments; stakeholder engagement; and client disclosure obligations in relation to project-level activities.

•	The Policy on Environmental and Social Sustainability describes IFC's commitments, roles and responsibilities in relation to environmental and social sustainability.

•	IFC's Access to Information Policy reflects the Corporation’s commitment to transparency and good governance and outlines institutional disclosure obligations.
IFC uses the Sustainability Framework along with other strategies, policies and initiatives to focus business activities on achieving the Corporation’s development objectives. All project teams are required to record expectations of development outcomes with time-bound targets using standard indicators. These indicators are tracked, and performance is rated on an annual basis for the duration of every project.
Figure 8 on page 34 shows the historic Environmental and Social Risk Rating (ESRR) distribution by fiscal year. This distribution depicts a broad E&S risk profile of IFC's portfolio. There was a measurable improvement in the last five fiscal years.
CLIENT CORPORATE GOVERNANCE RISK
Corporate governance risk is the risk that IFC’s clients have inefficient or ineffective corporate governance practices, leading to adverse reputational or financial impact on IFC. IFC manages corporate governance risk primarily by conducting a structured evaluation of every new investment project, covering the following five areas:

•	Effectiveness of the Board of Directors;

•	Sufficiency of internal controls, audit, risk management and compliance governance;

•	Adequacy of financial and non-financial disclosures;

•	Adequacy of shareholders’ rights; and

•	Demonstration of the client’s commitment to implement high quality corporate governance policies and practices.
The findings from these assessments are considered in the decision on whether to proceed with the project.
INTEGRITY RISK
Integrity risk is the risk of engaging with external institutions or persons whose background or activities may have adverse reputational and/or financial impact on IFC. IFC works with a wide range of partners in both Investment Operations and Advisory Services, from multi‑national to small companies, and from government institutions to non-governmental organizations. Thus, each transaction or service opportunity presents unique integrity risks, affected by different factors, including the type of engagement, financial instrument, structure, and duration of the engagement. IFC has developed procedures for conducting Integrity Due Diligence and these are used to:

•	Uncover integrity risk issues related to a prospective project or engagement and the institutions and persons involved;

•
Evaluate and assess integrity risks, including deciding on how to mitigate and whether to accept the risks, and determining next steps, which may include escalation to IFC senior management and Board approval;

•	Appropriately classify integrity risks; and

•	Monitor integrity risks throughout the life of the project or engagement.
IFC conducts AML/CFT due diligence on financial institution clients to determine whether the client has arrangements to seek to ensure that:

•	Client AML/CFT procedures and controls are in compliance with relevant national AML/CFT laws and regulations;

•	AML/CFT procedures and controls are appropriate for the client’s business and operating environments; and

•	Implementation of the client’s AML/CFT controls is effective.

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Management’s Discussion and Analysis

IFC is required to have “due regard” for sanctions adopted by the UN Security Council. As such, IFC has developed a screening process designed to prevent IFC from entering into business relationships with entities or individuals sanctioned by the UN and also generally requires its business partners not to violate UN sanctions or conduct certain types of business related to IFC financings, with UN sanctioned entities and persons. As an international organization, IFC is not required to comply with the national sanctions regimes of individual member countries. However, as part of its overall risk assessment of a specific transaction, IFC screens relevant parties for risks that may arise from various national sanctions regimes.
IFC has also developed procedures for analyzing the use of OFCs by clients and sponsors by:

•
Determining whether an OFC is eligible to serve as an intermediary jurisdiction for a project by referencing the Global Forum’s published peer reviews (which provides a broad international perspective); and

•
Requiring the client to provide information to support the determination that the project’s corporate structure is legitimate and has not been designed for tax evasion/abuse or other illegitimate purposes.

OPERATIONAL CONFLICT OF INTEREST RISK
Operational conflicts of interest can arise when IFC acts in the interests of more than one party (including IFC’s self-interest), where the interests of those parties might be, or might be perceived to be, inconsistent. Given the nature and scope of products and services that IFC provides to its clients in furtherance of its development mandate, including engaging Upstream, and the different roles played by other WBG entities, actual or perceived operational conflicts of interest can arise in the normal course of its activities.  IFC recognizes that adverse legal, reputational, client relationship and other implications may arise if such conflicts are not managed. IFC has implemented policies and procedures to manage these risks.
DATA PRIVACY AND DATA ACCESS MANAGEMENT RISK
With the growing importance of data to its clients, partners and vendors as well as to IFC’s business operations generally, IFC is building out its controls and protections in the area of data privacy and data access management. For the protection of personal data, IFC has adopted a data privacy policy reflecting global practices and is progressively rolling out appropriate procedural and technical safeguards. On data access management, IFC is developing enhanced guidance for staff on its information classification and control framework.
EXTERNAL FINANCING AND MOBILIZATION RISK
As well as using its own resources to invest in and provide advice to clients, IFC raises additional funds from public and private sector institutional investors, lenders and donors through several different mechanisms. External financing risk is the risk that when entrusted with oversight of such funds, IFC does not meet its contractual obligations to the third parties involved.
To mitigate this risk, IFC works within agreed frameworks which establish IFC's responsibilities and obligations with respect to the third parties. For example, where financing to clients is mobilized through B Loans or MCPP, the specialized Syndications Department follows defined processes to identify co-financiers, advise on structuring, and monitor compliance with investment agreements. In some cases, financing from third parties, including donors, is administered through trust funds. IFC follows predefined procedures for clearing all IFC trust fund proposals and agreements and overseeing IFC's trust fund portfolio. Finally, AMC has an independent governance process to make decisions for the benefit of common investors in AMC-managed funds and AMC compliance matters are subject to oversight by the Business Risk and Compliance Department (CBR).

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Management’s Discussion and Analysis

FY20 ENVIRONMENTAL & SOCIAL RISKS COMMENTARY
Focused supervision efforts in the last four fiscal years have improved the E&S risk profile of IFC’s investment portfolio by reducing the number of poorly performing projects, defined as a historical ESRR of 3 and 4. The ESRR evaluates a client’s management of E&S risks and avoidance and control of adverse outcomes.
Figure 8: ESRR Distribution FY13-FY20
ESRR distribution scale: 1) Excellent, 2) Satisfactory, 3) Partly Unsatisfactory, 4) Unsatisfactory. The score is calculated at appraisal as a baseline, and is then updated after each supervision activity.
VI. CRITICAL ACCOUNTING POLICIES
IFC’s significant accounting policies, as well as estimates made by Management, are integral to its financial reporting. While all of these policies require a certain level of judgment and estimates, significant policies require Management to make highly difficult, complex, and subjective judgments as these relate to matters inherently uncertain and susceptible to change. Note A to IFC’s FY20 consolidated financial statements contain a summary of IFC’s significant accounting policies, including a discussion of recently adopted accounting standards and accounting and financial reporting developments. Certain of these policies are considered to be “critical” to the portrayal of IFC’s financial condition and results of operations, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain.
These policies include:

•	Determining the fair value of equity investments, debt securities, loans, liquid assets, borrowings and derivatives, which have no quoted market prices and are accounted for at fair value;

•	Determining the level of reserves against losses in the loan portfolio;

•	Determining the level and nature of impairment for debt securities carried at fair value with changes in fair value being reported in other comprehensive income (OCI); and

•
Determining the future pension and postretirement benefit costs and obligations using actuarial assumptions based on financial market interest rates, past experience, and management’s best estimate of future benefit cost changes and economic conditions.

Many of IFC’s financial instruments are classified in accordance with the fair value hierarchy established by accounting standards for fair value measurements and disclosures where the fair value and/or impairment is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable.

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Management’s Discussion and Analysis

VALUATION OF FINANCIAL INSTRUMENTS WITH NO QUOTED MARKET PRICES
IFC reports at fair value all of its derivative instruments, liquid asset trading securities, equity investments, investments in debt securities and certain borrowings, and loans. In addition, various investment agreements contain embedded or stand-alone derivatives that, for accounting purposes, are separately accounted as either derivative assets or liabilities. IFC classifies all financial instruments accounted for at fair value based on the fair value hierarchy established by accounting standards for fair value measurements and disclosures as described in more detail in Notes A and R to IFC’s FY20 consolidated financial statements.
Effective July 1, 2018, upon the adoption of ASU 2016-01, the change in fair value of borrowings carried at fair value resulting from changes in instrument-specific credit risk is reported in OCI, while the remaining change in fair value is reported in Net Income.
Many of IFC’s financial instruments accounted for at fair value are valued based on unadjusted quoted market prices or using models where the significant assumptions and inputs are market-observable. The fair values of financial instruments valued using models where the significant assumptions and inputs are not market-observable are generally estimated using complex pricing models of the net present value of estimated future cash flows. Management makes numerous assumptions in developing pricing models, including an assessment about the counterparty’s financial position and prospects, the appropriate discount rates, interest rates, and related volatility and expected movement in foreign currency exchange rates. Changes in assumptions could have a significant impact on the amounts reported as assets and liabilities and the related unrealized gains and losses reported in the income statement and OCI. The fair value computations affect both the Investment services and Treasury segments of IFC (see Note S to the FY20 consolidated financial statements for further discussion of IFC’s business segments).
RESERVE AGAINST LOSSES ON LOANS
IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan’s contractual terms. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, considered in determining that a loan is impaired include, but are not limited to, the borrower’s financial difficulties, breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster. The reserve against losses for loans also includes an estimate of probable losses on loans inherent in the portfolio but not specifically identifiable. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements. The reserve against losses on loans is established through periodic charges to income in the form of a provision for losses on loans. Loans written off, as well as any subsequent recoveries, are recorded through the reserve.
The reserve against losses on loans is separately reported in the consolidated balance sheet as a reduction of IFC’s total loans. Increases or decreases in the reserve level are reported in the income statement as provision for losses or release of provision for losses on loans, and guarantees. The reserve against losses on loans relates only to the Investment services segment of IFC (see Note S to the FY20 consolidated financial statements for further discussion of IFC’s business segments).
OTHER-THAN-TEMPORARY IMPAIRMENTS ON DEBT SECURITIES
IFC assesses all debt security investments accounted for at fair value through OCI for impairment each quarter. When impairment is identified, the entire impairment is recognized in net income if certain conditions are met (as detailed in Note A to IFC’s FY20 consolidated financial statements). However, if IFC does not intend to sell the debt security and it is not more likely than not that IFC will be required to sell the security, but the security has suffered a credit loss, the credit-related impairment loss is recognized in net income and the non‑credit related loss is recognized in OCI.
PENSION AND OTHER POSTRETIREMENT BENEFITS
IFC participates, along with IBRD and MIGA, in pension and postretirement benefit plans that cover substantially all of their staff members. The underlying actuarial assumptions used to determine the projected benefit obligations, accumulated benefit obligations, and the funded status associated with these plans are based on financial market interest rates, past experience, and management’s best estimate of future benefit cost changes and economic conditions. All costs, assets and liabilities associated with the plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. IFC reimburses IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to the plans are calculated as a percentage of salary. For further details, please refer to Note V to the FY20 consolidated financial statements.

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Management’s Discussion and Analysis

VII. RESULTS OF OPERATIONS
OVERVIEW
The overall market environment has a significant influence on IFC’s financial performance. The main elements of IFC’s net income and comprehensive income and influences on the level and variability of net income and comprehensive income from year to year are:
Table 13: Main Elements of Net Income and Comprehensive Income

ELEMENTS	SIGNIFICANT INFLUENCES
Net income:
Yield on interest earning assets
Market conditions including spread levels and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes on individual loans are also included in income from loans.

Liquid asset income
Realized and unrealized gains and losses on the liquid asset portfolios, in particular the portion of the liquid assets portfolio funded by net worth, which are driven by external factors such as: the interest rate environment and liquidity of certain asset classes within the liquid asset portfolio.

Income from the equity investment portfolio	Global climate for emerging markets equities, fluctuations in currency and commodity markets and company-specific performance for equity investments. Overall performance of the equity portfolio.
Provisions for losses on loans and guarantees	Risk assessment of borrowers, probability of default, loss given default and loss emergence period.
Other income and expenses
Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, and the approved and actual administrative expenses and other budget resources.

Gains and losses on other non-trading financial instruments accounted for at fair value
Principally, differences between changes in fair values of borrowings, excluding IFC’s credit spread (beginning in FY19, changes attributable to IFC’s credit spread are reported in other comprehensive income, prior to FY19, such changes were reported in net income) and associated derivative instruments and unrealized gains or losses associated with the investment portfolio including puts, warrants and stock options which in part are dependent on the global climate for emerging markets. These securities may be valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.

Grants to IDA	Level of the Board of Governors-approved grants to IDA.
Other comprehensive income:
Unrealized gains and losses on debt securities accounted for as available-for-sale
Global climate for emerging markets, fluctuations in currency and commodity markets and company-specific performance and consideration of the extent to which unrealized losses are considered other than temporary. Debt securities may be valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.

Unrealized gains and losses attributable to instrument-specific credit risk on borrowings at fair value under the fair value option
Fluctuations in IFC’s own credit spread measured against US dollar LIBOR resulting from changes over time in market pricing of credit risk. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded.

Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans
Returns on pension plan assets and the key assumptions that underlay projected benefit obligations, including financial market interest rates, staff expenses, past experience, and management’s best estimate of future benefit cost changes and economic conditions.

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Management’s Discussion and Analysis

IFC’s net income (loss) for each of the past five fiscal years ended June 30, 2020 is presented below (US$ millions):
Figure 9: IFC's Net Income (Loss), Fiscal Years 2016-2020
The adoption of ASU 2016-01 impacted the comparability of IFC’s financial results between FY19 and FY18. The table below shows the adjustments to FY18 previously reported results had ASU 2016-01 been applied in FY18. The adjustments to (loss) income from equity investments and associated derivatives represent: 1) $610 million of lower realized gains, due to the change in the cost basis of equity investments from initial cash cost less write-downs to initial cash cost, 2) the removal of equity impairments of $446 million as all equity investments are now recorded at fair value through the consolidated statement of operations, and 3) the addition of net unrealized gains of $322 million on equity investments previously accounted for at cost less impairment or available for sale. The $278 million adjustment to net unrealized (losses) gains on non-trading financial instruments accounted for at fair value represents the unrealized loss on the instrument-specific credit component of market borrowings that is now reported in the consolidated statement of comprehensive income. See Note A to the FY20 consolidated financial statements for additional details.

For the Year ended June 30,	2019 As Reported	2018 on a Comparable Basis	Pro-forma Adjustments	2018 As Reported
(Loss) income from equity investments and associated derivatives	$(253)	$1,011	$158	$853
Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(218)	366	278	88
Net Income	$93	$1,716	$436	$1,280

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Management’s Discussion and Analysis

The following paragraphs detail significant variances - FY20 vs FY19 and FY19 vs FY18, covering the periods included in IFC’s FY20 consolidated financial statements.
FY20 VERSUS FY19
IFC reported a loss before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA of $1,031 million in FY20, as compared to income of $311 million in FY19.
The $1,342 million decrease in income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA in FY20 when compared to FY19 was principally a result of the following:
Table 14: Change in Net Income FY20 vs FY19 (US$ millions)

Increase (decrease) FY20 vs FY19
Higher unrealized losses on equity investments and associated derivatives, net	$(685)
Higher provisions for losses on loans, guarantees, accrued interest and other receivables	(551)
Lower income from loans, guarantees and associated derivatives, including realized gains and losses	(264)
Lower income from liquid asset trading activities	(252)
Lower dividend income on equity investments	(80)
Lower other income	(63)
Lower administrative expenses	74
Lower other-than-temporary impairments on debt securities	117
Lower charges on borrowings	394
Other, net	(32)
Change in loss before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	$(1,342)

	FY20	FY19
(Loss) income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	$(1,031)	$311
Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(641)	(218)
Net (loss) income	$(1,672)	$93
A more detailed analysis of the components of IFC’s net income follows.
INCOME FROM LOANS AND GUARANTEES, INCLUDING REALIZED GAINS AND LOSSES ON LOANS AND ASSOCIATED DERIVATIVES
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for FY20 totaled $1,510 million, compared with $1,774 million in FY19, a decrease of $264 million. The decrease was primarily driven by lower LIBOR rates, lower front-end fee income, and lower payments received on capitalized interest from restructured debt compared to FY19.
The disbursed loan portfolio increased by $636 million from $25,400 million at June 30, 2019 to $26,036 million at June 30, 2020. The increase in the disbursed loan portfolio is due to new disbursements exceeding repayments ($1,574 million in FY20), partially offset by reduction in loans outstanding due to write-offs net of recoveries ($164 million in FY20) and currency exchange rate fluctuations ($652 million in FY20). IFC’s reporting currency, the US dollar, appreciated significantly against investment currencies, particularly the Brazilian real, Indian rupee and Colombian peso. The remainder of the change is primarily due to capitalized interest and charges, loan conversions and transfers.
The weighted average contractual interest rate on loans at June 30, 2020 was 4.6%, down from 6.3% at June 30, 2019 reflecting the decline in LIBOR rates as many of IFC’s loans periodically reprice.
PROVISION FOR LOSSES ON LOANS, GUARANTEES, ACCRUED INTEREST AND OTHER RECEIVABLES
The quality of the loan portfolio, as measured by the weighted average credit ratings, experienced marginal deterioration in FY20. Non-performing loans (NPLs) increased by $439 million, from $1,331 million of the disbursed loan portfolio at June 30, 2019 to $1,770 million7 at June 30, 2020.
7 Includes $56 million reported as debt securities on the Balance Sheet as of June 30, 2020 ($51 million - June 30, 2019).

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Management’s Discussion and Analysis

The increase was due to $873 million of loans and loan-like debt securities being placed in NPL status partially offset by write-offs, net of recoveries ($293 million), positive developments such as repayments and prepayments ($125 million) and other changes ($16 million), In FY20, 21 loans greater than $10 million, totaling $821 million, were placed in NPL status.
Figure 10: Non-Performing Loans
IFC recorded a net provision for losses on loans, guarantees, accrued interest and other receivables of $638 million in FY20 ($375 million of specific provisions on loans, $252 million of portfolio provisions (general provisions) on loans, and $11 million net provision on guarantees, other receivables and accrued interest) as compared to a provision of $87 million in FY19 ($105 million of specific provisions on loans, $28 million of release of portfolio provisions on loans, and $10 million net provision on guarantees, other receivables and accrued interest).
Project-specific developments on ten loans comprised 60% of the specific provision for losses on loans in FY20 (not including release of provisions).
Total reserve against losses on loans increased by $457 million to $1,648 million at June 30, 2020 ($1,191 million at June 30, 2019) analyzed as follows.
Figure 11: Loan Loss Reserve
At June 30, 2020, reserves against losses on loans totaled $1,648 million or 6.6% of the carrying value of loans at amortized cost ($1,191 million; 4.9% at June 30, 2019), an increase of $457 million from June 30, 2019. The increase in reserves against losses on loans due to provisions of $627 million was partially offset by write-offs, net of recoveries of $152 million, and foreign exchange gains related to reserves held against non-U.S. dollar-denominated loans ($29 million), and other adjustments $11 million.
Reserves against losses as of June 30, 2020 reflects credit risk assessments as of that date.  The assessment of level of reserves against losses also carried a heightened degree of uncertainty and judgment in incorporating the impact of COVID-19.  In evaluating the appropriateness of IFC’s reserves against losses on loans at June 30, 2020, IFC has considered the impact of COVID-19 largely through its rating system that classifies its loans according to credit worthiness and risk.  In light of COVID-19, many of the credit risk ratings of individual loans deteriorated at June 30, 2020 when compared to June 30, 2019 reflecting general credit considerations and specific COVID-19 related considerations.  As a result, IFC has reported higher provisions for losses in the year ended June 30, 2020 which included a qualitative overlay general provision of $63 million considered necessary to reflect the impact of COVID-19.
Specific reserves against losses on loans at June 30, 2020 of $804 million ($580 million at June 30, 2019) are held against impaired loans of $1,749 million ($1,240 million at June 30, 2019), a coverage ratio of 46% (47% at June 30, 2019).

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Management’s Discussion and Analysis

INCOME (LOSS) FROM EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES
Income from the equity investment portfolio, including associated derivatives, decreased by $814 million from $253 million of losses in FY19 to losses of $1,067 million in FY20.
IFC sells equity investments where IFC’s developmental role is complete, where pre-determined sales trigger levels have been met, and where applicable, lock ups have expired. Gains and losses on equity investments and associated derivatives comprise both realized and unrealized gains.
IFC recognized realized net gains on equity investments and associated derivatives in FY20 of $363 million, as compared to net gains of $425 million in FY19, a decrease of $62 million. Realized gains on equity investments and associated derivatives are concentrated in a small number of investments. In FY20, there were twelve investments that generated individual realized capital gains in excess of $20 million totaling $647 million, and seven investments that generated individual realized capital losses in excess of $20 million totaling $288 million, or 99% of the FY20 net realized gains, compared to eight investments that generated individual realized capital gains in excess of $20 million totaling $430 million, and three investments that generated individual realized capital losses in excess of $20 million totaling $82 million, or 82% of FY19 net realized gains. Dividend income in FY20 totaled $158 million, as compared with $238 million in FY19.
COVID-19 has had a significant negative impact on the valuation of IFC’s equity investment portfolio at June 30, 2020.  Recognizing there is a heightened degree of uncertainty and judgment in incorporating the impact of COVID-19, IFC has utilized, where available, comparator, sector and country information, in addition to discounted cash flow models, in valuing its equity investment portfolio at June 30, 2020.  Valuations of equity investments at June 30, 2020 were significantly lower than as of June 30, 2019. Net unrealized losses on equity investments and associated derivatives were $1,603 million in FY20, reflecting the significant decline in valuations due to the impact of COVID-19 in FY20 Q3, which was followed by a partial recovery in FY20 Q4, compared to net unrealized losses of $918 million in FY19.
INCOME FROM DEBT SECURITIES AND REALIZED GAINS AND LOSSES ON DEBT SECURITIES AND ASSOCIATED DERIVATIVES
Income from debt securities and associated derivatives increased by $105 million from income of $126 million in FY19 to income of $231 million in FY20. The increase was primarily due to lower other-than temporary impairments on debt securities in FY20 as compared to FY19. Other-than-temporary impairments on debt securities totaled $130 million in FY20 and were largely credit-related in specific investments. Other-than-temporary impairments of $247 million in FY19 included $238 million related to cumulative foreign exchange losses from the significant currency depreciation in a country with a large debt security exposure deemed as other than temporary. There was also a decrease in interest income of $25 million in FY20 when compared with FY19, driven by lower LIBOR rates (after swaps), which was largely offset by higher realized gains ($19 million).
INCOME FROM LIQUID ASSET TRADING ACTIVITIES
The liquid assets portfolio, net of derivatives and securities lending activities, increased by $1.1 billion from $39.7 billion at June 30, 2019, to $40.8 billion at June 30, 2020. The increase in FY20 was primarily due to an increase of $1.5 billion in the Net Worth Funded portfolio with contributions from net equity divestments and net income from investment operations and liquidity management. Funded liquidity declined by $0.4 billion due to a shortfall of net debt issuance, both short-term and long-term, relative to net disbursements to clients.
Income, net of allocated funding costs, from liquid asset trading activities totaled $506 million in FY20 compared to $538 million in FY19, a decrease of $32 million.
Interest income in FY20 totaled $686 million, compared to $775 million in FY19. The portfolio of ABS and MBS experienced fair value losses totaling $31 million in FY20. Holdings in other products, including US Treasuries, global government bonds, high quality corporate bonds and derivatives generated $384 million of gains in FY20, resulting in net gains of $353 million (realized and unrealized). This compares to net gains (realized and unrealized) of $516 million in FY19.
In FY20, the liquid assets portfolios outperformed their benchmarks by $35 million, down from an outperformance of $141 million in FY19. The COVID-19 crisis hit the world hard in the second half of FY20 prompting a flight-to-quality and an unprecedented policy response by central banks and governments, globally. While there was a substantial recovery during second half of the year, some mark-to-market losses were realized during this period of crisis to protect the long-term interests of the Corporation at a time of heightened uncertainty. In addition, the Corporation raised a large amount of precautionary-liquidity during the crisis that was held in short-term deposits and Treasury Bills at a time when there was a significant steepening of the money-market yield curve. Combined with a general preference in the management of liquid assets for deposits and securities with short maturities and short-reset periods for floating-rate and asset-swapped securities, this resulted in a considerable decrease in interest earned, net of charges on borrowings, which is indexed to 6 month LIBOR.
At June 30, 2020, and June 30, 2019, trading securities classified as Level 3 securities (those with predominantly unobservable inputs used to measure the fair value of the securities) were an insignificant population of total trading securities.
CHARGES ON BORROWINGS
IFC’s charges on borrowings decreased by $394 million, from $1,575 million in FY19 (net of $1 million gain on extinguishment of borrowings) to $1,181 million in FY20 (net of $7 million gain on extinguishment of borrowings), due to lower LIBOR rates over the period compared to the same period in FY19.
The weighted average cost of IFC’s borrowings outstanding from market sources, after the effects of borrowing-related derivatives, and excluding short-term borrowings from market and other sources, was 1.1% at June 30, 2020, a decrease from 2.8% at June 30, 2019.

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The size of the borrowings portfolio (excluding short-term borrowings), net of borrowing-related derivatives and before unamortized discounts, net, and fair value adjustments, was $53.5 billion at FY20, unchanged from FY19.
OTHER INCOME
Other income of $559 million for FY20 was $63 million lower than $622 million in FY19 primarily due to a decrease of $13 million in FY20 ($35 million gains in FY20 Q4) from Post-Employment Benefit Plan assets driven by lower investment returns in equity strategy and the private equity portfolio and a decrease of $33 million in the income from consolidated entities mainly due to lower management fees. The management fee is recorded as Service fees post merger on February 1, 2020 (as opposed to Other income before merger). Advisory services income decreased by $31 million due to significant slowdown in spend due to the COVID-19.
OTHER EXPENSES
Administrative expenses (the principal component of other expenses) decreased by $74 million from $1,355 million in FY19 to $1,281 million in FY20 primarily due to a decrease in staff costs from reduced staff hiring, a decline in operational costs due to COVID-19, and a decrease in severance costs incurred during FY19 under the work force planning initiative. This was partially offset by an increase of $44 million in pension service costs due to the increase in amortization of the actuarial loss from the lower discount rate at the end of FY19 and the lower expected return on net assets. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to IFC’s reimbursable program.
Advisory services expenses decreased by $43 million from $355 million in FY19 to $312 million in FY20 due to a lower spending on the Advisory Services program, as a result of COVID-19 restrictions.
FOREIGN CURRENCY TRANSACTION GAINS AND LOSSES ON NON-TRADING ACTIVITIES
Foreign currency transaction gains reported in net income in FY20 totaled $144 million (gains of $159 million - FY19). Foreign currency transaction losses of $203 million in FY20 (losses of $125 million - FY19) on debt securities accounted for as available-for-sale are reported in other comprehensive income, while foreign currency transaction gains and losses on the derivatives economically hedging such debt securities are reported in net income. IFC has recorded foreign exchange related losses of $59 million (gains of $34 million - FY19) in a combination of net income and other comprehensive income.
NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS
IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) market borrowings with associated currency or interest rate swaps; (ii) unrealized gains and losses on certain loans, debt securities and associated derivatives; and (iii) borrowings from IDA.
Table 15: Net Unrealized Gains and Losses on Non-Trading Financial Instruments FY20 vs FY19 (US$ millions)

	FY20	FY19
Unrealized gains and losses on loans, debt securities and associated derivatives	$(423)	$(203)
Unrealized gains and losses on borrowings from market, IDA and associated derivatives, net	(218)	(15)
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$(641)	$(218)
IFC reported net unrealized losses on loans, debt securities and associated derivatives of $423 million in FY20 ($203 million losses in FY19).
In FY20 this comprised unrealized losses of $89 million on the loan and debt securities portfolio carried at fair value, unrealized losses of $223 million on lending-related swaps, unrealized losses of $120 million on client risk management swaps and unrealized gains of $9 million on other derivatives, mainly conversion features, warrants in investment contracts and interest rate and currency swaps economically hedging client obligations. The unrealized losses of $223 million on lending related currency and interest rate swaps economically hedging loans is generally due to COVID-19 crisis related monetary accommodation by central banks and is concentrated in interest rate swaps hedging US$ fixed rate loans, where longer tenor US$ fixed rates fell sharply in the second half of FY20, and also in Turkish lira, Indian Rupee, and the Brazilian real currency swap portfolios, where longer term swap discount rates during FY20 YTD also fell. Unrealized losses of $120 million on client risk management swaps owed to significantly wider credit risk spreads on IFC client swaps, also due to risk aversion occasioned by the spread of COVID-19.

Changes in the fair value of IFC’s borrowings from market, IDA, and associated derivatives, net, includes the impact of changes in IFC’s own credit spread when measured against U.S. dollar LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but does not alter the cash flows. IFC’s policy is to generally match the currency, amount, and timing of cash flows on market borrowings with the cash flows on the associated derivatives entered into contemporaneously.

Beginning in FY19, the portion of the total change in fair value of borrowings, accounted for at fair value, resulting from a change in IFC’s own credit spread is reported as a separate component of Other Comprehensive Income due to the adoption of Accounting Standards Update 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01) as discussed in Note A to the

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Management’s Discussion and Analysis

accompanying consolidated financial statements. ASU 2016-01 was applied through a cumulative adjustment to beginning period balances with no change to prior period reported results.
The yield on the benchmark 5-year U.S. Treasury bond was 1.8% at the beginning of the fiscal year and 1.65% at the end of December 2019, before declining to unprecedented levels around 0.3% at the end of FY20 as the COVID-19 crisis spread and was met by concerted efforts by central banks around the world to ease liquidity. U.S. dollar LIBOR discount rates at the 5 year tenor also fell in step over FY20 YTD, from 1.74% to 0.32%. As a result, In FY20, IFC recorded unrealized losses of $1,719 million through net income on medium and long-term borrowings carried at fair value, comprising a $1,690 million unrealized loss on market borrowings and a $29 million unrealized loss on borrowings from IDA. Unrealized gains of $1,501 million were recorded on borrowing-related derivatives. Overall, IFC has reported $218 million of unrealized losses on borrowings from market sources and associated derivatives, net and borrowings from IDA in FY20 (net unrealized losses $15 million in FY19). These after swap unrealized losses were concentrated in market borrowings of Turkish lira and Mexican Peso, offset to an extent by valuation gains after swaps on other currencies where swap FX basis spread movements drive such unrealized gains and losses. The unrealized losses in FY20 include $47 million of unrealized losses on IFC’s Indian rupee denominated borrowings where IFC holds Indian rupee liquid assets and loans that act as an economic hedge.
OTHER COMPREHENSIVE INCOME (OCI)
UNREALIZED GAINS AND LOSSES ON DEBT SECURITIES AND BORROWINGS
Table 16: Other Comprehensive Income (Loss) - Unrealized Gains and Losses on Debt Securities and Borrowings FY20 vs FY19 (US$ millions)

	FY20	FY19
Net unrealized gains and losses on debt securities arising during the year:
Unrealized gains	$377	$466
Unrealized losses	(668)	(524)
Reclassification adjustment for realized gains and credit related portion of impairments which were recognized in net income	123	243
Net unrealized losses and gains on debt securities	$(168)	$185
Net unrealized gains and losses attributable to instrument-specific credit risk on borrowings at fair value under the fair value option arising during the period:
Unrealized gains	$782	$464
Unrealized losses	(500)	(377)
Reclassification adjustment for realized gains included in net income upon derecognition of borrowings	6	1
Net unrealized gains on borrowings	$288	$88
Total unrealized gains on debt securities and borrowings	$120	$273
In FY20, other-than-temporary impairments on debt securities of $130 million were concentrated in four investments totaling $100 million. In FY19, other-than-temporary impairments on debt securities of $247 million were reclassified to net income, which largely comprised $238 million due to the significant currency depreciation in a country with a large debt security exposure considered other than temporary.
Net unrealized gains on debt securities and borrowings were $120 million in FY20, (net unrealized gains of $273 million in FY19). An unrealized gain on borrowings of $288 million was recognized through other comprehensive income in FY20. This was due to a widening of 5 to 15 basis points (bps) in the instrument specific credit risk spread on IFC borrowings at fair value in FY20 that reduced the valuation of bonds relative to hedging swaps. However, year end credit spreads for IFC issuance were down from much wider levels at the end of FY20 Q3 when concerns in the capital markets about the impact of COVID-19 were at a peak. Credit spreads widened in almost all currencies of issuance, but most notably in IFC's Turkish lira, Mexican peso, and Australian dollar denominated bond portfolios.
UNRECOGNIZED NET ACTUARIAL GAINS AND LOSSES AND UNRECOGNIZED PRIOR SERVICE COSTS ON BENEFIT PLANS
Unrecognized pension adjustments largely represent the unrecognized net actuarial gains and losses on benefit plans. Actuarial gains and losses occur when actual results differ from expected results in determining the funded status of the pension plans. Since the pension plans are long term, changes in asset returns and discount rates cause volatility in comprehensive income. Given its long-term planning horizon for pension plans, Management is focused mainly on ensuring that contributions to pension plans appropriately reflect long term assumptions about asset returns and discount rates.
During FY20, IFC experienced a loss of $872 million ($878 million of unrecognized net actuarial losses and a $6 million reduction of prior service cost). The loss resulted largely due to lower discount rates, which declined by around 80 basis points in FY20, to determine the projected benefit obligations at FY20-end when compared with FY19-end. The discount rate assumptions used to determine the projected benefit obligation for the Staff Retirement Plan and Post-Employment Benefits Plan decreased from 3.4% at June 30, 2019 to 2.6% at June 30, 2020 and from 3.5% at June 30, 2019 to 2.6% at June 30, 2020, respectively.

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Management’s Discussion and Analysis

FY19 VERSUS FY18
IFC reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA of $311 million in FY19, as compared to income of $1,272 million in FY18.
The $961 million decrease in income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA in FY19 when compared to FY18 was principally a result of the following:
Table 17: Change in Net Income FY19 vs FY18 (US$ millions)

Increase (decrease) FY19 vs FY18
Higher unrealized losses on equity investments and associated derivatives, net	$(935)
Lower realized gains on equity investments and associated derivatives, net	(567)
Higher charges on borrowings	(534)
Higher other-than-temporary impairments on debt securities	(208)
Lower dividend income on equity investments	(44)
Higher income from loans and guarantees, realized gains and losses on loans and associated derivatives	397
Lower other-than-temporary impairments on equity investments	446
Higher income from liquid asset trading activities	520
Other, net	(36)
Change in income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	$(961)

	FY19	FY18
Income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	$311	$1,272
Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(218)	88
Income before grants to IDA	93	1,360
Grants to IDA	—	(80)
Net Income	$93	$1,280
A more detailed analysis of the components of IFC’s net income follows.
INCOME FROM LOANS AND GUARANTEES, INCLUDING REALIZED GAINS AND LOSSES ON LOANS AND ASSOCIATED DERIVATIVES
IFC’s primary interest earning asset is its loan portfolio. Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for FY19 totaled $1,774 million, compared with $1,377 million in FY18, an increase of $397 million.
The disbursed loan portfolio increased by $228 million from $25,172 million at June 30, 2018 to $25,400 million at June 30, 2019. The increase in the disbursed loan portfolio is due to new disbursements exceeding repayments ($605 million in FY19), partially offset by reduction in loans outstanding due to write-offs net of recoveries ($196 million in FY19) and currency exchange rate fluctuations ($138 million in FY19). IFC’s reporting currency, the US dollar, appreciated significantly against emerging market investment currencies in FY19 such as the Turkish lira and Colombian peso. The remainder of the change is primarily due to capitalized interest and charges, loan conversions and transfers.
The weighted average contractual interest rate on loans at June 30, 2019 was 6.3%, up from 6.0% June 30, 2018 reflecting the rise in average LIBOR as many of IFC’s loans periodically reprice.

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Management’s Discussion and Analysis

Table 18: FY19 Change in Income from Loans and Guarantees, including Realized Gains and Losses on Loans and Associated Derivatives (US$ millions)

Income from loans and guarantees, including realized gains and losses on loans and associated derivatives in FY18	$1,377
Increase due to increase in interest rates	179
Increase due to higher income from derivatives associated with loans	79
Increase due to higher realized gains on loans and associated derivatives	59
Increase due to higher recognition of deferred interest	57
Increase due to increase in loan portfolio	33
Decrease due to higher amount of interest reversed on non-accruing loans, net	(21)
Increase due to higher income from participation notes, fees and other income	11
Change in Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$397
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives in FY19	$1,774
(LOSS) INCOME FROM EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES
Income from the equity investment portfolio, including associated derivatives, decreased by $1,106 million from $853 million of income in FY18 to losses of $253 million in FY19.
IFC sells equity investments where IFC’s developmental role is complete, where pre-determined sales trigger levels have been met, and where applicable, lock ups have expired. Gains and losses on equity investments and associated derivatives comprise realized and unrealized gains.
IFC recognized realized net gains on equity investments and associated derivatives in FY19 of $425 million, as compared with $992 million in FY18, a decrease of $567 million. Realized gains on equity investments and associated derivatives are concentrated in a small number of investments. In FY19, there were eight investments that generated individual capital gains in excess of $20 million for a total of $425 million, compared to nineteen investments that generated individual capital gains in excess of $20 million for a total of $684 million in FY18. Dividend income in FY19 totaled $238 million, as compared with $282 million in FY18.
Beginning in FY19, all equity investments are accounted for at fair value through net income due to the adoption of ASU 2016-01 as discussed above and in Note A to the accompanying consolidated financial statements. As a result, there were no other-than-temporary impairments on equity investments in FY19, as compared with $446 million in FY18.
Net unrealized losses on equity investments and associated derivatives were $918 million (including reversals of unrealized gains, measured against original disbursement, upon realization) in FY19 compared to net unrealized gains of $17 million in FY18 due to lower valuations coupled with the higher balance of equity investments recorded at fair value through net income due to the adoption of ASU 2016-01. At June 30, 2019, $13,113 million of equity investments were accounted for at fair value with changes in fair value being reported in net income compared to $6,794 million at June 30, 2018. Prior to FY19, the change in fair value of equity investments classified as available-for-sale were recorded in other comprehensive income, and no unrealized gains and losses were recorded on equity investments measured at cost less impairment. ASU 2016-01 was applied through a cumulative adjustment to beginning period balances with no change to prior period reported results.
INCOME FROM DEBT SECURITIES AND REALIZED GAINS AND LOSSES ON DEBT SECURITIES AND ASSOCIATED DERIVATIVES
Income from debt securities and associated derivatives declined by $237 million from $363 million in FY18 to $126 million in FY19. The decrease was primarily due to other-than-temporary impairments on debt securities of $247 million in FY19 ($39 million in FY18), which included $238 million in FY19 Q1 related to cumulative foreign exchange losses reflecting the significant currency depreciation in a country with a large debt security exposure deemed as other than temporary, and lower realized gains of $5 million (compared to $93 million in FY18). This was partially offset by an increase in interest income by $56 million in FY19 when compared with FY18 driven by higher average debt security balances.
PROVISION FOR LOSSES ON LOANS, GUARANTEES, ACCRUED INTEREST AND OTHER RECEIVABLES
The quality of the loan portfolio, as measured by the weighted average country risk ratings and the weighted average credit ratings, experienced some marginal deterioration in FY19. Non-performing loans (NPLs) decreased by $69 million, from $1,400 million of the disbursed loan portfolio at June 30, 2018 to $1,331 million8 at June 30, 2019. The decrease of $69 million was due to write-offs, net of recoveries ($196 million), positive developments such as repayments and prepayments ($307 million) and other changes ($7 million), partially offset by increase in NPL balances due to $441 million of loans and loan-like debt securities being placed in NPL status. In FY19, thirteen loans greater than $10 million, and totaling $387 million, were placed in NPL status.
8 Includes $51 million reported as debt securities on the Balance Sheet as of June 30, 2019 ($23 million - June 30, 2018).

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Management’s Discussion and Analysis

IFC recorded a net provision for losses on loans, guarantees, accrued interest and other receivables of $87 million in FY19 ($105 million of specific provisions on loans, $28 million of release of portfolio provisions on loans, $10 million net provision on guarantees, other receivables and accrued interest) as compared to a provision of $90 million in FY18 ($82 million of specific provisions on loans, $2 million of portfolio provisions on loans, $6 million net provision on guarantees, other receivables and accrued interest).
Project-specific developments on ten loans comprised 65% of the specific provision for losses on loans in FY19 (excluding release of provisions). The release of portfolio provisions in FY19 was due to an improvement in the expected loss given default that had a greater impact than the higher credit ratings for loans subject to portfolio provisions.
At June 30, 2019, IFC’s total reserves against losses on loans were $1,191 million or 4.7% of the disbursed loan portfolio ($1,293 million; 5.1% at June 30, 2018), a decrease of $102 million from June 30, 2018. The decrease in reserves against losses on loans due to write-offs, net of recoveries of $187 million, and foreign exchange gains related to reserves held against non-U.S. dollar-denominated loans ($5 million), was partially offset by provisions of $77 million and other adjustments ($13 million).
Specific reserves against losses on loans at June 30, 2019 of $580 million ($651 million at June 30, 2018) are held against impaired loans of $1,240 million ($1,258 million at June 30, 2018), a coverage ratio of 47% (52% at June 30, 2018).
INCOME FROM LIQUID ASSET TRADING ACTIVITIES
The liquid assets portfolio, net of derivatives and securities lending activities, increased by $0.8 billion from $38.9 billion at June 30, 2018, to $39.7 billion at June 30, 2019. Income, net of allocated funding costs, from liquid asset trading activities totaled $476 million in FY19 compared to $214 million in FY18, an increase of $262 million. The increase is largely attributable to income from the Net Worth Funded Portfolio, which is benchmarked to the Bloomberg 1 to 3 year U.S. Treasury index. U.S. Treasuries have rallied since November 2018 in response to changing U.S. and global economic conditions and in anticipation of a shift in monetary policy by the U.S. Federal Reserve. This rally along with the growth in the Net Worth Funded Portfolio both contributed substantially to the increase in income relative to FY18, when the U.S. Treasury index return was close to 0%.
Interest income in FY19 totaled $775 million, compared to $664 million in FY18. The portfolio of ABS and MBS experienced fair value losses totaling $21 million in FY19. Holdings in other products, including US Treasuries, global government bonds, high quality corporate bonds and derivatives generated $537 million of gains in FY19, resulting in a total gain of $516 million (realized and unrealized). This compares to a total gain (realized and unrealized) of $107 million in FY18.
In FY19, the liquid assets portfolios outperformed their benchmarks by $141 million, down from $266 million in FY18. The decline was largely attributable to a decline in income from securities held in liquidity. In part, this reflected lower yield-spreads at the outset of FY19 due to prior outperformance. The Corporation also decreased its risk appetite in FY19, and holdings of securities, particularly AAA-rated asset-backed securities, residential mortgage-backed securities, and commercial mortgage-backed securities were reduced significantly. In FY19 Q4, performance over benchmarks was primarily generated by investments in international securitized products and money markets. For FY19, most fixed-income sectors outperformed the Funded Liquidity benchmarks, while heightened volatility in interest-rates weighed on excess returns for Agency MBS. Much of the excess return was attributable to investments in instruments (bonds and money markets) denominated in foreign-currencies that benefited from deviations from interest-rate parity. During FY19, decreases in investments in securitized products and covered bonds were partially offset by investments in developed markets’ government-related securities, emerging market sovereign bonds and money markets. Liquid asset holdings remain well diversified geographically and are concentrated in money-market instruments.
At June 30, 2019, and June 30, 2018, trading securities classified as Level 3 securities (unobservable inputs for the securities used to measure fair value) were an insignificant population of total trading securities.
CHARGES ON BORROWINGS
IFC’s charges on borrowings increased by $534 million, from $1,041 million in FY18 (net of $2 million gain on extinguishment of borrowings) to $1,575 million in FY19 (net of $1 million gain on extinguishment of borrowings), largely attributable to higher LIBOR rates compared to the same period in FY18.
The weighted average cost of IFC’s borrowings outstanding from market sources, after the effects of borrowing-related derivatives, and excluding short-term borrowings from market and other sources, was 2.8% at June 30, 2019, an increase from 2.5% at June 30, 2018. The size of the borrowings portfolio (excluding short-term borrowings), net of borrowing-related derivatives and before unamortized discounts, net, and fair value adjustments, increased by $0.1 billion during FY19 from $53.4 billion at June 30, 2018, to $53.5 billion at June 30, 2019.
OTHER INCOME
Other income of $622 million for FY19 was $44 million higher than $578 million in FY18 due to an increase in client risk management income, increase in service fees, primarily evaluation service fees, and increase in advisory services income, partially offset by decrease in total income from consolidated entities.

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OTHER EXPENSES
Administrative expenses (the principal component of other expenses) increased by $326 million from $1,029 million in FY18 to $1,355 million in FY19 primarily due to $238 million of pension service costs included in administrative expenses in FY19 due to the prospective adoption of ASU 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, beginning in FY19 Q1, as disclosed in Note A to the accompanying consolidated financial statements. The remainder of the increase was driven by increase in staff costs, primarily due to workforce planning related severance costs, increase in the cost of Shared Services Agreements with IBRD and increase in consultant and contractual services. These increases were partially offset by decline in travel, representation and hospitality expenses and other expenses.
FOREIGN CURRENCY TRANSACTION GAINS AND LOSSES ON NON-TRADING ACTIVITIES
Foreign currency transaction gains reported in net income in FY19 totaled $159 million (gains of $123 million - FY18). Foreign currency transaction losses on debt securities accounted for as available-for-sale of $125 million in FY19 (losses of $120 million ‑ FY18) are reported in Other Comprehensive Income, while gains and losses on the derivatives economically hedging such debt securities are reported in Net Income.
IFC has recorded foreign exchange related gains of $34 million ($3 million gains - FY18) in a combination of Net Income and Other Comprehensive Income. The net foreign exchange related gain or loss is largely due to non-US dollar borrowings funding non-US dollar liquid assets with the foreign exchange gains or losses on the liquid assets presented as part of Income from liquid asset trading activities in net income.
NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS
As discussed in more detail in Note A to IFC’s FY19 consolidated financial statements, IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) all market borrowings with associated currency or interest rate swaps that are accounted for at fair value with changes therein reported in net income; (ii) unrealized gains and losses on certain loans, debt securities and associated derivatives; and (iii) borrowings from IDA.
Table 19: Net Unrealized Gains and Losses on Non-Trading Financial Instruments FY19 vs FY18 (US$ millions)

	FY19	FY18
Unrealized gains and losses on loans, debt securities and associated derivatives	$(203)	$181
Unrealized gains and losses on borrowings from market, IDA and associated derivatives, net	(15)	(93)
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$(218)	$88
IFC reported net unrealized losses on loans, debt securities and associated derivatives of $203 million in FY19 ($181 million gains in FY18).  In FY19 this comprised unrealized gains of $65 million on the loan and debt securities portfolio carried at fair value, unrealized losses of $177 million on lending-related swaps, unrealized losses of $83 million on client risk management swaps and unrealized losses of $8 million on other derivatives, mainly conversion features, warrants in investment contracts and interest rate and currency swaps economically hedging client obligations. The unrealized losses of $177 million on lending related currency and interest rate swaps economically hedging loans other than variable rate US dollar-denominated loans is driven mainly by the US dollar, Euro, Indian rupee and Chinese yuan swap portfolios, where lower discount rates over FY19 YTD generated unrealized losses on the fixed-pay leg of the swaps.
Changes in the fair value of IFC’s borrowings from market, IDA and associated derivatives, net, includes the impact of changes in IFC’s own credit spread when measured against US dollar LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but does not alter the cash flows. IFC’s policy is to generally match currency, amount and timing of cash flows on market borrowings with cash flows on associated derivatives entered into contemporaneously.
Beginning in FY19, the portion of the total change in fair value of borrowings, accounted for at fair value, resulting from a change in IFC’s own credit spread is reported as a separate component of Other Comprehensive Income due to the adoption of ASU 2016-01 as discussed in Note A to the accompanying consolidated financial statements. ASU 2016-01 was applied through a cumulative adjustment to beginning period balances with no change to prior period reported results.

INTERNATIONAL FINANCE CORPORATION	Page 47

Management’s Discussion and Analysis

In FY19, US Treasury yields declined further as the rally in US fixed income markets that began last October continued apace as the US Federal Reserve signaled a shift from monetary tightening to the prevailing indications of an easier monetary policy, consequent to indications of a slowing US economy. The yield on the benchmark 5-year U.S. Treasury bond stood at 1.75 percent at FY19-end, compared to 2.75 percent at the end of FY18. As a result, In FY19, IFC recorded unrealized losses of $1,484 million through net income on medium and long-term borrowings carried at fair value, comprising a $1,452 million loss on market borrowings and a $32 million loss on borrowings from IDA. Unrealized gains of $1,469 million were recorded on borrowing-related derivatives. Overall, IFC has reported $15 million of net unrealized losses on borrowings from market sources and associated derivatives, net and borrowings from IDA in FY19 (net unrealized losses $93 million in FY18). The unrealized losses in FY19 include $72 million of unrealized losses on IFC’s Indian rupee denominated borrowings where IFC holds Indian rupee liquid assets and loans that act as an economic hedge. These unrealized losses were offset by unrealized gains on borrowings in other currencies which are economically hedged with currency swaps, but where swap FX basis spread movements drive such unrealized gains and losses.
OCI
UNREALIZED GAINS AND LOSSES ON EQUITY INVESTMENTS AND DEBT SECURITIES
Through June 30, 2018, IFC’s investments in debt securities and equity investments that were listed in markets that provide readily determinable fair values were classified as available-for-sale, with unrealized gains and losses on these investments being reported in OCI until realized. When realized, the gain or loss was transferred to net income. Effective July 1, 2018, all equity investments are accounted for at fair value through net income upon adoption of ASU 2016-01, and IFC has elected the fair value option for all new investments in debt securities.
As a result, no unrealized gains and losses on equity investments were recorded in OCI in FY19. Unrealized gains and losses on debt securities in OCI are associated with debt securities investments made prior to July 1, 2018. Changes in unrealized gains and losses on debt securities reported in OCI are significantly impacted by (i) the global environment for emerging market debt; (ii) the reclassification of other-than-temporary impairments to net income; and (iii) the reclassification of realized gains on sales of debt securities accounted for as available for sale.
As discussed in Note A to the accompanying consolidated financial statements, effective July 1, 2018, the portion of the change in fair value of borrowings under the FVO resulting from the change of IFC’s own credit risk is recorded in OCI. In prior periods, these amounts were recognized in net income.
Table 20: Other Comprehensive Income (Loss) - Unrealized Gains and Losses on Equity Investments, Debt Securities and Borrowings FY19 vs FY18 (US$ millions)

	FY19	FY18
Net unrealized gains and losses on equity investments arising during the year:
Unrealized gains	$—	$859
Unrealized losses	—	(414)
Reclassification adjustment for realized gains and other-than-temporary impairments included in net income	—	(511)
Net unrealized losses and gains on equity investments	$—	$(66)
Net unrealized gains and losses on debt securities arising during the year:
Unrealized gains	$466	$391
Unrealized losses	(524)	(627)
Reclassification adjustment for realized gains and credit related portion of impairments which were recognized in net income	243	(10)
Net unrealized losses and gains on debt securities	$185	$(246)
Net unrealized gains and losses attributable to instrument-specific credit risk on borrowings at fair value under the fair value option arising during the period:
Unrealized gains	$464	$—
Unrealized losses	(377)	—
Reclassification adjustment for realized gains included in net income upon derecognition of borrowings	1	—
Net unrealized gains on borrowings	$88	$—
Total unrealized losses and gains on equity investments, debt securities and borrowings	$273	$(312)

INTERNATIONAL FINANCE CORPORATION	Page 48

Management’s Discussion and Analysis

In FY19, other-than-temporary impairments on debt securities of $247 million ($39 million in FY18) included $238 million from a cumulative foreign exchange loss reclassified to Net Income in FY19 Q1, reflecting the significant currency depreciation in a country considered other than temporary with a large debt security exposure.
Net unrealized gains on equity investments, debt securities and borrowings totaled $273 million in FY19 (net unrealized losses of $312 million in FY18). A gain of $88 million was recognized through other comprehensive income in FY19 due to movements in the instrument specific credit risk on borrowings at fair value. This was primarily due to IFC bond issuances in US dollars where after swap credit spreads widened by 5 basis points on average across the term structure from the end of FY18, and from issuances in Australian dollars and Turkish lira where credit spreads on IFC bonds were also higher when compared to FY18-end.
UNRECOGNIZED NET ACTUARIAL GAINS AND LOSSES AND UNRECOGNIZED PRIOR SERVICE COSTS ON BENEFIT PLANS
Unrecognized pension adjustments largely represent the unrecognized net actuarial gains and losses on benefit plans. Actuarial gains and losses occur when actual results differ from expected results in determining the funded status of the pension plans. Since the pension plans are long term, changes in asset returns and discount rates cause volatility in comprehensive income. Given its long-term planning horizon for pension plans, Management is focused mainly on ensuring that contributions to pension plans appropriately reflect long term assumptions about asset returns and discount rates.
During FY19, IFC experienced a loss of $410 million ($416 million of unrecognized net actuarial losses and a $6 million reduction of prior service cost). The loss resulted largely from the decrease in the discount rates used to determine the projected benefit obligations at FY19-end when compared with FY18-end. The discount rate assumptions used to determine the projected benefit obligation for the Staff Retirement Plan and Post-Employment Benefits Plan decreased from 4.1% at June 30, 2018 to 3.4% at June 30, 2019 and from 4.1% at June 30, 2018 to 3.5% at June 30, 2019, respectively.

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Management’s Discussion and Analysis

VIII. GOVERNANCE AND CONTROL
SENIOR MANAGEMENT AND CHANGES
The following is a list of the principal officers of IFC as of June 30, 2020:

President	David Malpass
Chief Executive Officer	Philippe Le Houérou (*)
Chief Operating Officer	Stephanie von Friedeburg
Regional Vice President, Latin America & Caribbean and Europe & Central Asia	Georgina Baker
Regional Vice President, Middle-East and Africa	Sérgio Pimenta
Regional Vice President, Asia and Pacific	Nena Stoiljkovic (**)
Vice President and General Counsel (***)	Christopher Stephens (****)
Vice President, Risk and Finance	Mohamed Gouled
Vice President, Corporate Strategy and Resources	Monish Mahurkar
Vice President, Treasury and Syndications	John Gandolfo
Vice President, Economics and Private Sector Development	Hans Peter Lankes
Vice President, IFC Asset Management Company (*****)	Marcos Brujis (******)
Vice President, Partnerships, Communications and Outreach	Karin Finkelston

(*)	Philippe Le Houérou will be leaving IFC, effective October 1, 2020.

(**)	Effective August 31, 2020, Nena Stoiljkovic will leave IFC. Alfonso García Mora was appointed Regional Vice President, Asia and the Pacific effective August 10, 2020.

(***)
Effective July 1, 2019, the Legal, Compliance Risk & Environmental, Social and Governance (ESG) Sustainability Vice Presidency Unit (VPU) was changed to the Legal and Compliance Risk VPU, after separating the ESG functions.

(****)
Ethiopis Tafara was appointed as the new Vice President, Corporate Services and Chief Risk, Legal and Administrative Officer of MIGA and Christopher Stephens was appointed Vice President and General Counsel of IFC. Both appointments became effective on September 23, 2019.

(*****)	Effective January 31, 2020, AMC was merged into IFC. The AMC business is now operated as a division within IFC.

(******)	Marcos Brujis left IFC on May 31, 2020.
GOVERNANCE STRUCTURE

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Management’s Discussion and Analysis

GENERAL GOVERNANCE
IFC’s decision-making structure consists of the Board of Governors, the Board of Directors (Board of Directors or Board), the President, the CEO, Management and staff. The Board of Governors is the highest decision-making authority. Governors are appointed by their member governments for a five-year term, which is renewable. The Board of Governors may delegate authority to the Board of Directors to exercise any of its powers, except those reserved to the Board of Governors under IFC's Articles of Agreement.
BOARD OF DIRECTORS
In accordance with IFC's Articles of Agreement, Directors are appointed or elected every two years by their member governments. The Board currently has 25 Directors who represent all member countries. Directors are neither officers nor staff of IFC. The President is the only member of the Board from management, and he serves as a non-voting member and as Chairman of the Board.
The Board is required to consider proposals made by the President on the use of IFC’s net income: retained earnings and designation of retained earnings and on other policies that affect its general operations. The Board is also responsible for presenting to the Board of Governors, at the Annual meetings, audited accounts, an administrative budget, and an annual report on operations and policies and on other matters.
The Board and its committees are in continuous session at the main IBRD offices in Washington DC, as business requires. Each committee’s terms of reference establish its respective roles and responsibilities. As committees do not vote on issues, their role is primarily to serve the Board in discharging its responsibilities.
The committees are made up of eight members and function under their respective stipulated terms of reference. These committees are as follows:

•	Audit Committee - assists the Board in overseeing IFC’s finances, accounting, risk management and internal controls (see further explanation below).

•
Budget Committee - assists the Board in approving IFC’s budget and in overseeing the preparation and execution of IFC’s strategy and business outlook. The committee provides guidance to management on strategic directions.

•
Committee on Development Effectiveness - supports the Board in assessing IFC’s development effectiveness, providing guidance on strategic directions, and monitoring the quality and results of operations.

•
Committee on Governance and Directors’ Administrative Matters - assists the Board on issues related to governance, the Board’s own effectiveness, and the administrative policy applicable to Directors’ offices.

•
Human Resources Committee - strengthens the efficiency and effectiveness of the Board in discharging its oversight responsibility on IFC’s human resources strategy, policies and practices, and their alignment with the business needs of the organization.

AUDIT COMMITTEE
MEMBERSHIP
The Audit Committee consists of eight Directors. Membership in the Committee is determined by the Board, based on nominations by the Chairman of the Board, following informal consultation with Directors.
KEY RESPONSIBILITIES
The Audit Committee is appointed by the Board for the primary purpose of assisting the Board in overseeing IFC’s finances, accounting, risk management, internal controls and institutional integrity, specific responsibilities include:

•	Oversight of the integrity of IFC’s financial statements.

•	Appointment, qualifications, independence and performance of the External Auditor.

•	Performance of the Internal Audit Department.

•
Adequacy and effectiveness of financial and accounting policies and internal controls and the mechanisms to deter, prevent and penalize fraud and corruption in IFC operations and corporate procurement.

•	Effective management of financial, fiduciary, and compliance risks in IFC.

•	Oversight of the institutional arrangements and processes for risk management across IFC.
In carrying out its role, the Audit Committee discusses financial issues and policies that affect IFC’s financial position and capital adequacy with Management, external auditors, and internal auditors. It recommends the annual audited financial statements for approval to the Board. The Audit Committee monitors and reviews developments in corporate governance and its own role on an ongoing basis.

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Management’s Discussion and Analysis

EXECUTIVE SESSIONS
Under the Audit Committee’s terms of reference, it may convene in executive session at any time, without Management’s presence. The Audit Committee meets separately in executive session with the external and internal auditors.
ACCESS TO RESOURCES AND TO MANAGEMENT
Throughout the year, the Audit Committee receives a large volume of information to enable it to carry out its duties, and meets both formally and informally throughout the year to discuss relevant matters. It has complete access to Management and reviews and discusses with Management topics considered in its terms of reference.
The Audit Committee has the authority to seek advice and assistance from outside legal, accounting, or other advisors as it deems necessary.
BUSINESS CONDUCT
The WBG promotes a positive work environment in which staff members understand their ethical obligations to the institutions. In support of this commitment, the institutions have in place a Code of Conduct. The WBG has both an Ethics HelpLine and a Fraud and Corruption hotline. A third-party service offers many methods of worldwide communication. Reporting channels include telephone, mail, email, or confidential submission through a website.
IFC has in place procedures for receiving, retaining, and handling recommendations and concerns relating to business conduct identified during the accounting, internal control and auditing processes.
WBG staff rules clarify and codify the staff’s obligations in reporting suspected fraud, corruption, or other misconduct that may threaten the operations or governance of the WBG. These rules also offer protection from retaliation.
AUDITOR INDEPENDENCE
The appointment of the external auditor for IFC is governed by a set of Board-approved principles. These include:

•	Limits on the external auditor's provision of non-audit-related services;

•	Requiring all audit-related services to be pre-approved on a case-by-case basis by the Board, upon recommendation of the Audit Committee; and

•	Renewal of the external audit contract every five years, with a limit of two consecutive terms and mandatory rotation thereafter.
The Board approved policy on the appointment of an external auditor permits the external auditor to provide non-prohibited non-audit related services subject to monetary limits. Broadly, the list of prohibited non-audit services include those that would put the external auditor in the roles typically performed by management or in a position of auditing their own work, such as accounting services, internal audit services, and provision of investment advice. The total non-audit services fees over the term of the relevant external audit contract shall not exceed 70 percent of the audit fees over the same period.
Communication between the external auditor and the Audit Committee is ongoing and carried out as often as deemed necessary by either party. The Audit Committee meets periodically with the external auditor and individual committee members have independent access to the external auditor. IFC’s external auditors also follow the communication requirements, with the Audit Committees set out under generally accepted auditing standards in the United States.
EXTERNAL AUDITORS
The external auditor is appointed to a five-year term, with a limit of two consecutive terms, and is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board.
Following a mandatory rebidding of the external audit contract, IFC’s Directors approved the appointment of Deloitte & Touche, LLP as IFC’s external auditor for a five-year term commencing FY19.
INTERNAL CONTROL
INTERNAL CONTROL OVER FINANCIAL REPORTING
Each fiscal year, Management evaluates the internal controls over financial reporting to determine whether any changes made in these controls during the fiscal year materially affect, or would be reasonably likely to materially affect IFC’s internal control over financial reporting. The internal control framework promulgated by COSO, “Internal Control - Integrated Framework (2013)” provides guidance for designing, implementing and conducting internal control and assessing its effectiveness. IFC uses the 2013 COSO framework to assess the effectiveness of the internal control over financial reporting. As of June 30, 2020, management maintained effective internal control over financial reporting. See “Management’s report regarding effectiveness of Internal Control over Financial Reporting” on Page 54.

IFC’s internal control over financial reporting was audited by Deloitte & Touche, LLP and their report expresses an unqualified opinion on the effectiveness of IFC's internal control over financial reporting as of June 30, 2020. See Independent Auditors’ Report on Page 56.

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Management’s Discussion and Analysis

DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures are designed to ensure that information required to be disclosed is gathered and communicated to Management as appropriate, to allow timely decisions regarding required disclosure by IFC. Management conducted an evaluation of the effectiveness of such controls and procedures and the President, the Chief Executive Officer, the Vice President, Risk and Finance and the Controller have concluded that these controls and procedures were effective as of June 30, 2020.
OTHER
During FY19 Q3, the Supreme Court of the United States (Supreme Court) decided on a narrow question of US statutory law. The US International Organizations Immunities Act (IOIA) provides certain international organizations, including IFC, with the same immunity from suit in the United States as foreign states. This statutory grant of immunity is in addition to and independent of the immunities set forth in IFC’s Articles of Agreement, as codified in a separate US statute. The Supreme Court decided that the grant of immunity under the IOIA had changed over time in line with changes in sovereign immunity, and that the IOIA now includes certain exceptions. The Supreme Court decision did not affect any of IFC’s other immunities under US law, nor did it cover other sources of IFC’s immunities under international law such as IFC’s Articles of Agreement and the United Nations Convention on the Privileges and Immunities of the Specialized Agencies. There are currently two court cases in the United States that may be impacted by the Supreme Court decision. Following the Supreme Court's decision these cases restarted in United States lower courts, and IFC has continued to present a number of jurisdictional arguments (including immunities based arguments) for the dismissal of both cases. One of the two cases has been dismissed by the relevant lower court, subject to a pending plaintiffs’ motion seeking leave to amend their complaint and possible appeal. Neither of these two cases has reached a merits stage. See also Note Z to the FY20 consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS AND
INTERNAL CONTROL REPORTS
June 30, 2020

Management's Report Regarding Effectiveness of
Internal Control over Financial Reporting

August 7, 2020

The management of the International Finance Corporation (IFC) is responsible for the preparation, integrity, and fair presentation of its published consolidated financial statements. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on informed judgments and estimates made by management.
The consolidated financial statements have been audited by an independent audit firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Directors and their Committees. Management believes that all representations made to the independent auditors during their audit of IFC's consolidated financial statements and audit of its internal control over financial reporting were valid and appropriate. The independent auditors’ reports accompany the audited consolidated financial statements.
Management is responsible for establishing and maintaining effective internal control over financial reporting for financial statement presentations in conformity with accounting principles generally accepted in the United States of America. Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded, and financial records are reliable. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal control over financial reporting supports the integrity and reliability of the external consolidated financial statements.
There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.
IFC assessed its internal control over financial reporting for financial statement presentation in conformity with accounting principles generally accepted in the United States of America as of June 30, 2020. This assessment was based on the criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IFC maintained effective internal control over financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of June 30, 2020. The independent audit firm that audited the consolidated financial statements has issued an Independent Auditors’ Report which expresses an opinion on IFC’s internal control over financial reporting.

The Board of Directors have appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IFC. The Audit Committee is comprised entirely of Directors who are independent of IFC's management. The Audit Committee is responsible for recommending to the Board of Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IFC in addition to reviewing IFC's financial reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management to discuss the adequacy of internal control over financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

David Malpass
President

Philippe H. Le Houérou
Chief Executive Officer

Mohamed Gouled
Vice President, Risk and Finance

Paul B. Bravery
Director and Controller

Independent Auditors’ Report
President and Board of Directors
International Finance Corporation:
We have audited the internal control over financial reporting of International Finance Corporation and its subsidiary ("IFC") as of June 30, 2020, based on the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Management's Responsibility for Internal Control over Financial Reporting
Management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management's Report Regarding Effectiveness of Internal Control Over Financial Reporting.
Auditors' Responsibility
Our responsibility is to express an opinion on IFC's internal control over financial reporting based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
An audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor's judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Definition and Inherent Limitations of Internal Control over Financial Reporting
An entity's internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Opinion
In our opinion, IFC maintained, in all material respects, effective internal control over financial reporting as of June 30, 2020, based on the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Report on Consolidated Financial Statements
We also have audited, in accordance with auditing standards generally accepted in the United States of America, consolidated financial statements as of and for the year ended June 30, 2020 of IFC, and our report dated August 7, 2020 expressed an unmodified opinion on those consolidated financial statements.
August 7, 2020

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CONSOLIDATED BALANCE SHEETS
as of June 30, 2020 and June 30, 2019
(US$ millions)

	2020	2019
Assets
Cash and due from banks - Note C	$545	$1,197
Time deposits - Note C	14,218	17,500
Trading securities - Notes C and R	30,217	28,526
Securities purchased under resale agreements and receivable for cash collateral pledged - Notes C, R and W	1,221	1,862
Investments - Notes B, D, E, F, G, R and T
Loans
($955 at June 30, 2020, $877 at June 30, 2019 at fair value;
net of reserve against losses of $1,648 at June 30, 2020, $1,191 at June 30, 2019)
- Notes D, E, R and T	24,102	23,983
Equity investments
- Notes B, D, G, R and T	10,370	13,130
Debt securities - Notes D, F, R and T	6,666	6,349
Total investments	41,138	43,462
Derivative assets - Notes C, Q, R and W	4,314	2,856
Receivables and other assets - Notes C, J, T and U	4,147	3,854
Total assets	$95,800	$99,257
Liabilities and capital
Liabilities
Securities sold under repurchase agreements and payable
for cash collateral received - Notes C and W	$4,591	$8,454
Borrowings outstanding - Notes K, R and X
From market and other sources at amortized cost	3,785	3,023
From market sources at fair value	51,080	50,392
From International Development Association at fair value	621	717
Total borrowings	55,486	54,132
Derivative liabilities - Notes C, Q, R and W	4,383	3,964
Payables and other liabilities - Notes C, L, U, T and V	6,158	5,101
Total liabilities	70,618	71,651
Capital
Authorized capital, shares of $1,000 par value each - Note M
(25,079,991 shares at June 30, 2020 and 2,580,000 shares at June 30, 2019)
Subscribed capital	20,366	2,567
Less: unpaid portion of subscriptions	(799)	—
Paid-in capital	19,567	2,567
Accumulated other comprehensive loss - Note O	(1,984)	(1,232)
Retained earnings - Note O	7,599	26,271
Total capital	25,182	27,606
Total liabilities and capital	$95,800	$99,257

The notes to consolidated financial statements are an integral part of these statements.

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CONSOLIDATED STATEMENTS OF OPERATIONS
for the three years ended June 30, 2020, June 30, 2019 and June 30, 2018
(US$ millions)

	2020	2019	2018
Income from investments
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives - Note E	$1,510	$1,774	$1,377
Provision for losses on loans, guarantees, accrued interest and other receivables - Note E	(638)	(87)	(90)
(Loss) income from equity investments and associated derivatives - Note G	(1,067)	(253)	853
Income from debt securities, including realized gains and losses on debt securities and associated derivatives - Note F	231	126	363
Total income from investments	36	1,560	2,503
Income from liquid asset trading activities - Note C	1,039	1,291	771
Charges on borrowings - Note K	(1,181)	(1,575)	(1,041)
(Loss) income from investments and liquid asset trading activities, after charges on borrowings	(106)	1,276	2,233
Other income
Advisory services income - Note U	281	312	305
Service fees	141	126	102
Other - Notes B and N	137	184	171
Total other income	559	622	578
Other expenses
Administrative expenses - Note X	(1,281)	(1,355)	(1,029)
Advisory services expenses - Note U	(312)	(355)	(354)
Other - Notes B and V	(35)	(36)	(279)
Total other expenses	(1,628)	(1,746)	(1,662)
Foreign currency transaction gains on non-trading activities	144	159	123
(Loss) income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	(1,031)	311	1,272
Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value - Note P	(641)	(218)	88
(Loss) income before grants to IDA	(1,672)	93	1,360
Grants to IDA - Note O	—	—	(80)
Net (loss) income - Note S	$(1,672)	$93	$1,280

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 59

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
for the three years ended June 30, 2020, June 30, 2019 and June 30, 2018
(US$ millions)

	2020	2019	2018
Net (loss) income	$(1,672)	$93	$1,280
Other comprehensive income
Unrealized gains and losses on debt securities
Net unrealized losses on available-for-sale debt securities arising during the period	(291)	(58)	(236)
Reclassification adjustment for realized gains included in net income (income from debt securities and realized gains and losses on debt securities and associated derivatives)	(7)	(4)	(49)
Reclassification adjustment for other-than-temporary impairments included in net income (income from debt securities and realized gains and losses on debt securities and associated derivatives)	130	247	39
Net unrealized (losses) gains on debt securities	(168)	185	(246)
Unrealized gains and losses on equity investments
Net unrealized gains on equity investments arising during the period	—	—	445
Reclassification adjustment for realized gains included in net income (income from equity investments and associated derivatives)	—	—	(693)
Reclassification adjustment for other-than-temporary impairments included in net income (income from equity investments and associated derivatives)	—	—	182
Net unrealized losses on equity investments	—	—	(66)
Unrealized gains and losses on borrowings
Net unrealized gains arising during the period attributable to instrument-specific credit risk on borrowings at fair value under the fair value option	282	87	—
Reclassification adjustment for realized gains included in net income upon derecognition of borrowings	6	1	—
Net unrealized gains on borrowings	288	88	—
Net unrecognized net actuarial (losses) gains and unrecognized prior service (cost) credits on benefit plans - Note V	(872)	(410)	118
Total other comprehensive loss	(752)	(137)	(194)
Total comprehensive (loss) income	$(2,424)	$(44)	$1,086

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 60

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL
for the three years ended June 30, 2020, June 30, 2019 and June 30, 2018
(US$ millions)

	Attributable to IFC
	Undesignated retained earnings	Designated retained Earnings	Total retained earnings	Accumulated other comprehensive income (loss) - Note O	Capital stock	Total IFC capital	Non-controlling interests	Total capital
At June 30, 2017	$21,901	$125	$22,026	$458	$2,566	$25,050	$3	$25,053
Year ended June 30, 2018
Net income attributable to IFC	1,280		1,280			1,280		1,280
Other comprehensive loss				(194)		(194)		(194)
Designation of retained earnings - Note O	(205)	205	—			—		—
Expenditures against designated retained earnings - Note O	140	(140)	—			—		—
Non-controlling interests redeemed							(3)	(3)
At June 30, 2018	$23,116	$190	$23,306	$264	$2,566	$26,136	$—	$26,136
Cumulative effect of adoption of ASU 2016-01, effective July 1, 2018 - Note A	2,872		2,872	(1,359)		1,513		1,513
Year ended June 30, 2019
Net income	93		93			93		93
Other comprehensive loss				(137)		(137)		(137)
Payments received for IFC capital stock Subscribed					1	1		1
Designations of retained earnings - Note O	(230)	230	—			—		—
Expenditures against designated retained earnings - Note O	54	(54)	—			—		—
At June 30, 2019	$25,905	$366	$26,271	$(1,232)	$2,567	$27,606	$—	$27,606
Year ended June 30, 2020
Net loss	(1,672)		(1,672)			(1,672)		(1,672)
Other comprehensive loss				(752)		(752)		(752)
Designations of retained earnings - Note O	(122)	122	—			—		—
Expenditures against designated retained earnings - Note O	55	(55)	—			—		—
Conversion of a portion of retained earnings into paid-in capital	(17,000)		(17,000)		17,000	—		—
At June 30, 2020	$7,166	$433	$7,599	$(1,984)	$19,567	$25,182	$—	$25,182

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 61

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three years ended June 30, 2020, June 30, 2019 and June 30, 2018
(US$ millions)

	2020	2019	2018
Cash flows from investing activities
Loan disbursements	$(8,185)	$(7,083)	$(7,919)
Investments in equity securities	(803)	(908)	(1,270)
Investments in debt securities	(1,175)	(1,083)	(1,961)
Loan repayments	6,611	6,478	6,358
Debt securities repayments	397	324	514
Proceeds from sales of loan investments	10	22	43
Proceeds from sales of equity investments	2,395	1,914	2,369
Proceeds from sales of debt securities	82	46	20
Loan origination fee received	51	—	—
Investment in Fixed Assets	(57)	(41)	(29)
Net cash used in investing activities	(674)	(331)	(1,875)
Cash flows from financing activities
Medium and long-term borrowings
Issuance	15,241	15,805	16,524
Retirement	(14,586)	(14,657)	(16,755)
Medium and long-term borrowings related derivatives, net	(676)	(279)	(551)
Short-term borrowings, net	792	(901)	1,577
Capital subscriptions	—	1	—
Non-controlling interests redeemed	—	—	(3)
Net cash provided by (used in) financing activities	771	(31)	792
Cash flows from operating activities
Net (loss) income	(1,672)	93	1,280
Adjustments to reconcile net income or loss to net cash (used in) provided by operating activities:
Realized losses (gains) on loans and associated derivatives, net	12	(40)	19
Realized gains on debt securities and associated derivatives, net	(24)	(5)	(93)
Losses (gains) on equity investments and related derivatives, net	1,240	493	(1,009)
Provision for losses on loans, guarantees, accrued interest and other receivables	638	87	90
Amortization expenses	(12)	(18)	(17)
Other-than-temporary impairments on debt securities	130	247	39
Other-than-temporary impairments on equity investments	—	—	446
Net premiums received at issuance of borrowings (net of swaps)	—	16	2
Net discounts paid on retirement of borrowings	(46)	(56)	(33)
Net realized gains on extinguishment of borrowings	(7)	(1)	(2)
Foreign currency transaction gains on non-trading activities	(144)	(159)	(123)
Net unrealized losses (gains) on non-trading financial instruments accounted for at fair value	641	218	(88)
Depreciation expenses	62	—	—
Change in accrued income on loans and trading portfolios (after swaps), net	99	(59)	(63)
Change in accrued expenses on borrowings (after swaps), net	(135)	109	145
Change in trading securities and time deposits with maturities greater than three months	579	(4,589)	1,251
Change in securities purchased under resale agreements and receivable for cash collateral pledged	641	128	(1,057)
Change in other derivatives, net	243	1,051	749
Change in payables and other liabilities	428	(374)	(740)
Change in receivables and other assets	15	(279)	(531)
Change in securities sold under repurchase agreements and payable for cash collateral received	(3,863)	2,091	963
Net cash (used in) provided by operating activities	(1,175)	(1,047)	1,228
Change in cash and cash equivalents	(1,078)	(1,409)	145
Effect of exchange rate changes on cash and cash equivalents	(138)	974	(423)
Net change in cash and cash equivalents	(1,216)	(435)	(278)
Beginning cash and cash equivalents	13,970	14,405	14,683
Ending cash and cash equivalents	$12,754	$13,970	$14,405
Composition of cash and cash equivalents
Cash and due from banks	545	1,197	1,249
Time deposits with maturities under three months	12,209	12,773	13,156
Total cash and cash equivalents	$12,754	$13,970	$14,405

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 62

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three years ended June 30, 2020, June 30, 2019 and June 30, 2018
(US$ millions)

Supplemental disclosure	2020	2019	2018
Change in ending balances resulting from currency exchange rate fluctuations:
Loans outstanding	$(652)	$(138)	$(199)
Debt securities	(310)	(153)	(193)
Loan and debt security-related currency swaps	882	257	340
Borrowings	1,712	840	1,473
Borrowing-related currency swaps	(1,701)	(788)	(1,318)
Charges on borrowings paid, net	$1,318	$1,466	$896
Non-cash items:
Loan and debt security conversion to equity, net	$99	$7	$59

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 63

CONSOLIDATED STATEMENT OF CAPITAL STOCK AND VOTING POWER as of June 30, 2020 (US$ thousands)

	Capital Stock		Voting Power			Capital Stock		Voting Power
Members	Amount paid	Percent of total	Number of votes	Percent of total	Members	Amount paid	Percent of total	Number of votes	Percent of total
Afghanistan	846	*	7,061	0.03	Egypt, Arab Republic of	102,017	0.52	108,232	0.52
Albania	9,927	0.05	16,142	0.08	El Salvador	221	*	6,436	0.03
Algeria	44,101	0.23	50,316	0.24	Equatorial Guinea	328	*	6,543	0.03
Angola	11,292	0.06	17,507	0.08	Eritrea	7,129	0.04	13,344	0.06
Antigua and Barbuda	99	*	6,314	0.03	Estonia	10,934	0.06	17,149	0.08
Argentina	323,320	1.65	329,535	1.59	Eswatini	5,215	0.03	11,430	0.06
Armenia	7,564	0.04	13,779	0.07	Ethiopia	968	*	7,183	0.03
Australia	360,864	1.84	367,079	1.77	Fiji	2,188	0.01	8,403	0.04
Austria	150,517	0.77	156,732	0.76	Finland	119,683	0.61	125,898	0.61
Azerbaijan	18,047	0.09	24,262	0.12	France	922,689	4.72	928,904	4.48
Bahamas, The	2,554	0.01	8,769	0.04	Gabon	9,668	0.05	15,883	0.08
Bahrain	13,313	0.07	19,528	0.09	Gambia, The	717	*	6,932	0.03
Bangladesh	73,440	0.38	79,655	0.38	Georgia	10,522	0.05	16,737	0.08
Barbados	2,752	0.01	8,967	0.04	Germany	982,870	5.02	989,085	4.77
Belarus	40,159	0.21	46,374	0.22	Ghana	42,286	0.22	48,501	0.23
Belgium	385,880	1.97	392,095	1.89	Greece	52,594	0.27	58,809	0.28
Belize	770	*	6,985	0.03	Grenada	564	*	6,779	0.03
Benin	907	*	7,122	0.03	Guatemala	8,265	0.04	14,480	0.07
Bhutan	5,490	0.03	11,705	0.06	Guinea	2,585	0.01	8,800	0.04
Bolivia	14,502	0.07	20,717	0.10	Guinea-Bissau	137	*	6,352	0.03
Bosnia and Herzegovina	4,727	0.02	10,942	0.05	Guyana	10,613	0.05	16,828	0.08
Botswana	862	*	7,077	0.03	Haiti	6,267	0.03	12,482	0.06
Brazil	423,812	2.17	430,027	2.08	Honduras	3,774	0.02	9,989	0.05
Bulgaria	37,620	0.19	43,835	0.21	Hungary	89,749	0.46	95,964	0.46
Burkina Faso	6,374	0.03	12,589	0.06	Iceland	320	*	6,535	0.03
Burundi	762	*	6,977	0.03	India	784,928	4.01	791,143	3.82
Cabo Verde	114	*	6,329	0.03	Indonesia	240,952	1.23	247,167	1.19
Cambodia	2,585	0.01	8,800	0.04	Iran, Islamic Republic of	11,010	0.06	17,225	0.08
Cameroon	6,748	0.03	12,963	0.06	Iraq	1,121	0.01	7,336	0.04
Canada	620,199	3.17	626,414	3.02	Ireland	9,836	0.05	16,051	0.08
Central African Republic	907	*	7,122	0.03	Israel	16,278	0.08	22,493	0.11
Chad	10,400	0.05	16,615	0.08	Italy	620,199	3.17	626,414	3.02
Chile	96,428	0.49	102,643	0.50	Jamaica	32,648	0.17	38,863	0.19
China	470,864	2.41	477,079	2.30	Japan	1,239,254	6.33	1,245,469	6.01
Colombia	104,137	0.53	110,352	0.53	Jordan	7,175	0.04	13,390	0.06
Comoros	107	*	6,322	0.03	Kazakhstan	35,355	0.18	41,570	0.20
Congo, Democratic Republic of	16,461	0.08	22,676	0.11	Kenya	30,811	0.16	37,026	0.18
Congo, Republic of	999	0.01	7,214	0.03	Kiribati	91	*	6,306	0.03
Costa Rica	7,259	0.04	13,474	0.07	Korea, Republic of	214,617	1.10	220,832	1.07
Cote d'Ivoire	27,022	0.14	33,237	0.16	Kosovo	11,086	0.06	17,301	0.08
Croatia	21,974	0.11	28,189	0.14	Kuwait	114,925	0.59	121,140	0.58
Cyprus	16,309	0.08	22,524	0.11	Kyrgyz Republic	13,114	0.07	19,329	0.09
Czech Republic	67,958	0.35	74,173	0.36	Lao People's Democratic Republic	2,120	0.01	8,335	0.04
Denmark	141,467	0.72	147,682	0.71	Latvia	16,393	0.08	22,608	0.11
Djibouti	160	*	6,375	0.03	Lebanon	1,029	0.01	7,244	0.03
Dominica	320	*	6,535	0.03	Lesotho	541	*	6,756	0.03
Dominican Republic	9,050	0.05	15,265	0.07	Liberia	633	*	6,848	0.03
Ecuador	16,477	0.08	22,692	0.11	Libya	419	*	6,634	0.03

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 64

CONSOLIDATED STATEMENT OF CAPITAL STOCK AND VOTING POWER as of June 30, 2020 (US$ thousands)

	Capital Stock		Voting Power			Capital Stock		Voting Power
Members	Amount paid	Percent of total	Number of votes	Percent of total	Members	Amount paid	Percent of total	Number of votes	Percent of total
Lithuania	17,849	0.09	24,064	0.12	Saudi Arabia	389,144	1.99	395,359	1.91
Luxembourg	16,309	0.08	22,524	0.11	Senegal	17,529	0.09	23,744	0.11
Madagascar	3,294	0.02	9,509	0.05	Serbia	13,747	0.07	19,962	0.10
Malawi	13,892	0.07	20,107	0.10	Seychelles	206	*	6,421	0.03
Malaysia	126,614	0.65	132,829	0.64	Sierra Leone	1,700	0.01	7,915	0.04
Maldives	122	*	6,337	0.03	Singapore	1,350	0.01	7,565	0.04
Mali	3,439	0.02	9,654	0.05	Slovak Republic	33,983	0.17	40,198	0.19
Malta	12,314	0.06	18,529	0.09	Slovenia	12,085	0.06	18,300	0.09
Marshall Islands	5,055	0.03	11,270	0.05	Solomon Islands	282	*	6,497	0.03
Mauritania	1,632	0.01	7,847	0.04	Somalia	633	*	6,848	0.03
Mauritius	12,695	0.06	18,910	0.09	South Africa	132,805	0.68	139,020	0.67
Mexico	232,794	1.19	239,009	1.15	South Sudan	14,334	0.07	20,549	0.10
Micronesia, Federated States of	5,673	0.03	11,888	0.06	Spain	282,308	1.44	288,523	1.39
Moldova	9,089	0.05	15,304	0.07	Sri Lanka	57,116	0.29	63,331	0.31
Mongolia	1,098	0.01	7,313	0.04	St. Kitts and Nevis	4,864	0.02	11,079	0.05
Montenegro	7,891	0.04	14,106	0.07	St. Lucia	564	*	6,779	0.03
Morocco	73,463	0.38	79,678	0.38	Sudan	846	*	7,061	0.03
Mozambique	2,455	0.01	8,670	0.04	Suriname	4,727	0.02	10,942	0.05
Myanmar	5,078	0.03	11,293	0.05	Sweden	204,918	1.05	211,133	1.02
Namibia	3,080	0.02	9,295	0.04	Switzerland	335,962	1.72	342,177	1.65
Nepal	6,267	0.03	12,482	0.06	Syrian Arab Republic	1,479	0.01	7,694	0.04
Netherlands	427,976	2.19	434,191	2.10	Tajikistan	9,241	0.05	15,456	0.07
New Zealand	27,319	0.14	33,534	0.16	Tanzania	7,647	0.04	13,862	0.07
Nicaragua	5,452	0.03	11,667	0.06	Thailand	89,825	0.46	96,040	0.46
Niger	1,121	0.01	7,336	0.04	Timor-Leste	5,924	0.03	12,139	0.06
Nigeria	210,987	1.08	217,202	1.05	Togo	6,161	0.03	12,376	0.06
North Macedonia	4,087	0.02	10,302	0.05	Tonga	259	*	6,474	0.03
Norway	134,185	0.69	140,400	0.68	Trinidad and Tobago	31,352	0.16	37,567	0.18
Oman	9,050	0.05	15,265	0.07	Tunisia	27,189	0.14	33,404	0.16
Pakistan	162,343	0.83	168,558	0.81	Turkey	120,751	0.62	126,966	0.61
Palau	191	*	6,406	0.03	Turkmenistan	6,176	0.03	12,391	0.06
Panama	7,678	0.04	13,893	0.07	Tuvalu	520	*	6,735	0.03
Papua New Guinea	8,745	0.04	14,960	0.07	Uganda	5,604	0.03	11,819	0.06
Paraguay	3,324	0.02	9,539	0.05	Ukraine	77,458	0.40	83,673	0.40
Peru	63,841	0.33	70,056	0.34	United Arab Emirates	30,750	0.16	36,965	0.18
Philippines	104,137	0.53	110,352	0.53	United Kingdom	922,689	4.72	928,904	4.48
Poland	57,985	0.30	64,200	0.31	United States	4,341,278	22.19	4,347,493	20.99
Portugal	63,467	0.32	69,682	0.34	Uruguay	27,212	0.14	33,427	0.16
Qatar	12,581	0.06	18,796	0.09	Uzbekistan	29,530	0.15	35,745	0.17
Romania	32,618	0.17	38,833	0.19	Vanuatu	419	*	6,634	0.03
Russian Federation	784,211	4.01	790,426	3.82	Venezuela, Republica Bolivariana de	210,347	1.08	216,562	1.05
Rwanda	2,333	0.01	8,548	0.04	Vietnam	3,401	0.02	9,616	0.05
Samoa	267	*	6,482	0.03	Yemen, Republic of	5,452	0.03	11,667	0.06
Sao Tome and Principe	3,347	0.02	9,562	0.05	Zambia	9,805	0.05	16,020	0.08
* Less than 0.005 percent					Zimbabwe	24,513	0.13	30,728	0.15
** May differ from the sum of individual percentages shown because of rounding					Total June 30, 2020	19,566,717	100.00**	20,716,492	100.00**
					Total June 30, 2019	2,566,199	100.00**	2,717,079	100.00**

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PURPOSE
The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group (WBG), which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other WBG members are disclosed in the notes that follow. IFC’s activities are closely coordinated with and complement the overall development objectives of the other WBG institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC’s share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and fund investments through the AMC9 and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.
NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES
The consolidated financial statements include the financial statements of IFC and its consolidated subsidiary as detailed in Note B. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). In the opinion of management, the consolidated financial statements reflect all adjustments necessary for the fair presentation of IFC’s financial position and results of operations.
Consolidated Financial Statements presentation - Certain amounts in prior years have been changed to conform to the current year’s presentation. IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and as cash equivalents in the consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within three months of acquisition generally when the original maturities for such instruments are under three months (or in some cases are under six months when the time deposit is optionally redeemable within three months). IFC has revised the presentation of certain time deposits in the amount of $4,727 million to exclude from “Cash and cash equivalents” and include in “Change in trading securities and time deposits with maturities greater than three months” in the statement of cash flows for the year ended June 30, 2019 to correct the classification of such time deposits with maturities greater than three months as “cash equivalents". The correction also changed the net cash (used in) provided by operating activities, the change in cash and cash equivalents, the net change in cash and cash equivalents and the ending cash and cash equivalents by $4,727 million in the consolidated statement of cash flows for that period.
Functional currency - IFC’s functional currency is the United States dollar (US dollars or $).
Use of estimates - The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and impairment of debt securities; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected pension benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC’s operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.
IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of debt securities. IFC undertakes continuous review and analysis of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.
Consolidation, non-controlling interests and variable interest entities - IFC consolidates:

i)	all majority-owned subsidiaries;

ii)
limited partnerships in which it is the general partner, unless the presumption of control is overcome by certain management participation or other rights held by minority shareholders/limited partners; and

iii)	variable interest entities (VIEs) for which IFC is deemed to be the VIE's primary beneficiary (together, consolidated subsidiaries).
Significant intercompany accounts and transactions are eliminated in consolidation.
An entity is a VIE if:

i)	its equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties;

ii)	its equity investors do not have decision-making rights about the entity's operations; or
9 Effective January 31, 2020, IFC Asset Management Company, LLC (AMC) was merged into IFC. IFC, as the successor to AMC, has assumed all the assets, rights, liabilities and obligations of AMC. The AMC business is now operated as a division within IFC. This change did not have a significant impact on IFC's financial position, results of operations or cash flows.

INTERNATIONAL FINANCE CORPORATION	Page 66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

iii)	its equity investors do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.
A variable interest is a contractual, ownership or other interest whose value changes as the fair value of the VIE's net assets change. IFC's variable interests in VIEs arise from financial instruments, service contracts, guarantees, leases or other monetary interests in those entities.
IFC is considered to be the primary beneficiary of a VIE if it has the power to direct the VIE's activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE.
Fair Value Option - IFC has elected the Fair Value Option under the subsections of ASC Topic 825, Financial Instruments (ASC 825 or the Fair Value Option) for several of its financial assets and financial liabilities. ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.
IFC has elected the Fair Value Option (FVO) for the following financial assets and financial liabilities:

i)
direct equity investments which give IFC significant influence, which in the absence of FVO, would have to be accounted for under equity method and all other all other financial interests in the investee (e.g., guarantees, loans)

ii)	all market borrowings that are economically hedged with financial instruments accounted for at fair value with changes therein reported in earnings;

iii)	borrowings from IDA;
effective July 1, 2018:

iv)	substantially all investments in debt securities; and

v)	substantially all hybrid instruments in the loan investment portfolio;
All borrowings for which the Fair Value Option has been elected are economically hedged with derivative or other financial instruments accounted for at fair value with changes in fair value reported in earnings as such changes occur.  Measuring at fair value those borrowings for which the Fair Value Option has been elected mitigates the earnings volatility that would otherwise occur, due to measuring the borrowings and related economic hedges differently, without having to apply ASC Topic 815, Derivatives and Hedging (ASC 815)'s complex hedge accounting requirements.
Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the consolidated balance sheet based on a measure (fair value) that IFC considers preferable to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans and issued guarantees to some of those investees; therefore, the Fair Value Option is also applied to those loans and issued guarantees. IFC elected the Fair Value Option for equity investments, through June 30, 2018, with 20% or more ownership where it did not have significant influence so that the same measurement method (fair value) was applied to all equity investments with more than 20% ownership.
The FVO was elected through June 30, 2018, for certain hybrid instruments in the investment portfolio that would have otherwise required bifurcation of the host and embedded derivative. Election of the FVO for these instruments eliminated the bifurcation requirement.
The FVO has been elected for substantially all investments in debt securities and hybrid loan instruments recognized after June 30, 2018. Among other things, measuring all investments in debt securities and hybrid loan instruments at fair value eliminates the requirement to bifurcate the host and embedded derivative that may have otherwise applied in certain instances, results in more accounting consistency across IFC’s investment portfolio and results in a measurement method that is consistent with the manner in which the portfolio is managed.
Fair Value Measurements
IFC has adopted FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures (ASC 820). ASC 820 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value.
ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity’s principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming that market participants act in their economic best interest, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.

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ASC 820 established a fair value hierarchy which gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
Level 2: Other than quoted prices included in Level 1, inputs that are observable for the asset or liability, either directly or indirectly for substantially the full term of the asset or liability. It includes quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed.
Level 3: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. It consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data.
IFC’s policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.
IFC estimates the fair value of its investments in private equity funds that do not have readily determinable fair value based on the funds’ net asset values (NAVs) per share as a practical expedient to the extent that a fund reports its investment assets at fair value and has all the attributes of an investment company, pursuant to ASC Topic 946, Financial Services - Investment Companies (ASC 946). If the NAV is not as of IFC’s measurement date, IFC adjusts the most recent NAV, as necessary, to estimate a NAV for the investment that is calculated in a manner consistent with the fair value measurement principles established by ASC 820.
Remeasurement of foreign currency transactions - Monetary assets and liabilities not denominated in US dollars, are expressed in US dollars at the exchange rates prevailing at June 30, 2020 and June 30, 2019. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.
Loans - IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC’s practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.
Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in Net unrealized gains and losses on non-trading financial instruments accounted for at fair value on the consolidated statement of operations.
Certain loans originated by IFC contain income participation, prepayment and conversion features. These features are bifurcated and separately accounted for in accordance with ASC 815 if IFC has not elected the Fair Value Option for the loan host contracts and the features meet the definition of a derivative and are not considered to be clearly and closely related to their host loan contracts. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC’s accounting policies for loans as indicated herein.
Revenue recognition on loans - Interest income and commitment fees on loans are recorded as income on an accrual basis. Loan origination fees and direct loan origination costs are deferred and amortized over the estimated life of the originated loan; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received.
IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the consolidated balance sheet.
Reserve against losses on loans - IFC recognizes impairment on loans not carried at fair value in the consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or

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decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.
The reserve against losses on loans reflects management’s estimates of both identified probable losses on individual loans (specific reserves) and probable losses inherent in the portfolio but not specifically identifiable (portfolio reserves). The determination of identified probable losses represents management’s judgment of the creditworthiness of the borrower. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan’s contractual terms. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, considered in determining that a loan is impaired include, but are not limited to, the borrower’s financial difficulties, breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.
For purposes of providing certain disclosures about IFC’s entire reserve against losses on loans, IFC considers its entire loan portfolio to comprise one portfolio segment. A portfolio segment is the level at which the method for estimating the reserve against losses on loans is developed and documented.
Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries, if any, associated with previously written-off loans.
Equity investments - IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.
Pursuant to Accounting Standards Update 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01) and ASC Topic 321, Investments - Equity Securities (ASC 321), effective July 1, 2018 all equity investments are measured at fair value, with unrealized gains and losses reported in earnings.
IFC’s investments in certain private equity funds in which IFC is deemed to have a controlling financial interest, are consolidated by IFC, as the presumption of control by the fund manager or the general partner has been overcome. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is applied to IFC's investments in its natural resources unincorporated joint ventures (UJVs). IFC’s share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.
Unrealized gains and losses on equity investments accounted for at fair value are reported in income from equity investments and associated derivatives on the consolidated statements of operations. Unrealized gains and losses on equity investments which were accounted for as available-for-sale were reported in other comprehensive income. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold.
Dividends on listed equity investments are recorded on the ex-dividend date, and dividends on unlisted equity investments are recorded upon receipt of notice of declaration. Realized gains on listed equity investments are recorded upon trade date, and realized gains on unlisted equity investments are recorded upon incurring the obligation to deliver the applicable shares. Losses are recognized when incurred.
IFC enters into put options, call options and warrant agreements in connection with equity investments; these are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative. Put options, call options and warrant agreements that do not meet the definition of a derivative are measured at fair value with unrealized gains and losses recognized in earnings in accordance with ASU 2016-01 and included in “Equity investments” on the consolidated balance sheets.
Gains and losses on debt conversions and exchanges of equity interests - Loan and debt security conversions to equity interests are based on the fair value of the equity interests received. Transfers of equity interests in exchange for equity interests in other entities and other non-cash transactions are generally accounted for based on the fair value of the asset relinquished unless the fair value of the asset received is more clearly evident in which case the accounting is based on the fair value of the asset received. The difference between the fair value of the asset received and the recorded amount of the asset relinquished is recorded as a gain or loss in the consolidated statements of operations.

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Debt securities - Debt securities in the investment portfolio classified as available-for-sale are carried at fair value on the consolidated balance sheets with unrealized gains and losses included in accumulated other comprehensive income until realized.
Unrealized gains and losses on debt securities accounted for at fair value under the Fair Value Option are reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” on the consolidated statements of operations.
IFC invests in certain debt securities with conversion features; if the hybrid instrument is not measured at fair value with unrealized gains and losses reported in earnings, these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.
Impairment of debt securities - In determining whether an unrealized loss on debt securities classified as available-for-sale is other-than-temporary, IFC considers all relevant information including the length of time and the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.
Debt securities in the investment portfolio classified as available-for-sale are assessed for impairment each quarter. When impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, or (2) it is more likely than not that IFC will be required to sell the security before recovery. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has a credit loss, the impairment charge will be separated into the credit loss component, which is recognized in net income, and the remainder which is recorded in other comprehensive income. The impaired value becomes the new amortized cost basis of the debt security. Subsequent fair value increases and decreases in the fair value of debt securities, if not an additional other-than-temporary impairment, are included in other comprehensive income.
The difference between the new amortized cost basis of debt securities for which an other-than-temporary impairment has been recognized in net income and the cash flows expected to be collected is accreted to interest income using the effective yield method. Significant subsequent increases in the expected or actual cash flows previously expected are recognized as a prospective adjustment of the yield.
Guarantees - IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt security issuances and loan obligations. As part of these financial guarantee facilities, IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the “inception” of the guarantee. Guarantees are regarded as called when IFC’s obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (i) the stand-ready obligation to perform and (ii) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the consolidated balance sheet.
Designations of retained earnings - IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Directors.
Expenditures resulting from such designations are recorded as expenses in IFC’s consolidated statement of operations in the year in which they are incurred and reduces the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient.
Liquid asset portfolio - The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements and receivable for cash collateral pledged, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges. IFC’s liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto and student loan-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations.

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Securities and related derivative instruments within IFC’s liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.
IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and as cash equivalents in the consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within three months of acquisition generally when the original maturities for such instruments are under three months (or in some cases are under six months when the time deposit is optionally redeemable within three months). Time deposits with maturities greater than three months and therefore not considered cash equivalents as of June 30, 2020 and 2019, total $2,009 million and $4,727 million, respectively, and are included in the “Change in trading securities and time deposits with maturities greater than three months” line in the consolidated statements of cash flows.
Repurchase, resale and securities lending agreements - Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price. Securities lending agreements are similar to repurchase agreements except that the securities loaned are securities that IFC has received as collateral under unrelated agreements and allowed by contract to rehypothecate. Amounts due under securities lending agreements are included in securities sold under repurchase agreements and payable for cash collateral received on the consolidated balance sheet.
It is IFC’s policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.
Repurchase, resale and securities lending agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.
Borrowings - To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. In managing the currency exposure inherent in borrowing in a variety of currencies, generally, IFC either simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions or utilizes liquid asset portfolio or debt investments denominated in the same currency to economically hedge changes in the fair value of certain borrowings. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings. Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.
Substantially all borrowings are carried at fair value under the Fair Value Option. All changes in the fair value of such borrowings through June 30, 2018 were reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” in the consolidated statement of operations. Effective July 1, 2018, in accordance with ASU 2016-01, the change in the fair value of these borrowings resulting from changes in instrument-specific credit risk is reported in other comprehensive income, while the remaining change in fair value is reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” in the consolidated statement of operations.
Risk management and use of derivative instruments - IFC enters into transactions in various derivative instruments primarily for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management. There are no derivatives designated as accounting hedges.
All derivative instruments are recorded on the consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets or liabilities unless the hybrid instrument is accounted for at fair value with any changes in fair value reported in income. The fair value at inception of such embedded derivatives is excluded from the carrying amount of the host contracts on the consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio are recorded in net unrealized gains and losses on non-trading financial instruments accounted for at fair value. The risk management policy for each of IFC’s principal business activities and the accounting policies particular to them are described below.
Lending activities IFC’s policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. Changes in fair value of all derivatives associated with these activities are reported in net income in ”Net unrealized gains and losses on non-trading

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financial instruments accounted for at fair value,” in the consolidated statements of operations. Realized gains and losses associated with these activities are reported in “Income from loans and guarantees, including realized gains and losses on loans and associated derivatives.
Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC’s loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in net income in "Net unrealized gains and losses on non-trading financial instruments accounted for at fair value", in the consolidated statements of operations.” Realized gains and losses associated with these activities are reported in “Other Income”, in the consolidated statements of operations.
Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries’ capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC generally uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert certain of such borrowings into variable rate US dollar obligations, consistent with IFC’s matched funding policy. IFC elects to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument, liquid asset portfolio investment or debt investment is used to create an economic hedge. Changes in the fair value of such borrowings and the associated derivatives are reported in "Net unrealized gains and losses on non-trading financial instruments accounted for at fair value" in the consolidated statements of operations. Realized gains and losses associated with these activities are reported in “Charges on borrowings”, in the consolidated statements of operations.
Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars or by utilizing market borrowings denominated in the same currency to economically hedge changes in the fair value of certain liquid asset portfolio investments. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in "Income from liquid asset trading activities" in the consolidated statements of operations.
Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases of currency. Interest rate risk arising from mismatches due to write-downs, prepayments and reschedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.
IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements with its derivative market counterparties governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if the credit exposure to one of the parties to the agreement, on a mark-to-market basis, exceeds a specified level, that party must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return, or rights to receive, cash collateral associated with these master-netting agreements. Changes in fair value of all derivatives associated with these activities are reported in net income in ”Net unrealized gains and losses on non-trading financial instruments accounted for at fair value,” in the consolidated statements of operations. Realized gains and losses associated with these activities are reported in “Other income”, in the consolidated statements of operations.
Loan participations - IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC’s consolidated balance sheet. All other loan participations are accounted for as secured borrowings; the participated loans are included in loans on IFC’s consolidated balance sheets, with the related secured borrowings included in payables and other liabilities on IFC’s consolidated balance sheets.
Advisory services - Funding received for IFC advisory services from governments and other donors are recognized as contribution revenue when the conditions on which they depend are substantially met. Advisory services expenses are recognized in the period incurred. Advisory client fees and administration fees are recognized as income when earned. See Notes S and U.
Pension and other postretirement benefits - IBRD sponsors a Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that are defined benefit plans and cover substantially all of its staff members as well as the staff of IFC and of MIGA.

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The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.
In accordance with ASU 2017-07, the service cost component of the net periodic benefit costs allocated to IFC is included in “Administrative expenses” in the consolidated statement of operations. The remaining components of the net periodic benefit costs allocated to IFC are included in “Other” in the consolidated statement of operations. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.
Recently adopted accounting standards - In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASU 2014-09). ASU 2014-09 replaces most existing revenue recognition guidance by establishing a single recognition model for revenue arising from contracts with customers to deliver goods and services and requires additional disclosure regarding those revenues - it does not change current accounting guidance for derivative contracts, investments in and transfers of financial instruments or guarantees. In March 2016, the FASB issued ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net), that amends ASU 2014-09’s principal-versus-agent guidance. It requires a reporting entity to evaluate whether it is a principal or agent for each specified good or service in a contract with a customer and clarifies the application of the related indicators in accordance with ASU 2014-09’s control principle. IFC adopted ASU 2016-08 and ASU 2014-09 effective July 1, 2018 with no material impact on IFC’s financial statements.
In January 2016, the FASB issued ASU 2016-01. ASU 2016-01 requires all investments in equity securities to be accounted for at fair value through net income (except investments accounted for under the equity method and those that result in consolidation of the investee), and separate presentation in other comprehensive income (OCI) of the portion of the total change in fair value resulting from a change in the instrument-specific credit risk when the entity has elected to measure a liability at fair value under the FVO. Given the magnitude of its investments in equity securities and the inherent volatility of prices for equity securities, the adoption of ASU 2016-01 introduced and will continue to cause a significant volatility in IFC’s reported net earnings. IFC adopted this ASU on July 1, 2018 by means of a cumulative-effect adjustment to the consolidated balance sheet, and a summary of the impact is listed below:

Increase (decrease)	Cumulative effect of adoption of ASU 2016-01, effective July 1, 2018 (US$ millions)
	Equity investments	Accumulated other comprehensive income	Retained earnings	Total Capital
Recognizing cumulative unrealized gains on equity securities that were previously accounted for at cost less impairment	$1,433	$—	$1,433	$1,433
Reclassifying cumulative unrealized gains on equity securities previously classified as available-for-sale	—	(1,402)	1,402	—
Recognizing the fair value of other equity-related financial instruments	80	—	80	80
Reclassifying cumulative gains on borrowings measured at fair value under FVO due to changes in Instrument specific credit risk	—	43	(43)	—
Total	$1,513	$(1,359)	$2,872	$1,513
In February 2016, the FASB issued ASU 2016-02, Leases (ASU 2016-02). ASU 2016-02 introduced a new accounting model that resulted in lessees recording most leases on the balance sheet. IFC adopted ASU 2016-02 effective July 1, 2019 with no material impact on IFC’s financial statements.
In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (ASU 2016-05). In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-08). ASU 2016-15 and ASU 2016-18 clarify guidance in ASC 230. IFC adopted ASU 2016-15 and ASU 2016-18 effective July 1, 2018 with no material impact on IFC’s financial statements.
In March 2017, the FASB issued ASU 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (ASU 2017-07). ASU 2017-07 requires an entity to report the service cost component of net periodic benefit costs in the same line item as other compensation costs. The other components of net periodic benefit cost are required to be presented in the statement of operations separately from the service cost component, and are not eligible for capitalization. For IFC, this ASU became effective from the quarter ended September 30, 2018. Given the immateriality of the amounts subject to reclassification under the ASU, IFC has applied the requirements prospectively from the quarter ended September 30, 2018.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

In March 2017, the FASB issued ASU 2017-08, Premium Amortization on Purchased Callable Debt Securities (ASU 2017-08). ASU 2017-08 shortens the amortization period for certain investments in callable debt securities purchased at a premium by requiring the premium to be amortized to the earliest call date. IFC adopted ASU 2017-08 effective July 1, 2019 with no material impact on IFC’s financial statements.
In June 2018, the FASB issued ASU 2018-08, Clarifying the Scope and Accounting Guidance for Contributions made and Contributions Received (ASU 2018-08).  ASU 2018-08 provides guidance to assist entities in evaluating whether transactions are contributions and whether a contribution is conditional. For contributions received, ASU 2018-08 is effective for annual periods beginning after June 15, 2018, including interim periods within those annual periods (which is the year ended June 30, 2019 for IFC). For contributions paid, ASU 2018-08 is effective for annual periods beginning after December 15, 2018, including interim periods within those annual periods (which is the year ended June 30, 2020 for IFC). IFC adopted ASU 2018-08 effective July 1, 2018 and July 1, 2019 for contributions received and contributions paid, respectively, with no material impact on IFC’s financial statements.
FASB has confirmed the interagency guidance from the Federal Reserve and the Federal Deposit Insurance Corporation that short-term modifications made on a good faith basis in response to COVID-19 to borrowers who were current prior to any relief, are not considered TDRs. During FY20 Q4, IFC implemented a COVID-19 related loan modification program which meets the interagency guidance. IFC adopted this guidance with no material impact on IFC’s financial statements.
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The ASU provides temporary optional expedients and exceptions to the US GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burden of the expected market transition from LIBOR and other interbank offered rates. To be eligible for the optional expedients, modifications of contractual terms that change (or have the potential to change) the amount or timing of contractual cash flows must be related to replacement of a reference rate. The amendments in this ASU are effective upon issuance of ASU for all entities and can be implemented any time before December 31, 2022. IFC adopted the standard effective June 30, 2020 and the adoption did not have a material impact on IFC’s financial statements.
Accounting standards and regulations under evaluation
In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (ASU 2016-13). ASU 2016-13 requires the measurement of estimated credit losses on financial instruments and unfunded commitments measured at amortized cost held at the balance sheet date, based on historical loss experience, current conditions, and reasonable and supportable forecasts of future economic conditions. Contrary to the incurred impairment loss accounting model currently in place, this forward-looking approach is intended to result in the immediate recognition of all estimated credit losses expected to occur over the remaining life of the instruments. The resulting allowance for current expected credit losses reduces the amortized cost basis of a financial asset to an amount expected to be collected.
IFC will use a probability of default and loss given default approach in estimating expected credit losses. The forecast of economic variables will be credit loss drivers that produce a macro-economic response estimate of loss over a three-year period that IFC deems to be reasonable and supportable. Subsequently,  IFC will revert to longer term historical loss experience to estimate expected credit losses over the remaining contractual life. ASU 2016-13 also modified the accounting for available-for-sale debt securities whereby credit losses will be recorded through an allowance for credit losses rather than a write-down to the security’s cost basis, which allows for reversals of credit losses when estimated credit losses decline.
Upon adoption of ASU 2016-13 on July 1, 2020, IFC currently expects to recognize a total increase in the reserve against losses for loans (a contra-asset) and a reserve against losses for unfunded commitments (a liability) of approximately $0.2 billion, with a one-time cumulative effect adjustment that decreases retained earnings by the same amount. The increase in reserve against losses for loans is primarily related to the reserve on unfunded commitments (not required under the current incurred loss model) and the difference between the loss emergence period currently utilized, as compared to estimating lifetime credit losses as required by ASU 2016-13. IFC anticipates that the impact to the allowance for credit losses for available-for-sale debt securities, will not be material, upon adoption of ASU 2016-13.
In August 2018, the FASB issued ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13). ASU 2018-13 amends the fair value disclosure requirements to include: (a) the amount of gain or loss for the period included in other comprehensive income attributable to fair value changes in Level 3 assets or liabilities, and (b) for Level 3 fair value measurements, the range and weighted average used to develop significant unobservable inputs and the method of calculating the weighted average. Existing fair value disclosure requirements eliminated by ASU 2018-13 include: (a) the amounts and reasons for transfers between Level 1 and Level 2 fair value measurements, and (b) the policy for determining when transfers between fair value measurement Levels occur. ASU 2018-13 modifies existing fair value disclosure requirements by (a) requiring a narrative description of the uncertainty of fair value measurements from the use of significant unobservable inputs if those inputs reasonable could have been different at reporting date, and (b) requiring disclosure of the estimate of the timing of liquidation events for investments measured using the Net Asset Value practical expedient only if such information has been communicated to the investor or announced publicly by the investee. ASU 2018-13 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2019 (which is the quarter ending September 30, 2020 for IFC). Early adoption is permitted. The amendments that result in additional requirements and the narrative

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

description with respect to uncertainty must be applied prospectively. All other amendments must be retrospectively applied to all periods presented. IFC is currently evaluating the impact of ASU 2018-13.
In August 2018, the FASB issued ASU 2018-14, Changes to the Disclosure Requirements for Defined Benefit Plans (ASU 2018-14). ASU 2018-14 amends the disclosure requirements for defined benefit pension and other postretirement benefit plans. The added disclosures include the weighted-average interest crediting rates used in the reporting entity’s cash balance pension plans and a narrative description for the reasons for significant gains or losses affecting the benefit obligation and any other significant changes in the benefit obligations or plan assets during the period that are not otherwise apparent in the other required disclosures. The disclosures removed include, among other things, the amounts in accumulated other comprehensive income expected to be recognized as part of net periodic benefit costs over the next year and the effects of a one-percent change in the assumed health care costs on service cost, interest cost, and the postretirement benefit obligation. ASU 2018-14 is effective for fiscal years ending after December 15, 2020 (which is the quarter ending September 30, 2021 for IFC). Earlier adoption is permitted. IFC is currently evaluating the impact of ASU 2018-14.
In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract (ASU 2018-15). ASU 2018-15 amends ASC 350-40 to address a customer’s accounting for implementation costs incurred in a cloud computing arrangement that is a service contract. ASU 2018-15 is effective for fiscal years ending after December 15, 2019 (which is the quarter ending September 30, 2020 for IFC). ASU 2018-15 is not expected to have a material impact on IFC’s financial statements.
In October 2018, the FASB issued ASU 2018-17, Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities (ASU 2018-17). ASU 2018-17 amends the guidance for how a decision maker or service provider must determine whether its fee is a variable interest in a VIE when a related party also has an interest in the VIE. Under the amendment, the decision maker must consider interests held be its related parties on a proportionate basis when determining if such interests could absorb more than an insignificant amount of the VIE’s variability. Current guidance requires the decision maker to consider such interests in their entirety. ASU 2018-17 is effective for annual periods (and interim periods within those annual periods) beginning after December 15, 2019 (which is the quarter ending September 30, 2020 for IFC). ASU 2018-17 is not expected to have a material impact on IFC’s financial statements.
In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments (ASU 2019-04). ASU 2019-04 amends its standards on Derivatives and Hedging, and Financial Instruments to address implementation issues. With respect to Hedge Accounting, the amendments address partial-term fair value hedges and fair value hedge basis adjustments. The amendment to the Hedging standard has the same effective date as the original standard (that is quarter ending September 30, 2019 for IFC). The amendments to Financial Instruments recognition and measurement guidance are effective for fiscal years beginning after December 15, 2019 (which is the quarter ending September 30, 2020 for IFC). The amendments to the Derivatives and Hedging standards do not impact IFC because IFC does not utilize accounting hedges. IFC is currently evaluating the impact of the Financial Instruments standard.
In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) - Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments on the interactions between Topic 321 and Topic 323 clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. These amendments do not impact IFC because IFC has elected an FVO for direct equity investments which give IFC significant influence, which in the absence of FVO, would have to be accounted for under equity method. The amendments on the interactions between Topic 323 and Topic 815, clarify that an entity should not consider whether, upon the settlement of a nonderivative forward contract or exercise of a nonderivative purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. The impact of this amendment is not expected to be material for IFC, because IFC is already accounting for non-derivative contracts on equity securities in accordance with ASC 321. ASU 2020-01 is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2020 (which is the quarter ending September 30, 2021 for IFC).
In February 2020, the FASB issued ASU 2020-02, Leases (Topic 842) Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2020-02). ASU 2020-02 was effective upon its issuance. ASU 2020-02 extends the effective date for Topic 842 Leases (Topic 842) for certain public entities. This extension is not relevant for IFC because IFC has already implemented Topic 842.
In March 2020, the FASB issued ASU 2020-03, Codification Improvements to Financial Instruments (ASU 2020-03) as part of its ongoing project for improving the Codification or correcting its unintended application. The items addressed in that project generally are not expected to have a significant effect on current accounting practice or create a significant administrative cost for most entities. The amendments ASU 2020-03 are similar to those items and are therefore not expected to have a material impact on IFC.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B - SCOPE OF CONSOLIDATION

IFC managed AMC Funds
Effective January 31, 2020, IFC Asset Management Company, LLC (AMC) was merged into IFC. IFC, as the successor to AMC, has assumed all the assets, rights, liabilities and obligations of AMC. IFC continues the operations of the AMC as a division, which is to mobilize capital from outside IFC’s traditional investor pool and manage third-party capital.
As of the date of the merger, AMC’s cash, receivables and other assets were $45 million, equity investments were less than $0.5 million, and payables and other liabilities were $7 million. Until the merger, AMC had been consolidated into IFC’s financial statements. AMC’s assets and liabilities that had been consolidated into IFC’s financial statements at June 30, 2019 are shown in the following table (US$ millions):

June 30, 2019
Cash, receivables and other assets	$49
Equity investments	—
Payables and other liabilities	2
* Less than $0.5 million.
As a result of the consolidation of AMC prior to January 31, 2020, amounts included in IFC’s consolidated statements of operations for the years ended June 30, 2020, June 30, 2019 and June 30, 2018 comprise (US$ millions):

	2020*	2019	2018
Other income	$31	$64	$80
Other expenses	14	25	24

*Income and expenses reported until AMC merged with IFC on January 31, 2020.
At June 30, 2020, IFC managed twelve funds (collectively referred to as the AMC Funds), none of which requires consolidation by IFC. All AMC Funds are investment companies and are required to report their investment assets at fair value through net income. IFC’s Investments in AMC Funds are accounted at fair value. IFC's ownership interests in these AMC Funds are shown in the following table:

AMC Funds	IFC’s ownership interest
IFC Capitalization (Equity) Fund, L.P.	61%*
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, LP	20%
Africa Capitalization Fund, Ltd.	—
IFC Catalyst Funds	18%**
IFC Global Infrastructure Fund, LP	17%
China-Mexico Fund, LP	—
IFC Financial Institutions Growth Fund, LP	30%
IFC Global Emerging Markets Fund of Funds	19%***
IFC Middle East and North Africa Fund, LP	37%
Women Entrepreneurs Debt Fund, LP	26%
IFC Emerging Asia Fund, LP	22%
* By virtue of certain rights granted to non-IFC limited partner interests, IFC does not control or consolidate this fund.
** The ownership interest of 18% reflects IFC’s ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which is comprised of IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have an ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.
*** The ownership interest of 19% reflects IFC’s ownership interest taking into consideration the current committed amounts for the IFC Global Emerging Markets Fund of Funds, which are comprised of IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP. IFC does not have an ownership interest in the IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE B – SCOPE OF CONSOLIDATION (continued)

Other Consolidated entities
In August 2015, IFC created a special purpose vehicle, IFC Sukuk Company, to facilitate a $100 million Sukuk under IFC’s borrowings program. The Sukuk is scheduled to mature in September 2020. IFC Sukuk Company is a VIE and has been consolidated into these consolidated financial statements because IFC is the VIE’s primary beneficiary. The collective impact of this and other entities consolidated into these consolidated financial statements under the VIE or voting interest model is insignificant.
NOTE C – LIQUID ASSET PORTFOLIO
Income from liquid asset trading activities
Income from liquid asset trading activities for the years ended June 30, 2020, June 30, 2019 and June 30, 2018 comprises (US$ millions):

	2020	2019	2018
Interest income, net	$686	$775	$664
Net gains and losses on trading activities (realized and unrealized)	353	516	107
Total income from liquid asset trading activities	$1,039	$1,291	$771
Net gains and losses on trading activities comprise net losses on asset-backed and mortgage-backed securities of $31 million for the year ended June 30, 2020 ($21 million net losses - year ended June 30, 2019; $27 million net losses – year ended June 30, 2018) and net gains on other trading securities of $384 million for the year ended June 30, 2020 ($537 million net gains - year ended June 30, 2019; $134 million net gains - year ended June 30, 2018).
The annualized rate of return on the liquid asset trading portfolio, calculated as total income from the liquid asset trading activities divided by fair value average daily balance of total trading securities, during the year ended June 30, 2020, was 3.4% (4.4% - year ended June 30, 2019; 2.6% - year ended June 30, 2018). After the effect of associated derivative instruments, the liquid asset portfolio generally reprices within one year.
Composition of liquid asset portfolio
The composition of IFC’s liquid asset portfolio included in the consolidated balance sheet captions is as follows (US$ millions):

	June 30, 2020	June 30, 2019
Assets
Cash and due from banks	$128	$790
Time deposits	14,218	17,500
Trading securities	30,217	28,526
Securities purchased under resale agreements and receivable for cash collateral pledged	1,221	1,862
Derivative assets	230	154
Receivables and other assets:
Receivables from unsettled security trades	831	499
Accrued interest income on time deposits and securities	133	153
Accrued income on derivative instruments	19	36
Total assets	46,997	49,520
Liabilities
Securities sold under repurchase agreements and payable for cash collateral received	4,591	8,454
Derivative liabilities	333	358
Payables and other liabilities:
Payables for purchase of securities	1,236	960
Accrued charges on derivative instruments	46	35
Total liabilities	6,206	9,807
Total net liquid asset portfolio	$40,791	$39,713

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C – LIQUID ASSET PORTFOLIO (continued)

The liquid asset portfolio is denominated primarily in US dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-US dollar securities into US dollar securities, represent 1.0% of the portfolio at June 30, 2020 (0.9% - June 30, 2019).
Trading securities comprises

	Year ended June 30, 2020	At June 30, 2020
	Fair value average daily balance (US$ million)	Fair value (US$ millions)	Weighted average contractual maturity (years)
Government, agency and government-sponsored agency obligations	$21,052	$21,146	1.7
Asset-backed securities	5,983	5,123	14.5
Corporate securities	3,925	3,948	0.7
Money market funds	—	—	n/a
Total trading securities	$30,960	$30,217

	Year ended June 30, 2019	At June 30, 2019
	Fair value average daily balance (US$ million)	Fair value (US$ millions)	Weighted average contractual maturity (years)
Government, agency and government-sponsored agency obligations	$16,633	$18,614	2.0
Asset-backed securities	5,520	5,045	18.1
Corporate securities	6,978	4,716	0.9
Money market funds	118	151	n/a
Total trading securities	$29,249	$28,526

The expected maturity of the asset-backed securities may be significantly shorter than the contractual maturity, as reported above, due to prepayment features.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D - INVESTMENTS

The carrying amount of investments at June 30, 2020 and June 30, 2019 comprises (US$ millions):

	June 30, 2020	June 30, 2019
Loans
Loans at amortized cost	$24,795	$24,297
Less: Reserve against losses on loans	(1,648)	(1,191)
Loans at amortized cost less reserve against losses	23,147	23,106
Loans accounted for at fair value under the Fair Value Option
(outstanding principal balance $1,113 at June 30, 2020, $968 - June 30, 2019)	955	877
Total loans	24,102	23,983
Equity investments
Equity investments accounted for at fair value*
(cost $11,744 at June 30, 2020, $12,885 - June 30, 2019)	10,370 **	13,130 **
Total equity investments	10,370	13,130
Debt securities
Debt securities accounted for at fair value as available-for-sale
(amortized cost $3,862 at June 30, 2020, $4,495 - June 30, 2019)	3,687	4,488
Debt securities accounted for at fair value under the Fair Value Option
(amortized cost $2,925 at June 30, 2020, $1,784 - June 30, 2019)	2,979	1,861
Total debt securities	6,666	6,349
Total carrying amount of investments	$41,138	$43,462

* Equity investments at fair value as of June 30, 2020 are comprised of investments in common or preferred shares of $6,433 million ($8,910 million as of June 30, 2019), equity interests in private equity funds of $3,777 million ($4,191 million as of June 30, 2019), and equity-related options and other financial instruments of $160 million ($29 million as of June 30, 2019).
** Includes $4 million and $17 million for June 30, 2020 and June 30, 2019 of equity investments primarily accounted for under the cost recovery method. As the recovery of invested capital is uncertain, the fair value measurement is not applicable to these investments.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE D - INVESTMENTS (continued)

The distribution of the investment portfolio by geographical region and by industry sector and a reconciliation of total disbursed portfolio to carrying amount of investments is as follows (US$ millions):

	June 30, 2020				June 30, 2019
Sector	Loans	Equity investments	Debt securities	Total	Loans	Equity investments	Debt securities	Total
Asia
Manufacturing, agribusiness and services	$1,812	$1,314	$421	$3,547	$1,795	$1,248	$347	$3,390
Financial markets	3,541	1,361	2,095	6,997	3,253	1,464	2,085	6,802
Infrastructure and natural resources	1,970	707	309	2,986	2,260	771	213	3,244
Disruptive technologies and funds	7	1,048	101	1,156	6	946	131	1,083
Total Asia	7,330	4,430	2,926	14,686	7,314	4,429	2,776	14,519
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	1,723	782	221	2,726	1,845	1,016	233	3,094
Financial markets	1,419	926	1,494	3,839	1,553	1,171	1,605	4,329
Infrastructure and natural resources	1,828	589	261	2,678	1,990	881	239	3,110
Disruptive technologies and funds	—	375	—	375	—	394	—	394
Total Europe, Middle East and North Africa	4,970	2,672	1,976	9,618	5,388	3,462	2,077	10,927
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	3,057	890	26	3,973	2,923	865	56	3,844
Financial markets	4,408	733	917	6,058	4,063	809	696	5,568
Infrastructure and natural resources	3,559	1,062	121	4,742	3,921	1,199	92	5,212
Disruptive technologies and funds	—	929	8	937	2	881	8	891
Total Sub-Saharan Africa, Latin America and Caribbean	11,024	3,614	1,072	15,710	10,909	3,754	852	15,515
Other
Manufacturing, agribusiness and services	696	154	—	850	664	155	—	819
Financial markets	1,881	421	514	2,816	862	478	491	1,831
Infrastructure and natural resources	135	31	—	166	194	27	10	231
Disruptive technologies and funds	—	463	—	463	69	624	—	693
Total Other	2,712	1,069	514	4,295	1,789	1,284	501	3,574
Total disbursed investment portfolio	$26,036	$11,785	$6,488	$44,309	$25,400	$12,929	$6,206	$44,535
Reserve against losses on loans	(1,648)	—	—	(1,648)	(1,191)	—	—	(1,191)
Unamortized deferred loan origination fees, net and other	(128)	—	—	(128)	(133)	—	—	(133)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets	—	(37)	—	(37)	(2)	(39)	—	(41)
Adjustments to disbursed investment portfolio	—	—	—	—	—	(2)	(24)	(26)
Unrealized losses on equity investments held by consolidated VIEs	—	(4)	—	(4)	—	(3)	—	(3)
Unrealized gains on investments accounted for at fair value as available-for-sale	—	—	123	123	—	—	89	89
Unrealized gains (losses) on investments accounted for under the fair value option	(158)	(1,374)	55	(1,477)	(91)	245	78	232
Carrying amount of investments	$24,102	$10,370	$6,666	$41,138	$23,983	$13,130	$6,349	$43,462

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES

Loans
Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives for the years ended June 30, 2020, June 30, 2019 and June 30, 2018 comprise the following (US$ millions):

	2020	2019	2018
Interest income	$1,398	$1,626	$1,274
Commitment fees	36	40	41
Other financial fees	88	68	81
Realized gains (losses) on loans, guarantees and associated derivatives	(12)	40	(19)
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$1,510	$1,774	$1,377
The currency composition and average contractual rate of the disbursed loan portfolio are summarized below:

	June 30, 2020		June 30, 2019
	Amount (US$ millions)	Average contractual rate (%)	Amount (US$ millions)	Average contractual rate (%)
US dollar	$19,311	4.0	$18,219	6.0
Euro	2,239	3.2	2,492	3.1
Brazilian real	760	6.1	855	8.6
Chinese renminbi	750	5.0	675	5.7
Indian rupee	644	8.6	760	9.3
Indonesian rupiah	362	8.0	221	8.5
Mexican peso	346	7.8	369	10.6
Colombian peso	273	7.7	272	7.9
South African rand	253	8.0	357	10.3
Philippine peso	197	7.3	211	7.2
Hong Kong dollar	114	3.0	95	2.9
Turkish lira	106	13.6	73	24.4
New Romanian lei	98	4.0	169	5.6
Georgian lari	82	12.4	21	11.1
Kazakhstan tenge	79	15.5	100	16.5
Tanzania shillings	60	12.6	39	13.7
Other currencies
OECD currencies	33	5.2	28	5.9
Non-OECD currencies	329	12.1	444	12.8
Total disbursed loan portfolio	$26,036	4.6	$25,400	6.3
After the effect of interest rate swaps and currency swaps, IFC’s loans are principally denominated in variable rate US dollars.
Loans in all currencies are repayable during the years ending June 30, 2021 through June 30, 2025 and thereafter, as follows (US$ millions):

	2021	2022	2023	2024	2025	Thereafter	Total
Fixed rate loans	$1,095	$788	$473	$525	$1,008	$1,163	$5,052
Variable rate loans	3,724	3,824	3,230	2,805	2,596	4,805	20,984
Total disbursed loan portfolio	$4,819	$4,612	$3,703	$3,330	$3,604	$5,968	$26,036
At June 30, 2020, 19% of the disbursed loan portfolio consisted of fixed rate loans (19% - June 30, 2019), while the remainder was at variable rates. At June 30, 2020, the disbursed loan portfolio included $156 million of loans serving as collateral under secured borrowing arrangements ($195 million - June 30, 2019).
IFC’s disbursed variable rate loans generally reprice within one year.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

Reserve against losses on loans and provision for losses on loans
Reserves against losses as of June 30, 2020 reflects credit risk assessments as of June 30, 2020. The assessment of level of reserves against losses also carried a heightened degree of uncertainty and judgment in incorporating the impact of COVID-19.  In evaluating the appropriateness of IFC’s reserves against losses on loans at June 30, 2020, IFC has considered the impact of COVID-19 largely through its rating system that classifies its loans according to credit worthiness and risk.  In light of COVID-19, many of the credit risk ratings of individual loans deteriorated at June 30, 2020 when compared to June 30, 2019 reflecting general credit considerations and specific COVID-19 related considerations.  As a result, IFC has reported higher provisions for losses in the year ended June 30, 2020 which included a qualitative overlay general provision of $63 million considered necessary to reflect the impact of COVID-19.
Changes in the reserve against losses on loans for the years ended June 30, 2020, June 30, 2019 and June 30, 2018, as well as the related recorded investment in loans evaluated for impairment individually (specific reserves) and on a pool basis (portfolio reserves) respectively, are summarized below (US$ millions):

	Year ended June 30, 2020
	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$580	$611	$1,191
Provision (release of provision) for losses on loans, net	375	252	627
Write-offs	(155)	—	(155)
Recoveries of previously written-off loans	3	—	3
Foreign currency transaction adjustments	(11)	(18)	(29)
Other adjustments*	12	(1)	11
Ending balance	$804	$844	$1,648
Related recorded investment in loans at June 30, 2020 evaluated for impairment**	$24,795	$23,046	$24,795
Recorded investment in loans with specific reserves	$1,749

	Year ended June 30, 2019
	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$651	$642	$1,293
Provision (release of provision) for losses on loans, net	105	(28)	77
Write-offs	(221)	—	(221)
Recoveries of previously written-off loans	34	—	34
Foreign currency transaction adjustments	(2)	(3)	(5)
Other adjustments*	13	—	13
Ending balance	$580	$611	$1,191
Related recorded investment in loans at June 30, 2019 evaluated for impairment**	$24,297	$23,057	$24,297
Recorded investment in loans with specific reserves	$1,240

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

	Year ended June 30, 2018
	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$841	$642	$1,483
Provision (release of provision) for losses on loans, net	82	2	84
Write-offs	(304)	—	(304)
Recoveries of previously written-off loans	19	—	19
Foreign currency transaction adjustments	(2)	(3)	(5)
Other adjustments*	15	1	16
Ending balance	$651	$642	$1,293
Related recorded investment in loans at June 30, 2018 evaluated for impairment**	$23,975	$22,717	$23,975
Recorded investment in loans with specific reserves	$1,258
*    Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.

**	IFC individually evaluates all loans for impairment. Portfolio reserves are established for losses incurred, but not specifically identifiable, on loans for which no specific reserve is established.
Reserve for losses on guarantees, accrued interest and other receivables and provision for losses on guarantees and other receivables
Changes in the reserve against losses on guarantees for the years ended June 30, 2020, June 30, 2019 and June 30, 2018, are summarized below (US$ millions):

	2020	2019	2018
Beginning balance	$25	$15	$12
Provision (release of provision) for losses on guarantees	4	10	3
Ending balance	$29	$25	$15
Changes in the reserve against losses on other receivables and accrued interest for the years ended June 30, 2020, June 30, 2019 and June 30, 2018, are summarized below (US$ millions):

	2020	2019	2018
Beginning balance	$8	$8	$8
Provision (release of provision) for losses on other receivables and accrued interest	7	—	3
Write-offs	—	—	(2)
Foreign currency transaction adjustments	—	—	(1)
Ending balance	$15	$8	$8
* Less than $0.5 million.
Impaired loans
The average recorded investment and the recorded investment in loans at amortized cost that are impaired with specific reserves at June 30, 2020 and June 30, 2019 are as follows (US$ millions):

	June 30, 2020	June 30, 2019
Average recorded investment in loans at amortized cost that are impaired with specific reserves	$1,839	$1,294
Recorded investment in loans at amortized cost that are impaired with specific reserves	1,749	1,240

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

Loans at amortized cost that are impaired with specific reserves are summarized by geographic region and industry sector as follows (US$ millions):

	As of June 30, 2020				For the year ended June 30, 2020
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Asia
Manufacturing, agribusiness and services	$109	$178	$59	$115	$2
Financial markets	76	80	48	78	1
Infrastructure and natural resources**	83	152	40	96	7
Total Asia	268	410	147	289	10
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	217	251	70	238	6
Financial markets	161	161	101	163	8
Infrastructure and natural resources**	261	379	110	276	12
Total Europe, Middle East and North Africa	639	791	281	677	26
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	385	411	187	391	12
Financial markets	46	87	17	51	4
Infrastructure and natural resources**	411	454	172	431	21
Total Sub-Saharan Africa, Latin America and Caribbean	842	952	376	873	37
Other
Manufacturing, agribusiness and services	—	15	—	—	—
Total Other	—	15	—	—	—
Total	$1,749	$2,168	$804	$1,839	$73

* Less than $0.5 million.
** Effective FY20, Telecom, Media and Technology (TMT) has been grouped in Infrastructure and natural resources resulting from an organizational change.

	As of June 30, 2020				For the year ended June 30, 2020
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Loans at amortized cost that are impaired with no specific reserves (US$ millions)	$198	$198	$—	$218	$12

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

	As of June 30, 2019				For the year ended June 30, 2019
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Asia
Manufacturing, agribusiness and services	$71	$190	$33	$83	$2
Financial markets	48	53	23	47	3
Infrastructure and natural resources**	106	174	52	112	1
Total Asia	225	417	108	242	6
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	201	224	79	200	6
Financial markets	1	1	1	1	—
Infrastructure and natural resources**	213	315	110	259	8
Total Europe, Middle East and North Africa	415	540	190	460	14
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	238	266	91	227	6
Financial markets	13	46	9	17	1
Infrastructure and natural resources**	349	396	182	348	14
Total Sub-Saharan Africa, Latin America and Caribbean	600	708	282	592	21
Other
Manufacturing, agribusiness and services	—	15	—	—	—
Disruptive technologies and funds**	—	—	—	—	—
Total Other	—	15	—	—	—
Total	$1,240	$1,680	$580	$1,294	$41
* Less than $0.5 million.
** Effective FY20, Telecom, Media and Technology (TMT) has been grouped in Infrastructure and natural resources resulting from an organizational change, and Venture capital and funds(VCF) has evolved into Disruptive Technologies and Funds (CDF).

	As of June 30, 2019				For the year ended June 30, 2019
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Loans at amortized cost that are impaired with no specific reserves (US$ millions)	$177	$177	$—	$190	$17

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

Nonaccruing loans
Loans on which the accrual of interest has been discontinued amounted to $1,714 million at June 30, 2020 ($1,280 million – June 30, 2019). The interest income on such loans for the years ended June 30, 2020, June 30, 2019 and June 30, 2018 is summarized as follows (US$ millions):

	2020	2019	2018
Interest income not recognized on nonaccruing loans	$153	$135	$201
Interest income recognized on loans in nonaccrual status related to current and prior years, on cash basis	$70	$56	$48

The recorded investment in nonaccruing loans at June 30, 2020 and June 30, 2019 summarized by geographic region and industry sector as follows (US$ millions):

	June 30, 2020
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources***	Disruptive technologies and funds***	Total recorded investment in non-accruing loans
Asia	$90	$132	$84	$—	$306
Europe, Middle East and North Africa	161	179	251	—	591
Sub-Saharan Africa, Latin America and Caribbean	435	36	402	—	873
Other	—	—	—	—	—
Total disbursed loans	$686	$347	$737	$—	$1,770	**

	June 30, 2019
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources***	Disruptive technologies and funds***	Total recorded investment in non-accruing loans
Asia	$54	$82	$120	$—	$256
Europe, Middle East and North Africa	128	1	271	—	400
Sub-Saharan Africa, Latin America and Caribbean	359	23	292	—	674
Other	—	—	1	—	1
Total disbursed loans	$541	$106	$684	$—	$1,331	**
* Less than $0.5 million.
** Includes $56 million reported as debt securities on the Balance Sheet as of June 30, 2020 ($51 million - June 30, 2019).
*** Effective FY20, Telecom, Media and Technology (TMT) has been grouped in Infrastructure and natural resources resulting from an organizational change, and Venture capital and funds (VCF) has evolved into Disruptive Technologies and Funds (CDF).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

Past due loans
An age analysis, based on contractual terms, of IFC’s loans at amortized cost by geographic region and industry sector follows (US$ millions):

	June 30, 2020
	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total past due	Current	Total loans
Asia
Manufacturing, agribusiness and services	$2	$—	$64	$66	$1,720	$1,786
Financial markets	—	16	35	51	3,444	3,495
Infrastructure and natural resources**	—	—	83	83	1,729	1,812
Total Asia	2	16	182	200	6,893	7,093
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	—	—	128	128	1,582	1,710
Financial markets	—	38	1	39	1,380	1,419
Infrastructure and natural resources**	134	—	84	218	1,395	1,613
Total Europe, Middle East and North Africa	134	38	213	385	4,357	4,742
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	75	—	338	413	2,551	2,964
Financial markets	—	—	4	4	4,000	4,004
Infrastructure and natural resources**	101	—	59	160	3,321	3,481
Disruptive technologies and funds**	—	—	—	—	—	—
Total Sub-Saharan Africa, Latin America and Caribbean	176	—	401	577	9,872	10,449
Other
Manufacturing, agribusiness and services	—	—	—	—	679	679
Financial markets	—	—	—	—	1,825	1,825
Infrastructure and natural resources**	—	—	—	—	135	135
Total Other	—	—	—	—	2,639	2,639
Total disbursed loans at amortized cost	$312	$54	$796	$1,162	$23,761	$24,923
Unamortized deferred loan origination fees, net and other						(128)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						—
Recorded investment in loans at amortized cost						$24,795
At June 30, 2020, loans 90 days or greater past due still accruing were insignificant.
* Less than $0.5 million.
** Effective FY20, Telecom, Media and Technology (TMT) has been grouped in Infrastructure and natural resources resulting from an organizational change, and Venture capital and funds (VCF) has evolved into Disruptive Technologies and Funds (CDF).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2019
	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total past due	Current	Total loans
Asia
Manufacturing, agribusiness and services	$—	$—	$38	$38	$1,698	$1,736
Financial markets	—	26	—	26	3,178	3,204
Infrastructure and natural resources**	—	—	106	106	1,991	2,097
Total Asia	—	26	144	170	6,867	7,037
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	—	—	85	85	1,732	1,817
Financial markets	—	—	1	1	1,554	1,555
Infrastructure and natural resources**	—	—	96	96	1,575	1,671
Total Europe, Middle East and North Africa	—	—	182	182	4,861	5,043
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	8	2	251	261	2,546	2,807
Financial markets	—	—	6	6	3,989	3,995
Infrastructure and natural resources**	3	—	91	94	3,743	3,837
Total Sub-Saharan Africa, Latin America and Caribbean	11	2	348	361	10,278	10,639
Other
Manufacturing, agribusiness and services	—	—	—	—	665	665
Financial markets	—	—	—	—	854	854
Infrastructure and natural resources**	—	—	—	—	194	194
Disruptive technologies and funds**	—	—	—	—	—	—
Total Other	—	—	—	—	1,713	1,713
Total disbursed loans at amortized cost	$11	$28	$674	$713	$23,719	$24,432
Unamortized deferred loan origination fees, net and other						(133)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(2)
Recorded investment in loans at amortized cost						$24,297
At June 30, 2019, loans 90 days or greater past due still accruing were insignificant.
* Less than $0.5 million.
** Effective FY20, Telecom, Media and Technology (TMT) has been grouped in Infrastructure and natural resources resulting from an organizational change, and Venture capital and funds (VCF) has evolved into Disruptive Technologies and Funds (CDF).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

Loan Credit Quality Indicators
IFC utilizes a rating system to classify loans according to credit worthiness and risk. A description of each credit rating and categorization in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself under the rating system follows:

Credit Risk Rating	Indicative External Rating	Category	Description
CR-1	AAA, AA+, AA, AA-	Very Strong	An obligor rated CR-1 is the highest rating assigned by IFC. The obligor's ability to meet its financial obligations is very strong.
CR-2	A+, A, A-	Strong
An obligor rated CR-2 is slightly more susceptible to the negative effects of changes in circumstances and economic conditions than obligors rated CR-1. The obligor's ability to meet its financial obligations remains strong.

CR-3	BBB+	Adequate	An obligor rated CR-3 exhibits an adequate financial profile, even though at a weaker level than "CR-1" and "CR-2."
CR-4	BBB
An obligor rated CR-4 exhibits an adequate financial profile. However, adverse economic conditions or changing circumstances are more likely to lead to a deterioration of the obligor’s ability to meet its financial obligations.

CR-5	BBB-
An obligor rated CR-5, as the lowest of the investment grade ratings, exhibits an adequate financial profile. However, adverse economic conditions and/or changing circumstances are more likely to lead to a weaker financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-6	BB+	Moderate	An obligor rated CR-6, as the first non-investment grade rating, is less vulnerable to default than other non-investment obligors.
CR-7	BB
An obligor rated CR-7 can face major uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-8	BB-
An obligor rated CR-8 faces major ongoing uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-9	B+	Weak
An obligor rated CR-9 is less vulnerable to default than obligors rated 'CR-10’ or ‘CR-11'. Significantly negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.

CR-10	B
An obligor rated CR-10 is more vulnerable to default than obligors rated 'CR-9’ but the obligor still has the capacity to meet its financial obligations. Negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.

CR-11	B-
An obligor rated CR-11 is more vulnerable to default than obligors rated 'CR-9’ or ‘CR-10’. The obligor still has the capacity to meet its obligations but slightly negative business, financial, or economic conditions are more likely to weaken the obligor's financial profile and ability to meet its financial obligations than a company rated CR-10.

CR-12	CCC+	Very Weak/Special Attention
An obligor rated CR-12 faces significant challenges. While such obligors will likely have some positive characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. The obligor is dependent upon favorable business, financial, and economic conditions to meet its financial obligations.

CR-13	CCC	Very Weak/Substandard
An obligor rated CR-13 is currently vulnerable to default, and is dependent upon significantly favorable business, financial, and economic conditions to meet its financial obligations. In the event of negative business, financial, or economic conditions, the obligor is not likely to meet its financial obligations and rescheduling and/or restructuring is likely to be required.

CR-14	CCC-	Extremely Weak/Doubtful
An obligor rated CR-14 is highly vulnerable to default. It is highly likely that a rescheduling and/or restructuring are required without which a default under IFC’s accounting definition would ensue. In some cases, even though default has not occurred yet, cash flow may be insufficient to service debt in full.

CR-15	Worse than CCC- and D	Imminent Default /Default	An obligor rated CR-15 is currently extremely vulnerable to nonpayment and there are indications that the next payment will not be made before meeting IFC’s accounting definition of default.
D			An obligor rated D is in payment default according to IFC’s accounting definition of default.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

A summary of IFC’s disbursed loans at amortized cost by credit quality indicator effective June 30, 2020 and June 30, 2019 respectively, as well as by industry sector and geographic region follows (US$ millions):

	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Total disbursed loans at amortized cost at June 30, 2020	$38	$891	$3,457	$7,475	$8,862	$1,355	$699	$952	$1,194	$24,923
Total disbursed loans at amortized cost at June 30, 2019	$52	$825	$3,626	$9,020	$8,885	$227	$563	$296	$938	$24,432

June 30, 2020
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Asia	$—	$165	$1,541	$2,411	$2,303	$218	$143	$124	$188	$7,093
Europe, Middle East and North Africa	—	317	415	1,209	1,778	223	143	296	361	4,742
Sub-Saharan Africa, Latin America and Caribbean	—	408	1,268	2,683	3,586	914	413	532	645	10,449
Other	38	1	233	1,172	1,195	—	—	—	—	2,639
Total geographic region	$38	$891	$3,457	$7,475	$8,862	$1,355	$699	$952	$1,194	$24,923

June 30, 2020
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$38	$576	$1,175	$2,419	$1,358	$684	$179	$162	$548	$7,139
Financial markets	—	39	1,752	4,377	4,066	174	80	174	81	10,743
Infrastructure and natural resources**	—	276	530	679	3,438	497	440	616	565	7,041
Disruptive technologies and funds**	—	—	—	—	—	—	—	—	—	—
Total industry sector	$38	$891	$3,457	$7,475	$8,862	$1,355	$699	$952	$1,194	$24,923
* Less than $0.5 million.
** Effective FY20, Telecom, Media and Technology (TMT) has been grouped in Infrastructure and natural resources resulting from an organizational change, and Venture capital and funds (VCF) has evolved into Disruptive Technologies and Funds (CDF).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

June 30, 2019
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Asia	$—	$158	$1,511	$2,719	$2,357	$31	$101	$16	$144	$7,037
Europe, Middle East and North Africa	—	334	514	1,662	1,909	100	107	88	329	5,043
Sub-Saharan Africa, Latin America and Caribbean	—	330	1,332	3,521	4,348	96	355	192	465	10,639
Other	52	3	269	1,118	271	—	—	—	—	1,713
Total geographic region	$52	$825	$3,626	$9,020	$8,885	$227	$563	$296	$938	$24,432

June 30, 2019
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$52	$452	$1,333	$2,646	$1,701	$107	$226	$109	$399	$7,025
Financial markets	—	24	1,780	4,852	2,874	13	51	1	13	9,608
Infrastructure and natural resources**	—	349	513	1,522	4,310	107	286	186	526	7,799
Disruptive technologies and funds**	—	—	—	—	—	—	—	—	—	—
Total industry sector	$52	$825	$3,626	$9,020	$8,885	$227	$563	$296	$938	$24,432
* Less than $0.5 million.
** Effective FY20, Telecom, Media and Technology (TMT) has been grouped in Infrastructure and natural resources resulting from an organizational change, and Venture capital and funds (VCF) has evolved into Disruptive Technologies and Funds (CDF).
Loan modifications, including past due amounts capitalized and written off, during the year ended June 30, 2020 considered troubled debt restructurings totaled $417 million ($307 million – year ended June 30, 2019). There was one loan that defaulted during the year ended June 30, 2020 that had been modified in a troubled debt restructuring within 12 months prior to the date of default with an outstanding balance of $4 million (two loans defaulted during the year ended June 30, 2019, with an outstanding balance of $42 million).
Guarantees
IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC’s guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at June 30, 2020 totaled $4,445 million ($4,017 million – June 30, 2019). Guarantees of $3,900 million that were outstanding (i.e., not called) at June 30, 2020 ($2,899 million – June 30, 2019), were not included in loans on IFC’s consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE F – DEBT SECURITIES

Income from debt securities, including realized gains and losses on debt securities and associated derivatives for the years ended June 30, 2020, June 30, 2019 and June 30, 2018 comprise the following (US$ millions):

	2020	2019		2018
Interest income	$337	$362		$306
Dividends	—	6		3
Realized gains on debt securities and associated derivatives	24	5		93
Other-than-temporary impairments	(130)	(247	)*	(39)
Total income from debt securities, including realized gains on debt securities and associated derivatives	$231	$126		$363
* Includes impairments of available-for-sale debt securities of $238 million for the year ended June 30, 2019 to write down cumulative foreign exchange losses due to significant currency depreciation, as IFC considers the foreign exchange losses associated with those debt securities as other-than-temporary.
Debt securities accounted for as available-for-sale at June 30, 2020 and June 30, 2019 comprise (US$ millions):

June 30, 2020
	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Fair value
Corporate debt securities	$3,190	$91	$(67)	$(265)	$2,949
Preferred shares	70	81	(2)	—	149
Asset-backed securities	602	20	—	(33)	589
Total	$3,862	$192	$(69)	$(298)	$3,687

June 30, 2019
	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Fair value
Corporate debt securities	$3,686	$104	$(98)	$(93)	$3,599
Preferred shares	117	101	(1)	—	217
Asset-backed securities	692	—	(17)	(3)	672
Total	$4,495	$205	$(116)	$(96)	$4,488
The following table shows the unrealized losses and fair value of debt securities at June 30, 2020 and June 30, 2019 by length of time that individual securities had been in a continuous loss position where the fair value of securities declined below their cost basis (US$ millions):

June 30, 2020
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$168	$(27)	$415	$(40)	$583	$(67)
Preferred shares	1	(1)	1	(1)	2	(2)
Asset-backed securities	—	—	—	—	—	—
Total	$169	$(28)	$416	$(41)	$585	$(69)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE F – DEBT SECURITIES (continued)

June 30, 2019
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$301	$(25)	$893	$(73)	$1,194	$(98)
Preferred shares	—	—	8	(1)	8	(1)
Asset-backed securities	—	—	107	(17)	107	(17)
Total	$301	$(25)	$1,008	$(91)	$1,309	$(116)
Corporate debt securities comprise investments in bonds and notes. Fair value associated with corporate debt securities is primarily attributable to movements in the credit default swap spread curve applicable to the issuer, and also impacted by movements in the risk-free rates and foreign currency exchange rates. Based upon IFC’s assessment of expected credit losses, IFC has determined that the issuer is expected to make all contractual principal and interest payments. Accordingly, IFC expects to recover the cost basis of these securities.
Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC’s assessment of the expected credit losses, IFC expects to recover the cost basis of these securities.
Debt securities with contractual maturities that are accounted for as available-for-sale have contractual maturities during the years ending June 30, 2021 through June 30, 2025 and thereafter, as follows (US$ millions):

	2021	2022	2023	2024	2025	Thereafter	Total
Corporate debt securities	$496	$395	$455	$304	$551	$724	$2,925
Asset-backed securities	38	72	108	245	70	36	569
Total disbursed portfolio of debt securities with contractual maturities	$534	$467	$563	$549	$621	$760	$3,494
The expected maturity of asset-backed securities may differ from the contractual maturity, as reported above, due to prepayment features. In addition, IFC has $70 million of redeemable preferred shares and other debt securities with undefined maturities ($117 million - June 30, 2019).
The currency composition and average contractual rate of debt securities with contractual maturities that are accounted for as available-for-sale are summarized below:

	June 30, 2020		June 30, 2019
	Amount (US$ millions)	Average contractual rate (%)	Amount (US$ millions)	Average contractual rate (%)
Indian rupee	1,251	8.4	1,505	8.4
US dollar	936	3.8	1,240	5.1
Euro	705	3.3	759	3.2
Turkish lira	248	13.8	307	13.2
Colombian peso	225	5.0	301	6.8
Swiss franc	40	2.0	39	2.0
South African rand	31	11.3	41	11.3
Chilean peso	25	7.6	30	7.7
Vietnamese dong	15	6.0	15	6.0
Mexican peso	11	10.9	20	13.7
Other currencies	7	6.0	49	9.5
Total disbursed portfolio of debt securities with contractual maturities	$3,494	6.2	$4,306	6.8
After the effect of interest rate swaps and currency swaps, IFC’s debt securities with contractual maturities that are accounted for as available-for-sale are principally denominated in variable rate US dollars.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE F – DEBT SECURITIES (continued)

Nonaccruing debt securities
Debt securities on which the accrual of interest has been discontinued amounted to $56 million at June 30, 2020 ($51 million – June 30, 2019). The interest income on such debt securities for the year ended June 30, 2020, June 30, 2019 and June 30, 2018 is summarized as follows (US$ millions):

	2020	2019	2018
Interest income not recognized on nonaccruing debt securities	$9	$4	$1
Interest income recognized on debt securities in nonaccrual status related to current and prior years, on a cash basis	$7	$1	$—
* Less than $0.5 million.
NOTE G – EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES
Income from equity investments and associated derivatives for the years ended June 30, 2020, June 30, 2019 and June 30, 2018 comprises the following (US$ millions):

	2020	2019	2018
Unrealized (losses) gains on equity investments and associated derivatives*	$(1,603)	$(918)	$17
Realized gains on equity investments and associated derivatives, net	$363	$425	$992
(Losses) gains on equity investments and associated derivatives, net	$(1,240)	$(493)	$1,009
Dividends	158	238	282
Other-than-temporary impairments:
Equity investments at cost less impairment	—	—	(264)
Equity investments available-for-sale	—	—	(182)
Total other-than-temporary impairments	—	—	(446)
Custody, fees and other	15	2	8
Total (loss) income from equity investments and associated derivatives	$(1,067)	$(253)	$853
* Including unrealized gains and losses related to equity securities still held at June 30, 2020 - net losses of $1,159 million for the year ended June 30, 2020.
Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. The fair values of these funds have been determined using the net asset value of IFC’s ownership interest in partners’ capital as a practical expedient and totaled $3,777 million as of June 30, 2020 ($4,191 million - June 30, 2019). These investments cannot be redeemed. Instead distributions are received through the liquidation of the underlying assets of the funds. IFC estimates that the underlying assets of the funds will be liquidated over five to eight years. As of June 30, 2020, the maximum unfunded commitments subject to capital calls for these funds are $1,347 million ($1,121 million - June 30, 2019). As of June 30, 2020, IFC invested $565 million ($840 million - June 30, 2019) as a limited partner in funds managed by AMC. The sale of IFC’s limited partner interests in these funds needs prior consent from the other limited partners.
NOTE H – INVESTMENT TRANSACTIONS COMMITTED BUT NOT DISBURSED OR UTILIZED
Loan, equity and debt security commitments signed but not yet disbursed, and guarantee and client risk management facilities signed but not yet utilized are summarized below (US$ millions):

	June 30, 2020	June 30, 2019
Investment transactions committed but not disbursed:
Loans, equity investments and debt securities	$10,034	$9,195
Investment transactions committed but not utilized:
Guarantees	545	1,118
Client risk management facilities	191	150
Total investment transactions committed but not disbursed or utilized	$10,770	$10,463
The disbursements of investment transactions committed but not disbursed or utilized are generally subject to fulfillment of conditions of disbursement.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I - LOAN PARTICIPATIONS

Loan participations signed as commitments for which disbursement has not yet been made and loan participations disbursed and outstanding which are serviced by IFC for participants are as follows (US$ millions):

	June 30, 2020	June 30, 2019
Loan participations signed as commitments but not disbursed	$1,419	$1,504
Loan participations disbursed and outstanding which are serviced by IFC	$7,878	$8,166
NOTE J – RECEIVABLES AND OTHER ASSETS
Receivables and other assets are summarized below (US$ millions):

	June 30, 2020	June 30, 2019
Receivables from unsettled security trades	$831	$499
Accrued income on derivative instruments	556	704
Accrued interest income on loans	294	352
Accrued interest income on time deposits and securities	133	153
Fixed assets	1,211	1,167
Less: Accumulated depreciation	(664)	(615)
Fixed assets, net	547	552
Deferred charges and other assets	1,786	1,594
Total receivables and other assets	$4,147	$3,854

INTERNATIONAL FINANCE CORPORATION	Page 95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE K – BORROWINGS

Market borrowings and associated derivatives
IFC's borrowings outstanding from market sources and currency and interest rate swaps, net of unamortized issue premiums and discounts, are summarized below:

	June 30, 2020
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation
	Amount (US$ millions)	Weighted average rate (%)	Amount (US$ millions)	Weighted average rate (%)	Notional amount (US$ millions)	Weighted average rate (%)	Amount (US$ millions)	Weighted average rate (%)
US dollar	$24,350	1.7	$27,158	0.9	$24,983	1.0	$51,613	0.9
	—	—	—	—	(24,878)	(1.7)	—	—
Australian dollar	7,687	3.3	(7,687)	3.3	—	—	—	—
	—	—	—	—	—	—	—	—
Mexican peso	3,324	7.6	(3,324)	7.7	—	—	—	—
Pounds sterling	3,024	1.2	(3,024)	1.2	—	—	—	—
New Turkish lira	2,112	11.8	(2,075)	12.0	—	—	37	0.5
Japanese yen	1,785	1.7	(1,785)	1.7	—	—	—	—
Swedish kronor	1,785	0.6	(1,785)	0.6	—	—	—	—
Indian rupee	1,422	6.6	—	—	—	—	1,422	6.6
New Zealand dollar	1,316	2.5	(1,316)	2.5	—	—	—	—
Brazilian real	1,154	4.7	(1,154)	4.7	—	—	—	—
Canadian dollar	914	1.8	(914)	1.8	—	—	—	—
Euro	849	2.2	(849)	2.2	—	—	—	—
South African rand	748	6.6	(748)	7.3	—	—	—	—
Russian ruble	730	5.8	(730)	5.8	—	—	—	—
Chinese renminbi	325	2.6	(325)	2.6	—	—	—	—
Norwegian kroner	240	2.5	(240)	2.5	—	—	—	—
Kazakhstan tenge	203	9.6	(180)	9.7	—	—	23	8.3
Indonesian rupiah	140	8.0	—	—	—	—	140	8.0
Peruvian Soles nuevo	95	2.7	(95)	2.7	—	—	—	—
Philippine peso	86	6.3	—	—	—	—	86	6.3
Colombian peso	84	4.9	(84)	4.9	—	—	—	—
Ukraine hrivnya	72	15.1	(61)	15.4	—	—	11	13.6
Georgian lari	65	9.4	—	—	—	—	65	9.4
Peso uruguayo	49	12.0	(49)	12.0	—	—	—	—
New Romanian lei	44	2.7	(32)	2.7	—	—	12	2.7
Costa Rican colon	44	6.6	(34)	6.0	—	—	10	8.4
Hong Kong dollar	39	2.2	(39)	2.2	—	—	—	—
Uzbekistan sum	29	9.3	(28)	9.3	—	—	1	8.9
Nigerian naira	28	7.9	(28)	7.9	—	—	—	—
Chilean peso	24	2.8	(24)	2.8	—	—	—	—
Czech koruna	23	1.1	(23)	1.1	—	—	—	—
Botswana pula	22	3.3	—	—	—	—	22	3.3
New Ghanaian cedi	21	13.1	(21)	13.1	—	—	—	—
Bangladeshi taka	19	6.7	—	—	—	—	19	6.7
Namibia dollar	10	9.8	—	—	—	—	10	9.8
Dominican peso	7	7.7	(4)	7.1	—	—	3	8.5
New Serbian dinar	1	3.8	—	—	—	—	1	3.8
Principal at face value	$52,870		$500		$105		$53,475	1.1
Short-term borrowings from market and other sources	2,994
	55,864
Unamortized discounts, net	(2,456)
Total market borrowings	53,408
Fair value adjustments	1,457
Carrying amount of market borrowings	$54,865

INTERNATIONAL FINANCE CORPORATION	Page 96

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE K – BORROWINGS (continued)

	June 30, 2019
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation
	Amount (US$ millions)	Weighted average rate (%)	Amount (US$ millions)	Weighted average rate (%)	Notional amount (US$ millions)	Weighted average rate (%)	Amount (US$ millions)	Weighted average rate (%)
US dollar	$25,137	2.3	$26,083	2.5	$25,940	2.7	$51,301	2.6
					(25,859)	(2.3)
Australian dollar	7,910	3.5	(7,910)	3.5	—	—	—	—
					—	—
Mexican peso	4,272	7.7	(4,272)	7.7	—	—	—	—
Turkish lira	2,868	11.8	(2,825)	12.0	—	—	43	0.8
Japanese yen	2,406	3.1	(2,406)	3.1	—	—	—	—
Pounds sterling	2,208	1.3	(2,208)	1.4	—	—	—	—
Indian rupee	1,582	6.6	—	—	—	—	1,582	6.6
Brazilian real	1,528	4.8	(1,528)	4.8	—	—	—	—
New Zealand dollar	1,501	3.3	(1,501)	3.3	—	—	—	—
Russian ruble	1,024	6.9	(1,024)	6.9	—	—	—	—
Euro	800	2.3	(800)	2.3	—	—	—	—
Swedish kronor	666	1.0	(666)	1.0	—	—	—	—
South African rand	513	5.8	(513)	7.2	—	—	—	—
Canadian dollar	382	2.4	(382)	2.4	—	—	—	—
Chinese renminbi	380	3.4	(234)	3.5	—	—	146	3.1
Indonesian rupiah	142	8.0	—	—	—	—	142	8.0
New Romanian lei	133	2.9	(105)	2.7	—	—	28	3.4
Hong Kong dollar	128	1.6	(128)	1.6	—	—	—	—
Kazakhstan tenge	105	8.6	(78)	8.7	—	—	27	8.3
Peruvian Soles nuevo	91	2.6	(91)	2.6	—	—	—	—
Philippine peso	90	6.3	—	—	—	—	90	6.3
Colombian peso	83	5.1	(83)	5.1	—	—	—	—
Peso uruguayo	82	11.4	(82)	11.4	—	—	—	—
Ukraine hrivnya	66	15.3	(52)	15.8	—	—	14	13.6
Uzbekistan sum	56	9.5	(41)	9.6	—	—	15	9.5
Georgian lari	38	8.0	—	—	—	—	38	8.0
Chilean peso	32	2.7	(32)	2.7	—	—	—	—
Nigerian naira	26	8.7	(26)	8.7	—	—	—	—
Costa Rican colon	26	7.0	(16)	6.1	—	—	10	8.4
Botswana pula	24	4.0	—	—	—	—	24	4.0
New Ghanaian cedi	23	9.7	(23)	9.7	—	—	—	—
Namibia dollar	13	9.8	—	—	—	—	13	9.8
Polish zloty	7	1.3	(7)	1.3	—	—	—	—
Dominican peso	4	8.7	—	—	—	—	4	8.7
New Serbian dinar	3	3.8	—	—	—	—	3	3.8
Principal at face value	$54,349		$(950)		$81		$53,480	2.8
Short-term borrowings from market and other sources	2,207
	56,556
Unamortized discounts, net	(3,127)
Total market borrowings	53,429
Fair value adjustments	(14)
Carrying amount of market borrowings	$53,415

INTERNATIONAL FINANCE CORPORATION	Page 97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE K – BORROWINGS (continued)

The net currency obligations not fully hedged by borrowings related swaps have generally been invested and/or on-lent to clients in such currencies.
The weighted average remaining maturity of IFC’s borrowings from market sources was 7.4 years at June 30, 2020 (8.2 years - June 30, 2019).
Charges on borrowings for the year ended June 30, 2020 include $13 million of interest expense on secured borrowings ($16 million – year ended June 30, 2019 and $6 million – year ended June 30, 2018) and is net of $7 million of gains on buybacks of market borrowings ($1 million – year ended June 30, 2019; $2 million - year ended June 30, 2018).
The net nominal amount payable from currency swaps of $500 million and the net notional amount payable from interest rate swaps of $105 million at June 30, 2020 (receivable of $950 million from currency swaps and payable of $81 million from interest rate swaps - June 30, 2019), shown in the above table, are represented by currency and interest rate swap assets at fair value of $1,624 million and currency and interest rate swap liabilities at fair value of $2,867 million ($896 million and $2,858 million - June 30, 2019), included in derivative assets and derivative liabilities, respectively, on the consolidated balance sheet.
Short-term market borrowings
IFC’s short-term Discount Note Program has maturities ranging from overnight to one year. The amount outstanding under the program at June 30, 2020 is $2,994 million ($2,207 million - June 30, 2019). Charges on borrowings for the year ended June 30, 2020, include $39 million in respect of this program ($63 million - June 30, 2019 and $38 million – June 30, 2018).
Borrowings from IDA
Borrowings outstanding from IDA are summarized below:

	June 30, 2020
	IDA Borrowings		Interest rate swap notional principal payable (receivable)		Net currency obligation
	Principal amount (US$ millions)	Weighted average cost (%)	Notional amount (US$ millions)	Weighted average cost (%)	Notional amount (US$ millions)	Weighted average cost (%)
US dollar	$597	1.8	$597	0.3	$597	0.3
			(597)	(1.8)
Total IDA borrowings outstanding	$597		$—		$597	0.3
Fair value adjustments	24
Carrying amount of IDA borrowings	$621

	June 30, 2019
	IDA Borrowings		Interest rate swap notional principal payable (receivable)		Net currency obligation
	Principal amount (US$ millions)	Weighted average cost (%)	Notional amount (US$ millions)	Weighted average cost (%)	Notional amount (US$ millions)	Weighted average cost (%)
US dollar	$721	1.8	$721	1.9	$721	1.9
			(721)	(1.8)
Total IDA borrowings outstanding	$721		$—		$721	1.9
Fair value adjustments	(4)
Carrying amount of IDA borrowings	$717
The weighted average remaining maturity of borrowings from IDA was 3.6 years at June 30, 2020 (3.9 years - June 30, 2019). Charges on borrowings for the year ended June 30, 2020, includes $12 million ($14 million - year ended June 30, 2019; $17 million - year ended June 30, 2018) in respect of borrowings from IDA.

INTERNATIONAL FINANCE CORPORATION	Page 98

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE K – BORROWINGS (continued)

Maturity of borrowings
The principal amounts repayable on borrowings outstanding in all currencies during the years ending June 30, 2021, through June 30, 2025, and thereafter are summarized below (US$ millions):

	2021	2022	2023	2024	2025	Thereafter	Total
Borrowings from market sources	$10,871	$7,868	$7,512	$5,086	$7,879	$13,654	$52,870
Short-term borrowings from market and other sources	2,994	—	—	—	—	—	2,994
Borrowings from IDA	125	114	96	77	61	124	597
Total borrowings, gross	$13,990	$7,982	$7,608	$5,163	$7,940	$13,778	$56,461
Unamortized discounts, net							(2,456)
Fair value adjustments							1,481
Carrying amount of borrowings							$55,486
After the effect of interest rate and currency swaps, IFC’s borrowings generally reprice within one year.
NOTE L – PAYABLES AND OTHER LIABILITIES
Payables and other liabilities are summarized below (US$ millions):

	June 30, 2020	June 30, 2019
Liabilities under retirement benefit plans	$1,981	$967
Accounts payable, accrued expenses and other liabilities	1,810	1,753
Payables for unsettled security trades	1,236	960
Accrued charges on borrowings	579	623
Accrued charges on derivative instruments	320	516
Secured borrowings & short sold securities	156	195
Deferred income	76	87
Total payables and other liabilities	$6,158	$5,101
NOTE M – CAPITAL TRANSACTIONS
Following the Spring Meetings in April 2018, a financing package was endorsed by the Board of Governors that included a three-step capital raising process: conversion of a portion of retained earnings into paid-in capital, a Selective Capital Increase (SCI) and a General Capital Increase (GCI) that would provide up to $5.5 billion in additional paid-in capital.  The SCI and GCI Resolutions were adopted and became effective on April 16, 2020 and the subscription process was formally launched on April 22, 2020. The member countries may subscribe to the increased authorized capital stock as per the SCI and GCI not later than three years from the date of effectiveness of the increase in the authorized capital stock. The member countries shall make payment of the subscription price of shares subscribed for all such shares at any time or for some such shares from time to time prior to April 15, 2023 for SCI and prior April 15, 2025 for GCI.
The authorized capital stock was increased by the creation of 16,999,998 additional shares each having a par value of $1,000 after converting a portion of the retained earnings into paid-in capital. The authorized capital stock was increased by 919,998 and 4,579,995 shares of capital stock each having a par value of $1,000 as per the SCI and GCI respectively. The authorized capital stock as on June 30, 2020 consists of 25,079,991 shares of $1,000 par value each (2,580,000 shares at June 30, 2019).
During the year ended June 30, 2020, nine countries subscribed a total of $799 million (GCI of $621 million and SCI of $178 million). As of June 30, 2020, no payment was received. Subsequent to June 30,2020, total capital worth $525 million was subscribed by five countries and total payment of $57 million was received from three countries. For the year ended June 30, 2019, $0.5 million was subscribed and paid by a new member country (no shares were subscribed or paid by member countries during the year ended June 30, 2018).
Under IFC’s Articles of Agreement, in the event a member withdraws from IFC, IFC and the member may negotiate on the repurchase of the member’s capital stock on such terms as may be appropriate under the circumstances. Such agreement may provide, among other things, for a final settlement of all obligations of the member to IFC. If such an agreement is not made within six months after the member withdraws or such other time as IFC and the member may agree, the repurchase price of the member’s capital stock shall be the value thereof shown by the books of IFC on the day when the member withdraws. The repurchase of capital stock is subject to certain conditions including payments in installments, at such times and in such available currency or currencies as IFC reasonably determines, taking into account the financial position of IFC. IFC’s Articles of Agreement also provide for the withdrawing member to repay losses on loans and equity investments in excess of reserves provided on the date of withdrawal.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N – OTHER INCOME
Other income for the years ended June 30, 2020, June 30, 2019 and June 30, 2018 comprise the following (US$ millions):

	June 30, 2020	June 30, 2019	June 30, 2018
Income from AMC consolidated entities*	$31	$64	$80
Other reimbursable arrangements	24	25	26
Fees collected from clients	18	23	22
Investment gain on PEBP assets	11	24	25
Others	53	48	18
Total Other Income	$137	$184	$171
* Income reported until AMC merged with IFC on January 31, 2020.
NOTE O – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME
Designated retained earnings
The components of designated retained earnings and related expenditures are summarized below (US$ millions):

	Grants to IDA	Advisory Services	Creating Markets Advisory Window	Performance-based Grants	SME Ventures for IDA countries	Total Designated Retained Earnings
At June 30, 2017	$—	$99	$—	$8	$18	$125
Year ended June 30, 2018
Designations of retained earnings	80	40	85	—	—	205
Reallocation of prior year designations	—	(49)	49	—	—	—
Expenditures against designated retained earnings	(80)	(44)	(12)	(3)	(1)	(140)
At June 30, 2018	$—	$46	$122	$5	$17	$190
Year ended June 30, 2019
Designations of retained earnings	115	45	70	—	—	230
Expenditures against designated retained earnings	—	(25)	(26)	(2)	(1)	(54)
At June 30, 2019	$115	$66	$166	$3	$16	$366
Year ended June 30, 2020
Designations of retained earnings	98	24	—	—	—	122
Expenditures against designated retained earnings	—	(21)	(31)	(2)	(1)	(55)
At June 30, 2020	$213	$69	$135	$1	$15	$433
On August 8, 2019, the Board of Directors approved a designation of $24 million of IFC’s retained earnings for Advisory Services, and, subject to the conditions detailed on page 24, a designation of $98 million of IFC’s retained earnings for grants to IDA. These designations were noted with approval by the Board of Governors on October 18, 2019.
IFC did not recognize expenditures against designations for grants to IDA in FY19 from FY18 designation and the transfer was deferred to FY20 due to IFC's net loss for the nine months ended March 31, 2019 in accordance with the Board of Directors approved framework for designations.
IFC did not recognize expenditures against designations for grants to IDA in FY20 from FY18 and FY19 designations, and both transfers were deferred to FY21, due to IFC's net loss for the nine months ended March 31, 2020.

INTERNATIONAL FINANCE CORPORATION	Page 100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE O – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME (continued)

Accumulated other comprehensive loss
The components of accumulated other comprehensive loss at June 30, 2020 and June 30, 2019 are summarized as follows (US$ millions):

	June 30, 2020	June 30, 2019
Net unrealized losses on available-for-sale debt securities	$(175)	$(7)
Net unrealized gains on borrowings at fair value under the fair value option due to changes in instrument-specific credit risk	419	131
Unrecognized net actuarial losses and unrecognized prior service costs on benefit plans	(2,228)	(1,356)
Total accumulated other comprehensive loss	$(1,984)	$(1,232)

NOTE P – NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value for the years ended June 30, 2020, June 30, 2019 and June 30, 2018 comprise (US$ millions):

	2020	2019	2018
Unrealized gains and losses on loans, debt securities and associated derivatives:
Unrealized (losses) gains on loans and associated derivatives	$(302)	$(209)	$108
Unrealized (losses) gains on debt securities and associated derivatives	(121)	6	73
Total net unrealized (losses) gains on loans, debt securities and associated derivatives	(423)	(203)	181
Unrealized gains and losses on borrowings from market, IDA and associated derivatives:
Unrealized gains and losses on market borrowings accounted for at fair value:
Credit spread component*	—	—	(278)
Interest rate, foreign exchange and other components	(1,690)	(1,452)	1,353
Total unrealized (losses) gains on market borrowings	(1,690)	(1,452)	1,075
Unrealized gains (losses) on derivatives associated with market borrowings	1,501	1,469	(1,189)
Unrealized (losses) gains on borrowings from IDA accounted for at fair value	(29)	(32)	21
Total net unrealized (losses) on borrowings from market, IDA and associated derivatives	(218)	(15)	(93)
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$(641)	$(218)	$88
* As discussed in Note A, “Summary of significant accounting and related policies”, effective July 1, 2018, the portion of the change in fair value of borrowings under the FVO resulting from the change of IFC’s own credit risk is recorded in other comprehensive income. In prior periods, these amounts were recognized in net income.
Market borrowings economically hedged with financial instruments, including derivatives, accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to movements in IFC's own credit risk spread, foreign currency exchange risk premiums and accrued interest balances. The magnitude and direction (gain or loss) can be volatile from period to period but they do not alter the timing of cash flows on market borrowings. Changes in the fair value of borrowings resulting from changes in IFC’s own credit risk spread are recorded through other comprehensive income whereas changes in fair value due to other factors, and all fair value changes on hedging derivatives, are accounted through earnings.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE Q – DERIVATIVES

As discussed in Note A, “Summary of significant accounting and related policies”, IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC Topic 815. Note A describes IFC’s risk management and use of derivative instruments.
The fair value of derivative instrument assets and liabilities by risk type at June 30, 2020 and June 30, 2019 is summarized as follows (US$ millions):

Consolidated Balance Sheet location	June 30, 2020	June 30, 2019
Derivative assets
Interest rate	$1,366	$505
Foreign exchange	176	93
Interest rate and currency	2,577	2,097
Equity	153	161
Credit and other	42	—
Total derivative assets	$4,314	$2,856
Derivative liabilities
Interest rate	$1,052	$699
Foreign exchange	123	189
Interest rate and currency	3,185	3,065
Equity	4	11
Credit and other	19	—
Total derivative liabilities	$4,383	$3,964

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE Q – DERIVATIVES (continued)

The effect of derivative instrument contracts on the consolidated statement of operations for the years ended June 30, 2020, June 30, 2019 and June 30, 2018 is summarized as follows (US$ millions):

Derivative risk category	Consolidated Statement of Operations location	2020	2019	2018
Interest rate	Loss from loans and guarantees, including realized gains and losses on loans and associated derivatives	$(6)	$—	$(3)
	(Loss) income from debt securities, including realized gains and losses on debt securities and associated derivatives	(3)	5	4
	Loss from liquid asset trading activities	(201)	(88)	(2)
	Charges on borrowings	41	(65)	101
	Other income	22	22	(6)
	Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	594	659	(478)
Foreign exchange	Income from liquid asset trading activities	656	306	158
	Foreign currency transaction losses on non-trading activities	(5)	(320)	(182)
	Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	—	(2)	1
Interest rate and currency	Loss from loans and guarantees, including realized gains and losses on loans and associated derivatives	(81)	(71)	(147)
	Loss from debt securities, including realized gains and losses on debt securities and associated derivatives	(31)	(4)	(31)
	Income from liquid asset trading activities	204	191	139
	Charges on borrowings	639	535	731
	Foreign currency transaction losses on non-trading activities	(818)	(474)	(1,071)
	Other income	3	2	—
	Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	565	549	(507)
Equity	Income (loss) from equity investments and associated derivatives	14	(64)	4
	Income (loss) from loans and guarantees, including realized gains and losses on loans and associated derivatives	—	39	(10)
	Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(14)	(5)	9
Other derivative contracts	Net unrealized gains on non-trading financial instruments accounted for at fair value	23	—	—
	Total	$1,602	$1,215	$(1,290)
The income related to each derivative risk category includes realized and unrealized gains and losses.
At June 30, 2020, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $50,683 million ($51,273 million at June 30, 2019), foreign exchange contracts was $18,668 million ($21,509 million at June 30, 2019) and interest rate and currency contracts was $43,825 million ($43,225 million at June 30, 2019). At June 30, 2020, there were 168 equity contracts related to IFC’s loan and equity investment portfolio and 21 other derivative contract recognized as derivatives assets or liabilities under ASC Topic 815 (187 equity risk and no other contracts at June 30, 2019).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS

Many of IFC’s financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the values which will ultimately be realized, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities with the aim of realizing their contractual cash flows.
The estimated fair values as of June 30, 2020 and June 30, 2019 reflect multiple factors such as interest rates, credit risk, foreign currency exchange rates and commodity prices. Reasonable comparability of fair values among financial institutions is not likely because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standard in the market introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.
COVID-19 has had a significant negative impact on the valuation of IFC’s equity investment portfolio at June 30, 2020. Recognizing there is a heightened degree of uncertainty and judgment in incorporating the impact of COVID-19, IFC has utilized, where available, comparator, sector and country information, in addition to discounted cash flow models, in valuing its equity investment portfolio at June 30, 2020.  Valuations of equity investments at June 30, 2020 were significantly lower than as of June 30, 2019.  Debt securities and loans accounted for at fair value that do not have available market prices were primarily valued using discounted cash flow approaches and reflected spreads at June 30, 2020.
All of IFC’s financial instruments in its liquid assets portfolio are managed according to an investment authority approved by the Board of Directors and investment guidelines approved by IFC’s Corporate Risk Committee, a subcommittee of IFC’s Management Team. Third party independent vendor prices are used to price the vast majority of the liquid assets. The vendor prices are evaluated by IFC’s Treasury department and IFC’s Corporate and Portfolio Risk Management department maintains oversight for the pricing of liquid assets.
IFC’s regional and industry departments are primarily responsible for fair valuing IFC’s investment portfolio (equity investments, debt securities, loan investments and related derivatives). The Investment Valuation Unit in IFC's Corporate Risk Management department in the Risk and Finance Vice Presidency provides oversight over the fair valuation process by monitoring and reviewing the fair values of IFC’s investment portfolio. IFC's Operations Committee, a subcommittee of IFC’s management team, is also responsible for oversight of complex or high risk projects, Debt and Equity portfolio performance and asset allocation.
IFC’s borrowings are fair valued by the Quantitative Analysis department in IFC’s Treasury and Syndications Vice Presidency under the oversight of the Corporate Risk Management department.
The significant unobservable input used in the fair value measurement of certain IFC local currency borrowings is the IFC yield curve in each currency which defines the discount curve. Increases (decreases) in yield curve in isolation would have resulted in a lower (higher) fair value measurement. The portion of the total change in fair value of borrowings, accounted for at fair value, resulting from a change in IFC’s own credit spread is reported as a separate component of OCI.
The significant unobservable inputs used in the fair value measurement of interest rate swaps are yield curve points. Increases (decreases) in yield curve points in isolation would have resulted in a lower (higher) fair value measurement. The significant unobservable inputs used in the fair value measurement of currency swaps are yield curve points and exchange rates. Increases (decreases) in yield curve points and local exchange rates against US$ in isolation would have resulted in a lower (higher) fair value measurement.
The significant unobservable inputs used in the fair value measurement of debt securities and loans are discount rates, valuation multiples, credit default spreads and recovery rates. Increases (decreases) in discount rates, credit default spreads in isolation would have resulted in a lower (higher) fair value measurement. Increases (decreases) in any of the valuation multiples and recovery rates in isolation would have resulted in a higher (lower) fair value measurement.
The significant unobservable inputs used in the fair value measurement of equity securities and equity related derivatives are cost of equity, growth rates, return on assets, perpetual growth rates, discounts for lack of marketability, weighted average cost of capital, EV/EBITDA, price to book value and other valuation multiples and volatilities. Increases (decreases) in any of cost of equity, weighted average cost of capital and discount for lack of marketability in isolation could have resulted in a lower (higher) fair value measurement. Increases (decreases) in any of growth rate, return on assets, perpetual growth rate, volatility, EV/EBITDA, price to book value and other multiples in isolation could have resulted in a higher (lower) fair value measurement.
The methodologies used and key assumptions made to estimate fair values as of June 30, 2020, and June 30, 2019, are summarized below.
Liquid assets - The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures, options, and US Treasuries. US Treasuries and US Government agency bonds are classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC’s evaluation of the vendor’s pricing methodologies and individual security facts and circumstances.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield-pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.
The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.
Loans and debt securities - Loans and debt securities in IFC’s investment portfolio that do not have available market prices are primarily valued using discounted cash flow approaches. The majority of loans measured at fair value are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features are considered in determining the loans’ fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. The significant unobservable inputs used in the fair value measurement of loans and debt securities are discount rates, credit default swap spreads, and expected recovery rates. The valuation techniques and significant unobservable inputs for loans and debt securities classified as Level 3 as of June 30, 2020 and for available-for-sale debt securities classified as Level 3 as of June 30, 2019 are presented below respectively. Valuation techniques and significant inputs for loans and debt securities accounted for at fair value under the fair value option are materially consistent with available-for-sale debt securities.

June 30, 2020
	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$53	Discount rate	6.7 - 30.0	12.3
	Market comparables	216	Valuation multiples*
	Recent transactions	69
	Other techniques	52
Total preferred shares		390
Other debt securities	Discounted cash flows	3,883	Credit default swap spreads	0.8 - 18.9	2.9
			Expected recovery rates	35.0 - 85.0	47.8
	Recent transactions	1,151
	Other techniques	486
Total other debt securities		5,520
Total		$5,910
* including price/book value ratio, price/sales ratio, enterprise value/sales ratio and enterprise value/earnings before interest, taxes, depreciation and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

June 30, 2019
	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$53	Discount rate	6.6 - 29.2	12.6
	Market comparables	59	Valuation multiples*
	Recent transactions	97
	Other techniques	8
Total preferred shares		217
Other debt securities	Discounted cash flows	2,172	Credit default swap spreads	1.1 - 5.4	2.4
			Expected recovery rates	0.0 - 85.0	48.2
	Recent transactions	804
	Other techniques	57
Total other debt securities		3,033
Total		$3,250
* Including price/earnings ratio, enterprise value/sales ratio and enterprise value/earnings before interest, taxes, depreciation and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.
Borrowings – Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. Fair values derived from market source pricing are also classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC’s credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC’s credit curve.
As of June 30, 2020, IFC had bond issuances with a total fair value of $152 million classified as level 3 in Costa Rican colon,
Dominican peso, Kazakhstan tenge, Uzbekistan sum and Uruguayan peso where the significant unobservable inputs were yield curve data. As of June 30, 2020, the weighted average effective interest rate on medium and long-term borrowings carried at amortized cost was 6.5% and the effective interest rate on short-term borrowings carried at amortized cost was 1.5%.
Derivative instruments – The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.
The significant inputs used in valuing the various classes of derivative instruments classified as Level 2 and significant unobservable inputs for derivative instruments classified as Level 3 as of June 30, 2020 and June 30, 2019 are presented below:

Level 2 derivatives	Significant Inputs
Interest rate	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

June 30, 2020
Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$15	Volatilities	22.4 - 40.2	39.5
	Variable strike price options	134	Contractual strike price*
	Other	—
Interest rate and currency swap assets	Vanilla swaps	41	Yield curve points, exchange rates
Interest rate and currency swap liabilities	Vanilla swaps	(38)	Yield curve points, exchange rates
Total		$152
* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

June 30, 2019
Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$12	Volatilities	22.4 - 35.4	28.5
	Variable strike price options	137	Contractual strike price*
	Other	1
Interest rate and currency swap assets	Vanilla swaps	15	Yield curve points, exchange rates
Interest rate and currency swap liabilities	Vanilla swaps	(2)	Yield curve points, exchange rates
Total		$163
* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

Equity investments – Equity investments valued using quoted prices in active markets are classified as Level 1. Equity investments classified as Level 2 are valued using quoted prices in inactive markets. Equity investments classified as Level 3 are primarily valued using discounted cash flow and market comparable approaches. The significant unobservable inputs include cost of equity, weighted average cost of capital, asset growth rate, return on assets, perpetual growth rate, and market multiples. The valuation techniques and significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy for equity investments that were measured at fair value through net income as of June 30, 2020 and for equity investments that were required to be measured at fair value as of June 30, 2019 are presented below. Valuation techniques and significant inputs for equity investments accounted for at fair value under the fair value option are materially consistent with equity investments required to be measured at fair value.

June 30, 2020
Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range	Weighted average (%)
Banking and other financial	Discounted cash flows	$753	Cost of equity (%)	10.2 - 24.3	14.3
Institutions			Asset growth rate (%)	(19.4) - 146.0	7.0
			Return on assets (%)	(10.1) - 8.5	1.8
			Perpetual growth rate (%)	2.0 - 14.0	5.3
	Market comparables	50	Valuation multiples*
	Listed price (adjusted)	315	Discount for lack of marketability (%)	**	35.0
	Recent transactions	277
	Other techniques	227
	Associated options***	143
Total banking and other financial institutions		1,765
Funds	Recent transactions	112
	Other techniques	3
Total funds		115
Others	Discounted cash flows	1,385	Weighted average cost of capital (%)	7.3 - 22.5	11.0
			Cost of equity (%)	9.7 - 17.5	13.1
	Market comparables	498	EV/EBITDA	3.8 - 21.0	11.4
			Price to book value	0.6 - 2.1	1.0
			Other valuation multiples*
	Recent transactions	553
	Other techniques	106
	Associated options***	78
Total others		2,620
Total		$4,500
* Including price/book value ratio, price/earnings ratio, price/sales ratio, enterprise value/sales ratio, and enterprise value/earnings before interest, taxes, depreciation, and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.
** No range is provided as all of the projects that use this valuation technique are with the same institution and have the same lock-up discount percentage.
*** Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

June 30, 2019
Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range	Weighted average (%)
Banking and other financial	Discounted cash flows	$676	Cost of equity (%)	10.4 - 24.9	14.5
Institutions			Asset growth rate (%)	(24.0) - 82.1	3.5
			Return on assets (%)	(8.9) - 9.8	1.3
			Perpetual growth rate (%)	2.1 - 15.0	4.8
	Market comparables	60	Valuation multiples**
	Listed price (adjusted)	578	Discount for lack of marketability (%)	***	35.0
	Recent transactions	343
	Other techniques	159
	Associated options****	18
Total banking and other financial institutions		1,834
Others	Discounted cash flows	1,273	Weighted average cost of capital (%)	6.6 - 22.5	11.3
			Cost of equity (%)	10.9 - 16.7	11.3
	Market comparables	325	EV/EBITDA	3.4 - 24.4	11.8
			Price to book value	0.6 - 2.0	1.1
			Other valuation multiples**
	Listed price (adjusted)	—	Discount for lack of marketability (%)	***	10.0
	Recent transactions	505
	Other techniques	81
	Associated options****	49
Total others		2,233
Total		$4,067
* Less than $0.5 million.
** Including price/book value ratio, enterprise value/sales ratio, and enterprise value/earnings before interest, taxes, depreciation, and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.
*** No range is provided as all of the projects that use this valuation technique are with the same institution and have the same lock-up discount percentage.
**** Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

Fair value of assets and liabilities
Estimated fair values of IFC’s financial assets and liabilities and off-balance sheet financial instruments at June 30, 2020 and June 30, 2019 are summarized below (US$ millions):

	June 30, 2020			June 30, 2019
	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements and receivable for cash collateral pledged	$46,201		$46,201	$49,085		$49,085
Investments:
Loans at amortized cost, net of reserves against losses	23,147		23,781	23,106		24,349
Loans accounted for at fair value under the Fair Value Option	955		955	877		877
Total loans	24,102		24,736	23,983		25,226
Equity investments accounted for at fair value	10,370	*	10,366	13,130	*	13,113
Debt securities accounted for at fair value as available-for-sale	3,687		3,687	4,488		4,488
Debt securities accounted for at fair value under the Fair Value Option	2,979		2,979	1,861		1,861
Total debt securities	6,666		6,666	6,349		6,349
Total investments	41,138		41,768	43,462		44,688
Derivative assets:
Borrowings-related	1,624		1,624	896		896
Liquid asset portfolio-related and other	230		230	154		154
Investment-related	1,815		1,815	1,417		1,417
Client risk management-related	645		645	389		389
Total derivative assets	4,314		4,314	2,856		2,856
Other investment-related financial assets	—		4	—		8
Financial liabilities
Securities sold under repurchase agreements and payable for cash collateral received	$4,591		$4,591	$8,454		$8,454
Market, IBRD, IDA and other borrowings outstanding	55,486		55,514	54,132		54,138
Derivative liabilities:
Borrowings-related	2,867		2,867	2,857		2,857
Liquid asset portfolio-related and other	334		334	370		370
Investment-related	354		354	285		285
Client risk management-related	828		828	452		452
Total derivative liabilities	4,383		4,383	3,964		3,964
* For $4 million as of June 30, 2020 ($17 million- June 30, 2019) of equity investments primarily accounted for under the cost recovery method, no fair value measurement is provided since the recovery of invested capital is uncertain.
The fair value of loan commitments amounted to $41 million at June 30, 2020 ($39 million - June 30, 2019). Fair values of loan commitments are based on present value of loan commitment fees.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

Fair value hierarchy
The following tables provide information as of June 30, 2020 and June 30, 2019, about IFC’s financial assets and financial liabilities measured at fair value on a recurring basis. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	June 30, 2020
	Level 1	Level 2		Level 3	Total
Trading securities:
Asset-backed securities	$—	$5,102		$20	$5,122
Corporate debt securities	—	3,948		—	3,948
Government obligations	12,450	8,697		—	21,147
Money market funds	—	—		—	—
Total trading securities	12,450	17,747	*	20	30,217
Loans				942	942
Loans measured at net asset value**					13
Total Loans (Outstanding principal balance $1,113)	—	—		942	955
Equity investments:
Banking and other financial institutions	815	99		1,765	2,679
Funds	46	—		115	161
Others	1,089	40		2,620	3,749
Equity investments measured at net asset value**					3,777
Total equity investments	1,950	139		4,500	10,366
Debt securities:
Corporate debt securities	—	1,180		3,648	4,828
Preferred shares	—	—		390	390
Asset-backed securities	—	56		930	986
Other debt securities	—	—		—	—
Debt securities measured at net asset value**					462
Total debt securities	—	1,236		4,968	6,666
Derivative assets:
Interest rate	—	1,366		—	1,366
Foreign exchange	—	176		—	176
Interest rate and currency	—	2,536		41	2,577
Equity and other	—	—		153	153
Credit and Other derivative contracts	—	42		—	42
Total derivative assets	—	4,120		194	4,314
Total assets at fair value	$14,400	$23,242		$10,624	$52,518
Borrowings:
Structured bonds	$—	$5,863		$—	$5,863
Unstructured bonds	—	45,686		152	45,838
Total borrowings (outstanding principal balance $52,676***)	—	51,549		152	51,701
Derivative liabilities:
Interest rate	—	1,052		—	1,052
Foreign exchange	—	123		—	123
Interest rate and currency	—	3,147		38	3,185
Equity and other	—	—		4	4
Credit and Other derivative contracts	—	19		—	19
Total derivative liabilities	—	4,341		42	4,383
Total liabilities at fair value	$—	$55,890		$194	$56,084
* Includes securities priced at par plus accrued interest, which approximates fair value.
**In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in consolidated balance sheet.
*** Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $4,736 million, with a fair value of $2,174 million as of June 30, 2020.
In addition, time deposits of $14,218 million are considered to be level 2.
Note: For the year ended June 30, 2020: There were no trading securities transferred from level 1 to level 2 and from level 2 to level 1. Equity investments with fair value of $38 million were transferred from level 1 to level 2 and $125 million from level 2 to level 1 due to decrease/increase in market activities. There were no bonds issued by IFC transferred from level 1 to level 2 & from level 2 to level 1

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

	June 30, 2019
	Level 1	Level 2		Level 3	Total
Trading securities:
Asset-backed securities	$—	$5,044		$1	$5,045
Corporate debt securities	—	4,715		—	4,715
Government obligations	10,853	7,762		—	18,615
Money market funds	—	151		—	151
Total trading securities	10,853	17,672	*	1	28,526
Loans	—	1		850	851
Loans measured at net asset value**					26
Total Loans (Outstanding principal balance $968)	—	1		850	877
Equity investments:
Banking and other financial institutions	1,445	148		2,422	4,015
Funds	23	29		61	113
Others	1,062	127		3,605	4,794
Equity investments measured at net asset value**					4,191
Total equity investments	2,530	304		6,088	13,113
Debt securities:
Corporate debt securities	—	1,390		2,994	4,384
Preferred shares	—	—		495	495
Asset-backed securities	—	57		887	944
Other debt securities	—	—		—	—
Debt securities measured at net asset value**					526
Total debt securities	—	1,447		4,376	6,349
Derivative assets:
Interest rate	—	505		—	505
Foreign exchange	—	93		—	93
Interest rate and currency	—	2,082		15	2,097
Equity and other	—	—		161	161
Total derivative assets	—	2,680		176	2,856
Total assets at fair value	$13,383	$22,104		$11,491	$51,721
Borrowings:
Structured bonds	$—	$7,044		$—	$7,044
Unstructured bonds	—	43,982		83	44,065
Total borrowings (outstanding principal balance $54,255***)	—	51,026		83	51,109
Derivative liabilities:
Interest rate	—	699		—	699
Foreign exchange	—	189		—	189
Interest rate and currency	—	3,063		2	3,065
Equity and other	—	—		11	11
Total derivative liabilities	—	3,951		13	3,964
Total liabilities at fair value	$—	$54,977		$96	$55,073
IFC reassessed market data inputs for estimating whether its trading securities, debt securities, and borrowings are traded in an active market as defined by ASC 820. Based on market data as of June 30, 2019, trading securities (except US Treasuries and Agency securities), debt securities, and borrowings were transferred from level 1 to level 2.
* Includes securities priced at par plus accrued interest, which approximates fair value.
**In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in consolidated balance sheet.
*** Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $5,571 million, with a fair value of $2,233 million as of June 30, 2019
**** Less than $0.5 million.
In addition, time deposits of $17,500 million are considered to be level 2.
Note: For the year ended June 30, 2019: Trading securities with fair value of $5,149 million were transferred from level 1 to level 2 and $12 million from level 2 to level 1 due to decrease/increase in market activities. Equity investments with fair value of $119 million transferred from level 1 to level 2 and $112 million from level 2 to level 1 due to decrease/increase in market activities and reassessment of market data inputs. Debt securities with a fair value of $417 million and bonds issued by IFC with a fair value of $$28,326 million transferred from level 1 to level 2 due to reassessment of market data inputs. There were no bonds or debt securities transferred from level 2 to level1.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

The following tables present the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the years ended June 30, 2020 and 2019 (US$ millions). IFC’s policy is to recognize transfers in and transfers out at the beginning of the reporting period.

	Year ended June 30, 2020
	Balance as of July 1, 2019	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of June 30, 2020	Net unrealized gains/losses included in net income related to assets / liabilities held at year end
		Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$1	$(48)	$—	$486	$83	$(502)	$20	$(1)
Corporate debt securities	—	—	—	—	—	—	—	—
Government and agency obligations	—	—	—	—	—	—	—	—
Total trading securities	1	(48)	—	486	83	(502)	20	(1)
Loans	850	(95)	—	187	—	—	942	(99)
Equity investments:
Banking and other financial institutions	2,422	(387)	—	(257)	64	(77)	1,765	(467)
Funds	61	(1)	—	55	—	—	115	(2)
Others	3,605	(380)	—	(581)	—	(24)	2,620	(494)
Total equity investments	6,088	(768)	—	(783)	64	(101)	4,500	(963)
Debt securities:
Corporate debt securities	2,994	(140)	(84)	733	1,136	(991)	3,648	(61)
Preferred shares	495	(8)	(22)	(75)	—	—	390	(16)
Asset-backed securities	887	(76)	7	114	57	(59)	930	(31)
Other debt securities	—	—	—	—	—	—	—	—
Total debt securities	4,376	(224)	(99)	772	1,193	(1,050)	4,968	(108)
Derivative assets:
Interest rate and currency	15	5	—	7	42	(28)	41	21
Equity and other	161	2	—	(10)	—	—	153	2
Total derivative assets	176	7	—	(3)	42	(28)	194	23
Total assets at fair value	$11,491	$(1,128)	$(99)	$659	$1,382	$(1,681)	$10,624	$(1,148)
Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(83)	26	—	(129)	(60)	94	(152)	26
Total borrowings	(83)	26	—	(129)	(60)	94	(152)	26
Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—
Interest rate and currency	(2)	(5)	—	(4)	(62)	35	(38)	(22)
Equity and other	(11)	—	—	7	—	—	(4)	—
Total derivative liabilities	(13)	(5)	—	3	(62)	35	(42)	(22)
Total liabilities at fair value	$(96)	$21	$—	$(126)	$(122)	$129	$(194)	$4
(*) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of June 30, 2020.
(**) Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2019 beginning balance as of June 30, 2020.
*** Less than $0.5 million.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

	Year ended June 30, 2019
	Balance as of July 01, 2018	Adoption of new accounting pronouncements	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of June 30, 2019	Net unrealized gains/losses included in net income related to assets / liabilities held at year end
			Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$—	$—	$—	$—	$1	$—	$—	$1	$—
Corporate debt securities	—	—	—	—	—	—	—	—	—
Government and agency obligations	18	—	(1)	—	(17)	—	—	—	—
Total trading securities	18	—	(1)	—	(16)	—	—	1	—
Loans	894	—	9	—	(52)	—	(1)	850	4
Equity investments:
Banking and other financial institutions	1,326	1,985	(124)	—	(194)	74	(645)	2,422	(201)
Funds	83	—	3	—	25	—	(50)	61	—
Others	1,688	2,219	(83)	—	(90)	—	(129)	3,605	(151)
Total equity investments	3,097	4,204	(204)	—	(259)	74	(824)	6,088	(352)
Debt securities:
Corporate debt securities	2,590	—	(24)	(5)	570	1,505	(1,642)	2,994	3
Preferred shares	383	—	53	37	22	—	—	495	44
Asset-backed securities	840	—	(6)	(38)	71	80	(60)	887	11
Other debt securities	2	—	(2)	—	—	—	—	—	(1)
Total debt securities	3,815	—	21	(6)	663	1,585	(1,702)	4,376	57
Derivative assets:
Interest rate and currency	8	—	6	—	5	—	(4)	15	10
Equity and other	235	—	(30)	—	(44)	—	—	161	(17)
Total derivative assets	243	—	(24)	—	(39)	—	(4)	176	(7)
Total assets at fair value	$8,067	$4,204	$(199)	$(6)	$297	$1,659	$(2,531)	$11,491	$(298)
Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(46)	—	4	—	(83)	—	42	(83)	4
Total borrowings	(46)	—	4	—	(83)	—	42	(83)	4
Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—	—
Interest rate and currency	(7)	—	—	—	—	(4)	9	(2)	(2)
Equity and other	(11)	—	—	—	—	—	—	(11)	—
Total derivative liabilities	(18)	—	—	—	—	(4)	9	(13)	(2)
Total liabilities at fair value	$(64)	$—	$4	$—	$(83)	$(4)	$51	$(96)	$2
(*) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of June 30, 2019.
(**) Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2018 beginning balance as of June 30, 2019.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

The following tables present gross purchases, sales, issuances and settlements related to the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the years ended June 30, 2020 and 2019 (US$ millions).

	Year ended June 30, 2020
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$551	$(40)	$—	$(25)	$486
Corporate debt securities	—	—	—	—	—
Government and agency obligations	—	—	—	—	—
Total trading securities	551	(40)	—	(25)	486
Loans	—	—	544	(357)	187
Equity investments:
Banking and other financial institutions	66	(231)	—	(92)	(257)
Funds	199	—	—	(144)	55
Others	179	(740)	—	(20)	(581)
Total equity investments	444	(971)	—	(256)	(783)
Debt securities:
Corporate debt securities	943	—	—	(210)	733
Preferred shares	7	(61)	—	(21)	(75)
Asset-backed securities	203	(1)	—	(88)	114
Total debt securities	1,153	(62)	—	(319)	772
Derivative assets:
Interest rate and currency	—	—	7	—	7
Equity and other	—	—	—	(10)	(10)
Total derivative assets	—	—	7	(10)	(3)
Total assets at fair value	$2,148	$(1,073)	$551	$(967)	$659
Borrowings:
Structured Bonds	$—	$—	$—	$—	$—
Unstructured Bonds	—	—	(129)	—	(129)
Total Borrowings	—	—	(129)	—	(129)
Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	(4)	—	(4)
Equity and other	—	—	—	7	7
Total derivative liabilities	—	—	(4)	7	3
Total liabilities at fair value	$—	$—	$(133)	$7	$(126)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

	Year ended June 30, 2019
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$1	$—	$—	$—	$1
Corporate debt securities	—	—	—	—	—
Government and agency obligations	—	(17)	—	—	(17)
Total trading securities	1	(17)	—	—	(16)
Loans	—	—	259	(311)	(52)
Equity investments:
Banking and other financial institutions	129	(309)	—	(14)	(194)
Funds	65	—	—	(40)	25
Others	252	(302)	—	(40)	(90)
Total equity investments	446	(611)	—	(94)	(259)
Debt securities:
Corporate debt securities	832	(35)	—	(227)	570
Preferred shares	50	(12)	—	(16)	22
Asset-backed securities	74	—	—	(3)	71
Total debt securities	956	(47)	—	(246)	663
Derivative assets:
Interest rate and currency	—	—	5	—	5
Equity and other	—	—	—	(44)	(44)
Total derivative assets	—	—	5	(44)	(39)
Total assets at fair value	$1,403	$(675)	$264	$(695)	$297
Borrowings:
Structured Bonds	$—	$—	$—	$—	$—
Unstructured Bonds	—	—	(83)	—	(83)
Total Borrowings	—	—	(83)	—	(83)
Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	—	—	—
Equity and other	—	—	—	—	—
Total derivative liabilities	—	—	—	—	—
Total liabilities at fair value	$—	$—	$(83)	$—	$(83)
Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the consolidated statements of operations in income from liquid asset trading activities, Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives, income from equity investments and associated derivatives, income from debt securities and realized gains and losses on debt securities and associated derivatives and net unrealized gains and losses on non-trading financial instruments accounted for at fair value.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE S - SEGMENT REPORTING

For management purposes, IFC’s business comprises three segments: investment services, treasury services and advisory services. The investment services segment consists primarily of lending and investing in debt and equity securities. The investment services segment also includes AMC, which is not separately disclosed due to its immaterial impact. Further information about the impact of AMC on IFC’s consolidated balance sheets and statements of operations can be found in Note B. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Advisory services provide consultation services to governments and the private sector. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of investment services is allocated from the treasury segment to the investment services segment.
The performance of investment services, treasury services and advisory services is assessed by senior management on the basis of net income for each segment, return on assets, and return on capital employed. Advisory services are primarily assessed based on the level and adequacy of its funding sources (See Note U). IFC’s management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.
The assets of the investment, treasury, and advisory services segments are detailed in Notes D, C, and U, respectively. An analysis of IFC’s major components of income and expense by business segment for the years ended June 30, 2020, June 30, 2019 and June 30, 2018, is provided below (US$ millions):

June 30, 2020	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans associated derivatives	$1,510	$—	$—	$1,510
Provision for losses on loans, guarantees, accrued interest and other receivables	(638)	—	—	(638)
Loss from equity investments and associated derivatives	(1,067)	—	—	(1,067)
Income from debt securities, including and realized gains and losses on debt securities and associated derivatives	231	—	—	231
Income from liquid asset trading activities	—	1,039	—	1,039
Charges on borrowings	(648)	(533)	—	(1,181)
Advisory services income	—	—	281	281
Service fees and other income	278	—	—	278
Administrative expenses	(1,104)	(46)	(131)	(1,281)
Advisory services expenses	—	—	(312)	(312)
Expense from pension and other postretirement benefit plans	(12)	(1)	(5)	(18)
Other expenses	(17)	—	—	(17)
Foreign currency transaction gains and losses on non-trading activities	144	—	—	144
(Loss) income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	(1,323)	459	(167)	(1,031)
Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(423)	(218)	—	(641)
Net (loss) income	$(1,746)	$241	$(167)	$(1,672)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE S – SEGMENT REPORTING (continued)

June 30, 2019	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans associated derivatives	$1,774	$—	$—	$1,774
Provision for losses on loans, guarantees, accrued interest and other receivables	(87)	—	—	(87)
Loss from equity investments and associated derivatives	(253)	—	—	(253)
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	126	—	—	126
Income from liquid asset trading activities	—	1,291	—	1,291
Charges on borrowings	(738)	(837)	—	(1,575)
Advisory services income	—	—	312	312
Service fees and other income	310	—	—	310
Administrative expenses	(1,175)	(45)	(135)	(1,355)
Advisory services expenses	—	—	(355)	(355)
Expense from pension and other postretirement benefit plans	(4)	—	(2)	(6)
Other expenses	(30)	—	—	(30)
Foreign currency transaction gains and losses on non-trading activities	137	22	—	159
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	60	431	(180)	311
Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(203)	(15)	—	(218)
Net (loss) income	$(143)	$416	$(180)	$93

* Less than $0.5 million.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE S – SEGMENT REPORTING (continued)

June 30, 2018	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans associated derivatives	$1,377	$—	$—	$1,377
Provision for losses on loans, guarantees, accrued interest and other receivables	(90)	—	—	(90)
Income from equity investments and associated derivatives	853	—	—	853
Income from debt securities, including and realized gains and losses on debt securities and associated derivatives	363	—	—	363
Income from liquid asset trading activities	—	771	—	771
Charges on borrowings	(451)	(590)	—	(1,041)
Advisory services income	—	—	305	305
Service fees and other income	273	—	—	273
Administrative expenses	(938)	(27)	(64)	(1,029)
Advisory services expenses	—	—	(354)	(354)
Expense from pension and other postretirement benefit plans	(171)	(11)	(62)	(244)
Other expenses	(35)	—	—	(35)
Foreign currency transaction gains and losses on non-trading activities	90	33	—	123
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	1,271	176	(175)	1,272
Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	181	(93)	—	88
Income (loss) before grants to IDA	1,452	83	(175)	1,360
Grants to IDA	(80)	—	—	(80)
Net income (loss)	$1,372	$83	$(175)	$1,280
NOTE T – VARIABLE INTEREST ENTITIES
Significant variable interests
IFC has identified investments in 214 VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests at June 30, 2020 (223 investments - June 30, 2019).
The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not have the power to direct the activities of the VIEs that most significantly impact their economic performance and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC’s involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements. IFC’s interests in these VIEs are recorded on IFC’s consolidated balance sheet primarily in equity investments, loans, debt securities, and other liabilities, as appropriate.
Based on the most recent available data of these VIEs, the balance sheet size, including committed funding, in which IFC is deemed to hold significant variable interests, totaled $30,736 million at June 30, 2020 ($36,698 million - June 30, 2019). IFC’s maximum exposure to loss as a result of its investments in these VIEs, comprising both carrying value of investments and amounts committed but not yet disbursed, was $5,510 million at June 30, 2020 ($5,911 million - June 30, 2019).
IFC transacted with a VIE, of which IFC is the primary beneficiary, to construct an office building at 2100 K Street on land owned by IFC adjacent to its current office premise. IFC commenced occupying the building in March 2019. The building and land, totaling $123 million are included in Receivables and other assets on IFC's consolidated balance sheet.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE T – VARIABLE INTEREST ENTITIES (continued)

The industry sector and geographical regional analysis of IFC’s maximum exposures as a result of its investment in these VIEs at June 30, 2020 and June 30, 2019 is as follows (US$ millions):

	June 30, 2020
	Loans	Equity investments	Debt securities	Risk management	Total
Asia
Manufacturing, agribusiness and services	$159	$24	$18	$—	$201
Financial markets	163	100	—	—	263
Infrastructure and natural resources	427	97	15	28	567
Disruptive technologies and funds	6	271	—	—	277
Total Asia	755	492	33	28	1,308
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	218	59	—	—	277
Financial markets	174	—	25	—	199
Infrastructure and natural resources	546	70	16	163	795
Disruptive technologies and funds	—	81	—	—	81
Total Europe, Middle East and North Africa	938	210	41	163	1,352
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	29	82	—	—	111
Financial markets	219	45	31	—	295
Infrastructure and natural resources	887	370	—	210	1,467
Disruptive technologies and funds	—	227	—	—	227
Total Sub-Saharan Africa, Latin America and Caribbean	1,135	724	31	210	2,100
Other
Manufacturing, agribusiness and services	—	—	—	—	—
Financial markets	472	86	—	6	564
Infrastructure and natural resources	135	7	—	—	142
Disruptive technologies and funds	—	44	—	—	44
Total Other	607	137	—	6	750
Maximum exposure to VIEs	$3,435	$1,563	$105	$407	$5,510
of which:
Carrying value	$2,702	$1,011	$104	$356	$4,173
Committed but not disbursed	$733	$552	$1	$51	$1,337

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE T – VARIABLE INTEREST ENTITIES (continued)

	June 30, 2019
	Loans	Equity investments	Debt securities	Risk management	Total
Asia
Manufacturing, agribusiness and services	$161	$30	$23	$—	$214
Financial markets	81	106	2	—	189
Infrastructure and natural resources	545	104	16	11	676
Disruptive technologies and funds	6	306	—	—	312
Total Asia	793	546	41	11	1,391
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	312	59	—	—	371
Financial markets	113	—	108	—	221
Infrastructure and natural resources	619	242	22	71	954
Disruptive technologies and funds	—	93	—	—	93
Total Europe, Middle East and North Africa	1,044	394	130	71	1,639
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	111	144	16	—	271
Financial markets	152	59	40	—	251
Infrastructure and natural resources	965	330	—	83	1,378
Disruptive technologies and funds	—	183	—	—	183
Total Sub-Saharan Africa, Latin America and Caribbean	1,228	716	56	83	2,083
Other
Manufacturing, agribusiness and services	—	11	—	—	11
Financial markets	402	60	76	7	545
Infrastructure and natural resources	194	8	—	—	202
Disruptive technologies and funds	—	40	—	—	40
Total Other	596	119	76	7	798
Maximum exposure to VIEs	$3,661	$1,775	$303	$172	$5,911
of which:
Carrying value	$2,836	$1,331	$294	$128	$4,589
Committed but not disbursed	$825	$444	$9	$44	$1,322

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE U – ADVISORY SERVICES

IFC provides advisory services to government and private sector clients.  IFC's advisory services to governments on private sector enabling environment and financial sector development are delivered in partnership with IBRD through WBG Global Practices. IFC funds this business line by a combination of cash received from government and other development partners, IFC’s operations via retained earnings and operating budget allocations, as well as fees received from the recipients of the services.  IFC administers development partner funds through trust funds in accordance with donor administration agreements.
As of June 30, 2020, other assets include undisbursed donor funds of $551 million ($484 million - June 30, 2019) and IFC’s advisory services funding of $284 million ($311 million - June 30, 2019). Included in other liabilities as of June 30, 2020 is $551 million ($484 million - June 30, 2019) of refundable undisbursed donor funds.
NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS
IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan and Trust (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.
All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology.
The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the years ended June 30, 2020, June 30, 2019 and June 30, 2018 (US$ millions). For the years ended June 30, 2020, June 30, 2019 and June 30, 2018, the service costs of $270 million ($238 million and $230 million) are included in “Administrative expenses” respectively. The components of net periodic pension cost, other than the service cost component, are included in “Other” in the consolidated statement of operations.

	SRP			RSBP			PEBP
	2020	2019	2018	2020	2019	2018	2020	2019	2018
Benefit cost
Service cost	$190	$167	$162	$43	$37	$37	$37	$34	$31
Other components:
Interest cost	164	170	145	26	25	24	25	25	20
Expected return on plan assets	(214)	(211)	(186)	(39)	(36)	(31)	—	—	—
Amortization of unrecognized prior service cost	1	1	1	3	3	3	2	2	2
Amortization of unrecognized net actuarial losses	21	5	17	—	—	—	29	22	19
Sub total	(28)	(35)	(23)	(10)	(8)	(4)	56	49	41
Net periodic pension cost	$162	$132	$139	$33	$29	$33	$93	$83	$72
The following table summarizes the Projected Benefit Obligations (PBO), fair value of plan assets, and funded status associated with the SRP, RSBP and PEBP for IFC for the years ended June 30, 2020 and June 30, 2019 (US$ millions). Since the assets for the PEBP are not held in an irrevocable trust separate from the assets of IBRD, they do not qualify for off-balance sheet accounting and are therefore included in IBRD's investment portfolio. IFC has recognized a receivable (prepaid asset) from IBRD and a payable (liability) to IBRD equal to the amount required to support the plan. The assets of the PEBP are mostly invested in fixed income, equity instruments and alternative investments.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

	SRP		RSBP		PEBP
	2020	2019	2020	2019	2020	2019
Projected benefit obligations
Beginning of year	$4,876	$4,249	$755	$636	$729	$606
Service cost	190	167	43	37	37	34
Interest cost	164	170	26	26	25	25
Net entity transfers	—	(27)	(2)	(8)	—	—
Participant contributions	54	54	3	3	6	6
Benefits paid	(187)	(162)	(12)	(11)	(6)	(12)
Actuarial loss (gain)	701	425	99	72	(3)	70
End of year	5,798	4,876	912	755	788	729
Fair value of plan assets
Beginning of year	3,965	3,719	699	635	—	—
Net entity transfers	—	(27)	(2)	(8)	—	—
Participant contributions	54	54	3	3	—	—
Actual return on assets	100	310	22	61	—	—
Employer contributions	68	71	19	19	—	—
Benefits paid	(187)	(162)	(12)	(11)	—	—
End of year	4,000	3,965	729	699	—	—
Funded status**	(1,798)	(911)	(183)	(56)	(788)	(729)
Accumulated benefit obligations	$5,206	$4,321	$912	$755	$651	$598
* Less than $0.5 million.
** Negative funded status is included in Payables and other liabilities under liabilities under retirement benefits plans, in Note L.
During the fiscal years ended June 30, 2020, and June 30, 2019, there were no amendments made to the retirement benefit plans.
The following tables present the amounts included in Accumulated Other Comprehensive Loss relating to Pension and Other Postretirement Benefits (US$ millions):

Amounts included in Accumulated other comprehensive loss in the year ended June 30, 2020:

	SRP	RSBP	PEBP	Total
Net actuarial loss	$1,788	$159	$258	$2,205
Prior service cost	5	11	7	23
Net amount recognized in accumulated other comprehensive loss	$1,793	$170	$265	$2,228

Amounts included in Accumulated other comprehensive loss in the year ended June 30, 2019:

	SRP	RSBP	PEBP	Total
Net actuarial loss	$994	$43	$290	$1,327
Prior service cost	6	14	9	29
Net amount recognized in accumulated other comprehensive loss	$1,000	$57	$299	$1,356

The estimated amounts that will be amortized from Accumulated Other Comprehensive Loss into net periodic benefit cost in the fiscal year ending June 30, 2021 are as follows (US$ millions):

	SRP	RSBP	PEBP	Total
Net actuarial loss	$76	$3	$20	$99
Prior service cost	1	3	2	6
Net amount recognized in accumulated other comprehensive loss	$77	$6	$22	$105

INTERNATIONAL FINANCE CORPORATION	Page 123

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

Assumptions
The actuarial assumptions used are based on financial market interest rates, inflation expectations, past experience, and Management’s best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, duration-adjusted change in yields and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end yield of AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.
The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs for the years ended June 30, 2020, June 30, 2019, and June 30, 2018:
Weighted average assumptions used to determine projected benefit obligation
In percent, except years

	SRP			RSBP			PEBP
	2020	2019	2018	2020	2019	2018	2020	2019	2018
Discount rate	2.60	3.40	4.10	2.70	3.50	4.10	2.60	3.50	4.10
Rate of compensation increase	4.60	4.90	5.50				4.60	4.90	5.50
Health care growth rates - at end of fiscal year				5.40	6.20	6.00
Ultimate health care growth rate				3.70	3.90	4.20
Year in which ultimate rate is reached				2031	2030	2030
Weighted average assumptions used to determine net periodic pension cost
In percent, except years

	SRP			RSBP			PEBP
	2020	2019	2018	2020	2019	2018	2020	2019	2018
Discount rate	3.40	4.10	3.70	3.50	4.10	3.90	3.50	4.10	3.80
Expected return on plan assets	5.40	5.70	5.50	5.50	5.70	5.50
Rate of compensation increase	4.90	5.50	5.20				4.90	5.50	5.20
Health care growth rates - at end of fiscal year				6.20	6.00	5.50
Ultimate health care growth rate				3.90	4.20	4.00
Year in which ultimate rate is reached				2030	2030	2030
The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate (US$ millions):

	One-percentage-point increase	One-percentage-point decrease
Effect on total service and interest cost	$24	$(17)
Effect on postretirement benefit obligation	$256	$(190)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

Investment Strategy
The investment policies establish the framework for investment of the plan assets based on long-term investment objectives and the trade-offs inherent in seeking adequate investment returns within acceptable risk parameters. A key component of the investment policy is to establish a Strategic Asset Allocation (SAA) representing the policy portfolio (i.e., policy mix of assets) around which the SRP and RSBP (the plans) are invested. The SAA is derived using a mix of quantitative analysis that incorporates expected returns and volatilities by asset class as well as correlations across the asset classes, and qualitative considerations such as the liquidity needs of the plans. The SAA for the Plans is reviewed in detail and reset about every three to five years, with more frequent reviews and changes if and as needed based on market conditions.

The key long-term objective is to generate asset performance that is reasonable in relation to the growth rate of the underlying liabilities and the assumed sponsor contribution rates, without taking undue risks. Given the relatively long investment horizons of the SRP and RSBP, and the relatively modest liquidity needs over the short-term to pay benefits and meet other cash requirements, the focus of the investment strategy is on generating sustainable long-term investment returns through a globally diversified set of strategies including fixed income, public and private equity and real assets. The emergence of the global pandemic caused by the COVID-19 caused unexpected volatility in the global economy in recent months. However, the diversified nature of the pension portfolio and its long-term positioning are meant to protect it against downturns in the markets, and that has been the case so far this year. No significant changes to the strategy are envisaged at this stage.
The following table presents the policy asset allocation at June 30, 2020 and the actual asset allocation at June 30, 2020 and June 30, 2019 by asset category for the SRP and RSBP.

	SRP			RSBP
	Policy Allocation 2020 (%)	% of Plan Assets		Policy Allocation 2020 (%)	% of Plan Assets
		2020	2019		2020	2019
Asset class
Public equity	31	29	30	31	27	28
Fixed income & cash	23	19	20	23	20	22
Private equity	20	21	21	20	24	23
Real assets*	13	13	12	13	13	12
Market neutral hedge funds	8	10	10	8	9	8
Credit strategy	5	7	6	5	6	6
Other**	—	1	1	—	1	1
Total	100	100	100	100	100	100
* Includes public and private real estate, infrastructure and timber.
** Includes authorized investments that are outside the policy allocations primarily in hedge funds.
Significant concentrations of risk in plan assets
The assets of the SRP and RSBP are diversified across a variety of asset classes. Investments in these asset classes are further diversified across funds, managers, strategies, geographies and sectors, to limit the impact of any individual investment. In spite of such level of diversification, equity market risk remains the primary source of the overall return volatility of the Plans. As of June 30, 2020, the largest exposure to a single counterparty was 8% and 6% of the plan assets in SRP and RSBP, respectively (7% and 6% respectively - June 30, 2019).
Risk management practices
Managing investment risk is an integral part of managing the assets of the Plans. Asset diversification is central to the overall investment strategy and risk management approach for the pension plans. Absolute risk indicators such as the overall return volatility and drawdown of the Plans are the primary measures used to define the risk tolerance level and establish the overall level of investment risk. In addition, the level of active risk (defined as the annualized standard deviation of portfolio returns relative to those of the policy portfolio) is closely monitored and managed on an ongoing basis.

Market risk is regularly monitored at the absolute level, as well as at the relative levels with respect to the investment policy, manager benchmarks, and liabilities of the Plans. Stress tests are performed periodically using relevant market scenarios to assess the impact of extreme market events.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

Monitoring of performance (at both manager and asset class levels) against benchmarks, and compliance with investment guidelines, are carried out on a regular basis as part of the risk monitoring process. Risk management for different asset classes is tailored to their specific characteristics and is an integral part of the external managers’ due diligence and monitoring processes.

Credit risk is monitored on a regular basis and assessed for possible credit event impacts. The liquidity position of the Plans is analyzed at regular intervals and periodically tested using various stress scenarios to ensure that the Plans have sufficient liquidity to meet all cash flow requirements. In addition, the long-term cash flow needs of the Plans are considered during the SAA exercise and are one of the main drivers in determining maximum allocation to the illiquid investment vehicles. The plans mitigate operational risk by maintaining a system of internal controls along with other checks and balances at various levels.
Fair value measurements and disclosures
All plan assets are measured at fair value on a recurring basis. The following table presents the fair value hierarchy of major categories of plan assets as of June 30, 2020 and June 30, 2019 (US$ millions):

	June 30, 2020
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities
Discount notes and time deposits	$1	$11	$—	$12	$—	$2	$—	$2
Securities purchased under resale agreements	14	—	—	14	3	—	—	3
Government and agency securities	419	64	—	483	84	14	—	98
Corporate and convertible bonds	—	106	—	106	—	19	—	19
Asset-backed securities	—	32	—	32	—	6	—	6
Mortgage-backed securities	—	72	—	72	—	14	—	14
Total debt securities	434	285	—	719	87	55	—	142

Equity securities
US common stocks	127	—	—	127	31	—	—	31
Non-US common stocks	487	—	—	487	77	—	—	77
Mutual funds	4	—	—	4	1	—	—	1
Real estate investment trusts	33	—	—	33	6	—	—	6
Total equity securities	651	—	—	651	115	—	—	115

Other funds at NAV**
Commingled funds	—	—	—	563	—	—	—	91
Private equity funds	—	—	—	1,117	—	—	—	217
Hedge funds	—	—	—	461	—	—	—	73
Real estate funds (including infrastructure and timber)	—	—	—	460	—	—	—	89
Total other funds	—	—	—	2,601	—	—	—	470
Derivative assets/ liabilities	—	(1)	—	(1)	—	—	—	—
Other assets/ liabilities***, net	—	—	—	30	—	—	—	2
Total Assets	$1,085	$284	$—	$4,000	$202	$55	$—	$729
* Less than $0.5 million.
** Investments measured at fair value using NAV, have not been classified under the fair value hierarchy.
*** Includes receivables and payables carried at amounts that approximate fair value.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

	June 30, 2019
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities
Discount notes and time deposits	$5	$11	$—	$16	$1	$2	$—	$3
Securities purchased under resale agreements	26	—	—	26	4	—	—	4
Government and agency securities	447	97	—	544	86	18	—	104
Corporate and convertible bonds	—	96	—	96	—	17	—	17
Asset-backed securities	—	33	—	33	—	6	—	6
Mortgage-backed securities	—	68	—	68	—	12	—	12
Total debt securities	478	305	—	783	91	55	—	146
Equity securities
US common stocks	94	—	—	94	19	—	—	19
Non-US common stocks	465	—	—	465	68	—	—	68
Mutual funds	3	—	—	3	6	—	—	6
Real estate investment trusts	30	—	—	30	5	—	—	5
Total equity securities	592	—	—	592	98	—	—	98
Other funds at NAV**
Commingled funds	—	—	—	650	—	—	—	106
Private equity funds	—	—	—	1,056	—	—	—	203
Hedge funds	—	—	—	415	—	—	—	62
Real estate funds (including infrastructure and timber)	—	—	—	445	—	—	—	79
Total other funds	—	—	—	2,566	—	—	—	450
Derivative assets/ liabilities	1	—	—	1	—	—	—	—
Other assets/ liabilities***, net	—	—	—	23	—	—	—	5
Total Assets	$1,071	$305	$—	$3,965	$189	$55	$—	$699
* Less than $0.5 million.
** Investments measured at fair value using NAV, have not been classified under the fair value hierarchy.
*** Includes receivables and payables carried at amounts that approximate fair value.
Valuation methods and assumptions
The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of Plan assets. It is important to note that the investment amounts in the asset categories shown in the table above may be different from the asset category allocation shown in the Investment Strategy section of the note. Asset classes in the table above are grouped by the characteristics of the investments held. The asset class break-down in the Investment Strategy section is based on Management’s view of the economic exposures after considering the impact of derivatives and certain trading strategies.
Debt securities
Debt securities include discount notes and time deposits, U.S. treasuries and agencies, debt obligations of foreign governments, sub-sovereigns and debt obligations in corporations of domestic and foreign issuers. Debt securities also includes investments in ABS such as collateralized mortgage obligations and MBS. These securities are valued by independent pricing vendors at quoted market prices for the same or similar securities, where available. If quoted market prices are not available, fair values are based on discounted cash flow models using market-based parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves. Some debt securities can be valued using techniques which require significant unobservable inputs. The selection of these inputs may involve some judgment. Management believes its estimates of fair value are reasonable given its processes for obtaining securities prices from multiple independent third-party vendors, ensuring that valuation models are reviewed and validated, and applying its approach consistently from period to period. Unless quoted prices are available, money market instruments and securities purchased under resale agreements are reported at face value which approximates fair value.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

Equity securities
Equity securities (including Real Estate Investment Trusts) represent investments in entities in various industries and countries. Investments in public equity listed on securities exchanges are valued at the last reported sale price on the last business day of the fiscal year.
Commingled funds
Commingled funds are typically collective investment vehicles, such as trusts that are reported at NAV as provided by the investment manager or sponsor of the fund based on valuation of underlying investments.
Private equity funds
Private equity funds include investments primarily in leveraged buyouts, distressed investments and venture capital funds across North America, Europe and Asia in a variety of sectors. A large number of these funds are in the investment phase of their life cycle. Private Equity investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds. Private equity funds also include private credit investments which comprise direct lending and opportunistic credit funds. Direct lending funds provide private financing to performing medium-size companies primarily owned by private equity sponsors. Opportunistic credit strategies (including distressed debt and multi-strategy funds) have flexible mandates to invest across both public and private markets globally. Private credit investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds.
Real estate funds (including infrastructure and timber)
Real estate funds include investments in core real estate, non-core real estate investments (such as debt, value add, and opportunistic equity investments), infrastructure and timber. Real estate investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds.
Hedge funds
Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. Hedge Funds include investments in equity, event driven, fixed income, multi strategy and macro relative value strategies. These investments do not have a readily determinable fair market value and are reported at NAV provided by external managers or fund administrators (based on the valuations of underlying investments) on a monthly basis, taking into consideration the latest audited financial statements of the funds.
Investments in hedge funds and commingled funds can typically be redeemed at NAV within the near term while investments in private equity and most real estate are inherently long term and illiquid in nature with a quarter lag in reporting by the fund managers. Reporting of those asset classes with a reporting lag, Management estimates are based on the latest available information taking into account underlying market fundamentals and significant events through the balance sheet date.
Investment in derivatives
Investment in derivatives such as equity or bond futures, TBA securities, swaps, options and currency forwards are used to achieve a variety of objectives that include hedging interest rates and currency risks, gaining desired market exposure of a security, an index or currency exposure and rebalancing the portfolio. Over-the-counter derivatives are reported using valuations based on discounted cash flow methods incorporating market observable inputs.
Estimated future benefits payments
The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2020 (US$ millions):

	SRP	RSBP	PEBP
July 1, 2020 - June 30, 2021	$166	$11	$14
July 1, 2021 - June 30, 2022	173	12	15
July 1, 2022 - June 30, 2023	180	14	16
July 1, 2023 - June 30, 2024	187	15	18
July 1, 2024 - June 30, 2025	199	16	20
July 1, 2025 - June 30, 2030	1,198	108	132
Expected contributions
IFC’s contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP by IFC during the fiscal year beginning July 1, 2020 is $71 million and $18 million, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE W – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL

IFC does not present derivative assets and liabilities or amounts due or owed under resale, repurchase and securities lending transactions related to contracts entered into with the same counterparty under a legally enforceable netting agreement on a net basis on its consolidated balance sheet. The following table provides the gross and net positions of IFC’s derivative contracts, resale, repurchase and securities lending agreements considering amounts and collateral held or pledged in accordance with enforceable counterparty credit support and netting agreements described below (US$ millions). The gross and net positions include derivative assets of $774 million and derivative liabilities of $83 million as of June 30, 2020, related to derivative contracts that are not subject to counterparty credit support or netting agreements. Collateral amounts are included only to the extent of the related net derivative fair values or net resale, repurchase and securities lending agreements amounts.

June 30, 2020
Assets	Gross amount of assets presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
			Financial instruments	Collateral received		Net amount
Derivative assets	$4,870	*	$3,033	$592	***	$1,245
Resale agreements	—		—	—		—
Total assets	$4,870		$3,033	$592		$1,245

June 30, 2020
Liabilities	Gross amount of liabilities presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
			Financial instruments	Cash Collateral pledged	Net amount
Derivative liabilities	$4,702	**	$3,033	$1,181	$488
Repurchase and securities lending agreements	3,994		3,994	—	—
Total liabilities	$8,696		$7,027	$1,181	$488

June 30, 2019
Assets	Gross amount of assets presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
			Financial instruments	Collateral received		Net amount
Derivative assets	$3,560	*	$2,120	$291	***	$1,149
Resale agreements	124		—	—		124
Total assets	$3,684		$2,120	$291		$1,273

June 30, 2019
Liabilities	Gross amount of liabilities presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
			Financial instruments	Cash Collateral pledged	Net amount
Derivative liabilities	$4,479	**	$2,100	$1,635	$744
Repurchase and securities lending agreements	8,151		8,151	—	—
Total liabilities	$12,630		$10,251	$1,635	$744
* Includes accrued income of $556 million and $704 million as of June 30, 2020 and June 30, 2019 respectively.
** Includes accrued charges of $319 million and $515 million as of June 30, 2020 and June 30, 2019 respectively.
*** Includes cash collateral of $577 million and $143 million as of June 30, 2020 and June 30, 2019 respectively. The remaining amounts of collateral received consist of off-balance-sheet US Treasury securities reported in the above table at fair value.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE W – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)

IFC’s derivative contracts with market counterparties are entered into under standardized master agreements published by the International Swaps and Derivatives Association (“ISDA” Agreements). ISDA Agreements provide for a single lump sum settlement amount upon the early termination of transactions following a default or termination event whereby amounts payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party. This setoff effectively reduces any amount payable by the non-defaulting party to the defaulting party.
IFC’s ISDA Agreements are appended by a Credit Support Annex (“CSA”) that provides for the receipt, and in some cases, posting, of collateral in the form of cash, U.S. Treasury securities or U.K. gilts to reduce mark-to market exposure among derivative market counterparties. IFC recognizes cash collateral received and a corresponding liability on its balance sheet for the obligation to return it. Securities received as collateral are not recognized on IFC’s balance sheet. As of June 30, 2020, $1,221 million of cash collateral was posted under CSAs ($1,734 million June 30, 2019). IFC recognizes a receivable on its balance sheet for its rights to cash collateral posted. In accordance with the CSAs, IFC may rehypothecate securities received as collateral, subject to the obligation to return such collateral and any related distributions received. In the event of a counterparty default, IFC may exercise certain rights and remedies, including the right to set off any amounts payable by the counterparty against any collateral held by IFC and the right to liquidate any collateral held. As of June 30, 2020, IFC had $597 million ($178 million at June 30, 2019) of outstanding obligations to return cash collateral under CSAs. The estimated fair value of all securities received and held as collateral under CSAs as of June 30, 2020, all of which may be rehypothecated was $24 million ($162 million - June 30, 2019). As of June 30, 2020, $0 of such collateral was rehypothecated under securities lending agreements ($0 - June 30, 2019).
Collateral posted by IFC in connection with repurchase agreements approximates the amounts classified as Securities sold under repurchase agreements. At June 30, 2020, no trading securities were pledged in connection with borrowings under a short-term discount note program, the carrying amount of which was $2,994 million ($2,207 million - June 30, 2019) (At June 30, 2019, trading securities with a carrying amount (fair value) of $197 million were pledged to secure this program).
Under certain CSA’s IFC is not required to pledge collateral unless its credit rating is downgraded from its current AAA/Aaa. The aggregate fair value of derivatives containing such a credit risk-linked contingent feature in a net liability position was $6 million at June 30, 2020 ($71 million at June 30, 2019). At June 30, 2020, IFC had no collateral posted under these agreements. If IFC’s credit rating were to be downgraded from its current AAA/Aaa to AA+/Aa1 or below, then collateral in the amount of $0 would be required to be posted against net liability positions with counterparties at June 30, 2020 ($0 at June 30, 2019).
IFC’s resale, repurchase and securities lending transactions are entered into with counterparties under industry standard master netting agreements which generally provide the right to offset amounts owed one another with respect to multiple transactions under such master netting agreement and liquidate the purchased or borrowed securities in the event of counterparty default. The estimated fair value of all securities received and held as collateral under these master netting agreements as of June 30, 2020 was $0 ($124 million - June 30, 2019).
The following table presents an analysis of IFC’s repurchase and securities lending transactions by (1) class of collateral pledged and (2) their remaining contractual maturity as of June 30, 2020 and June 30, 2019 (US$ millions):

	Remaining Contractual Maturity of the Agreements - June 30, 2020
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$250	$998	$1,254	$1,493	$3,995
Agency securities	—	—	—	—	—
Municipal securities and other	—	—	—	—	—
Total Repurchase agreements	250	998	1,254	1,493	3,995
Securities lending transactions
U.S. Treasury securities	$—	$—	$—	$—	$—
Total Securities lending transactions	—	—	—	—	—
Total Repurchase agreements and Securities lending transactions	$250	$998	$1,254	$1,493	$3,995	*
As of June 30, 2020, IFC has no repurchase-to-maturity transactions outstanding.
* Includes accrued interest.

INTERNATIONAL FINANCE CORPORATION	Page 130

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE W – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)

	Remaining Contractual Maturity of the Agreements - June 30, 2019
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$—	$6,263	$1,913	$—	$8,176
Agency securities	—	—	—	—	—
Municipal securities and other	—	—	—	—	—
Total Repurchase agreements	—	6,263	1,913	—	8,176
Securities lending transactions
U.S. Treasury securities	$—	$—	$—	$—	$—
Total Securities lending transactions	—	—	—	—	—
Total Repurchase agreements and Securities lending transactions	$—	$6,263	$1,913	$—	$8,176	*
As of June 30, 2019, IFC has no repurchase-to-maturity transactions outstanding.
*Includes accrued interest
NOTE X – RELATED PARTY TRANSACTIONS
IFC transacts with related parties including by providing grants to IDA (see Note O - Retained Earnings Designation and Related Expenditures and Accumulated Other Comprehensive Income), receiving loans (see Note K - Borrowings), participating in shared service arrangements, as well as through cost sharing of IBRD’s sponsored pension and other postretirement plans.
IFC's receivables from (payables to) its related parties are presented in the following table (US$ millions):

	June 30, 2020			June 30, 2019
	IBRD	IDA	Total	IBRD	IDA	Total
Services and Support Payables	$(63)	$—	$(63)	$(67)	$—	$(67)
PSW - Local Currency Facility	—	7	7	—	1	1
PSW - Blended Finance Facility	—	(7)	(7)	—	(1)	(1)
Borrowings	—	(621)	(621)	—	(717)	(717)
Pension and Other Postretirement Benefits	477	—	477	414	—	414
Share of Investments*	140	—	140	114	—	114
	$554	$(621)	$(67)	$461	$(717)	$(256)
* Represents receivable from IBRD for IFC's share of investments associated with Post-Retirement Contribution Reserve Fund (PCRF), which is a fund established to stabilize contributions made to the pension plans.
The receivables from (payables to) these related parties are reported in the Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Receivable for pension and other postretirement benefits, and share of investments	Receivables and other assets
Payable for services and support	Payables and other liabilities
Services and Support Payments
IFC obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as communications, internal auditing, administrative support, supplies, and insurance. IFC makes payments for these services to IBRD based on negotiated fees, chargebacks and allocated charges, where chargeback is not feasible. Expenses allocated to IFC for the year ended June 30, 2020, were $139 million ($128 million - year ended June 30, 2019; $110 million - year ended June 30, 2018). Other chargebacks include $24 million for the year ended June 30, 2020 ($24 million - year ended June 30, 2019; $22 million - year ended June 30, 2018).

INTERNATIONAL FINANCE CORPORATION	Page 131

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE X – RELATED PARTY TRANSACTIONS (continued)

IDA Private Sector Window (IDA-PSW)
As part of the IDA 18 Replenishment, a $2.5 billion IDA-PSW has been created to mobilize private sector investment in IDA-only and IDA-eligible fragile and conflict-affected states. Under the fee arrangement for the IDA-PSW, IDA will receive a fee for transactions executed under this window and will reimburse IFC and MIGA for the related costs incurred in administering transactions below.
IDA-PSW transactions (in US$ millions)

Facility	USD Notional	Net Asset/(Liability) position	Description	Balance Sheet Location
Local currency	64	7	Currency swaps with IDA to support local currency denominated loans	Derivative assets/liabilities

Facility	Commitments	Net Asset/(Liability) position	Description	Balance Sheet Location
Blended Finance	41	(7)	Funding for IFC's IDA-PSW equity investments	Payables and other liabilities
Blended Finance	677*	—	Guarantee from IDA that shares the first loss to support IFC's Guarantee Programs in IDA-PSW eligible countries	Off-balance sheet item

* Includes $162 million that has been approved but not committed as of June 30, 2020.
Borrowings
During the quarter ended September 30, 2014, IFC issued an amortizing, non-interest bearing promissory note, maturing September 15, 2039, to IDA (the Note) in exchange for $1,179 million. The Note requires payments totaling $1,318 million, resulting in an effective interest rate of 1.84%. With IFC’s consent, IDA may redeem the Note after September 2, 2019, upon an adverse change in its financial condition or outlook. The amount due to IDA upon such redemption is equal to the present value of the all unpaid amounts discounted at the effective interest rate. IDA may transfer the Note; however, its redemption right is not transferrable. IFC has elected the Fair Value Option for the Note.
IFC has investments where IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence, and equity interests in private equity funds. However, IFC’s transactions with its investment affiliates are limited to IFC’s equity and debt investments and disclosed in other footnotes.
Pension and Other Postretirement Benefits
The receivable from IBRD represents IFC’s net share of prepaid costs for pension and other postretirement benefit plans and Post-Employment Benefits Plan (PEBP) assets. These will be realized over the lives of the plan participants.
NOTE Y – SUBSEQUENT EVENTS
The fair value of IFC’s listed equity investments is based on market prices of such investments as of June 30, 2020. Changes in market prices subsequent to June 30, 2020 will be reported in the period in which such change occurs.
NOTE Z – CONTINGENCIES
In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC’s Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC’s financial position, results of operations or cash flows.

Independent Auditors’ Report
President and Board of Directors
International Finance Corporation:

We have audited the accompanying consolidated financial statements of International Finance Corporation and its subsidiary ("IFC") which comprise the consolidated balance sheets as of June 30, 2020 and 2019, and the related consolidated statements of operations, comprehensive income (loss), changes in capital and cash flows, for the years then ended, and the related notes to the consolidated financial statements.
Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to IFC’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IFC as of June 30, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
Predecessor Auditors' Opinion on 2018 Financial Statements
The consolidated statements of operations, comprehensive income, changes in capital and cash flows of IFC for the year ended June 30, 2018, and the related notes, were audited by other auditors whose report, dated August 9, 2018, expressed an unmodified opinion on those statements.
Report on Supplemental Information
Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The consolidated statement of capital stock and voting power as of June 30, 2020 ("supplemental information") listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the consolidated financial statements. This supplemental information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. Such information has been subjected to the auditing procedures applied in our audits of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.
Report on Internal Control over Financial Reporting
We have also audited, in accordance with auditing standards generally accepted in the United States of America, IFC's internal control over financial reporting as of June 30, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 7, 2020, expressed an unmodified opinion on IFC’s internal control over financial reporting.
August 7, 2020

INTERNATIONAL FINANCE CORPORATION	Page 133

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2019
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate*	Settle Date
19_287XXXX	AUD	6,420,000	4,488,864	2.20	02-Jul-19
20_07XXXXX	AUD	50,000,000	35,160,000	3.15	18-Jul-19
20_04XXXXX	AUD	750,000,000	528,900,000	1.45	22-Jul-19
20_13XXXXX	AUD	25,000,000	17,210,000	3.15	30-Jul-19
20_14XXXXX	AUD	50,000,000	34,420,000	3.15	30-Jul-19
20_38XXXXX	AUD	25,000,000	17,188,750	3.15	13-Sep-19
20_30XXXXX	AUD	10,000,000	6,789,000	—	19-Sep-19
	Sum Of Notional	916,420,000	644,156,614
20_504XXXX	BDT	800,000,000	9,468,016	6.30	30-Jul-19
	Sum Of Notional	800,000,000	9,468,016
20_20XXXXX	BRL	75,000,000	18,789,223	7.50	16-Aug-19
20_19XXXXX	BRL	8,000,000	1,987,183	4.00	22-Aug-19
20_35XXXXX	BRL	75,000,000	18,437,711	7.50	12-Sep-19
20_37XXXXX	BRL	123,000,000	30,237,846	2.00	12-Sep-19
	Sum Of Notional	281,000,000	69,451,963
20_34XXXXX	CAD	750,000,000	567,107,750	1.38	13-Sep-19
	Sum Of Notional	750,000,000	567,107,750
20_32XXXXX	CNY	300,000,000	42,455,334	2.23	13-Sep-19
	Sum Of Notional	300,000,000	42,455,334
20_03XXXXX	CRC	3,800,000,000	6,619,632	6.35	17-Jul-19
	Sum Of Notional	3,800,000,000	6,619,632
20_42XXXXX	GBP	225,000,000	280,012,500	1.38	24-Sep-19
20_43XXXXX	GBP	100,000,000	123,025,000	1.25	30-Sep-19
	Sum Of Notional	325,000,000	403,037,500
20_17XXXXX	HKD	100,000,000	12,743,967	1.73	13-Aug-19
	Sum Of Notional	100,000,000	12,743,967
19_285XXXX	JPY	850,000,000	7,851,469	6.00	02-Jul-19
19_286XXXX	JPY	1,958,000,000	18,086,089	2.00	02-Jul-19
20_26XXXXX	JPY	1,195,000,000	11,245,471	5.14	29-Aug-19
20_41XXXXX	JPY	585,000,000	5,438,066	5.00	26-Sep-19
	Sum Of Notional	4,588,000,000	42,621,095
20_09XXXXX	NZD	600,000,000	397,620,000	1.75	29-Jul-19
20_24XXXXX	NZD	300,000,000	189,180,000	2.63	30-Aug-19
	Sum Of Notional	900,000,000	586,800,000
19_289XXXX	RUB	350,000,000	5,530,318	6.38	02-Jul-19
20_10XXXXX	RUB	1,000,000,000	15,750,301	5.50	29-Jul-19
20_11XXXXX	RUB	750,000,000	11,812,726	6.38	29-Jul-19
20_12XXXXX	RUB	750,000,000	11,812,726	6.25	29-Jul-19
20_16XXXXX	RUB	500,000,000	7,637,961	5.25	09-Aug-19
20_22XXXXX	RUB	1,000,000,000	15,221,743	6.38	22-Aug-19

INTERNATIONAL FINANCE CORPORATION	Page 134

Reporting to SEC on New and Matured Borrowings

New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
20_25XXXXX	RUB	500,000,000	7,531,538	5.25	27-Aug-19
20_33XXXXX	RUB	750,000,000	11,467,101	6.38	11-Sep-19
20_27XXXXX	RUB	180,000,000	2,807,182	5.00	19-Sep-19
	Sum Of Notional	5,780,000,000	89,571,596
20_01XXXXX	SEK	65,000,000	6,933,112	0.52	17-Jul-19
20_02XXXXX	SEK	250,000,000	26,665,813	1.25	17-Jul-19
20_06XXXXX	SEK	100,000,000	10,671,106	1.87	18-Jul-19
20_18XXXXX	SEK	125,000,000	13,094,490	1.13	13-Aug-19
20_21XXXXX	SEK	150,000,000	15,517,108	1.87	19-Aug-19
20_28XXXXX	SEK	600,000,000	60,715,225	0.02	03-Sep-19
20_29XXXXX	SEK	150,000,000	15,517,348	0.62	09-Sep-19
20_39XXXXX	SEK	50,000,000	5,154,905	1.13	20-Sep-19
	Sum Of Notional	1,490,000,000	154,269,107
19_290XXXX	UAH	735,000,000	28,746,871	15.25	08-Jul-19
20_08XXXXX	UAH	520,000,000	20,604,464	15.50	29-Jul-19
20_36XXXXX	UAH	311,500,000	12,557,699	15.80	13-Sep-19
	Sum Of Notional	1,566,500,000	61,909,034
19_288XXXX	USD	4,060,000	4,060,000	3.70	02-Jul-19
20_15XXXXX	USD	50,000,000	50,000,000	2.25	01-Aug-19
20_23XXXXX	USD	100,000,000	100,000,000	2.30	23-Aug-19
20_31XXXXX	USD	200,000,000	200,000,000	2.30	06-Sep-19
20_40XXXXX	USD	2,939,000	2,939,000	1.70	20-Sep-19
	Sum Of Notional	356,999,000	356,999,000
20_05XXXXX	ZAR	70,000,000	5,023,953	4.90	19-Jul-19
	Sum Of Notional	70,000,000	5,023,953

TOTAL NEW MARKET BORROWINGS			3,052,234,561

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_07XXXXX	AUD	750,000,000	528,900,000	3.25	22-Jul-19
15_40XXXXX	AUD	450,000,000	317,340,000	3.25	22-Jul-19
15_83XXXXX	AUD	500,000,000	352,600,000	3.25	22-Jul-19
12_14XXXXX	AUD	83,100,000	57,135,405	0.50	13-Sep-19
	Sum Of Notional	1,783,100,000	1,255,975,405
16_195YYYX	BRL	2,100,000	549,436	—	08-Jul-19
16_211XXXX	BRL	200,000,000	52,327,255	—	08-Jul-19
17_09XXXXX	BRL	200,000,000	52,327,255	—	08-Jul-19
17_42XXXXX	BRL	12,000,000	2,888,156	6.00	27-Aug-19
17_95XXXXX	BRL	13,000,000	3,128,836	6.00	27-Aug-19
13_09XXXXX	BRL	27,500,000	6,664,243	0.50	28-Aug-19
	Sum Of Notional	454,600,000	117,885,181
19_72XXXXX	CNY	300,000,000	42,328,042	3.70	20-Sep-19
15_41XXXXX	CNY	1,000,000,000	140,709,316	3.10	24-Sep-19

INTERNATIONAL FINANCE CORPORATION	Page 135

Reporting to SEC on New and Matured Borrowings

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
17_238XXXX	CNY	250,000,000	35,177,329	3.10	24-Sep-19
17_272XXXX	CNY	150,000,000	21,106,397	3.10	24-Sep-19
17_85XXXXX	CNY	150,000,000	21,106,397	3.10	24-Sep-19
18_115XXXX	CNY	173,000,000	24,342,712	3.10	24-Sep-19
	Sum Of Notional	2,023,000,000	284,770,193
17_161XXXX	CRC	3,000,000,000	5,157,076	5.00	10-Jul-19
	Sum Of Notional	3,000,000,000	5,157,076
17_23XXXXX	GHS	34,000,000	6,296,296	—	02-Aug-19
	Sum Of Notional	34,000,000	6,296,296
17_39XXXXX	HKD	400,000,000	50,991,465	0.88	19-Aug-19
	Sum Of Notional	400,000,000	50,991,465
19_285_B1X	JPY	5,000,000	46,147	6.00	12-Jul-19
19_11XXXXX	JPY	545,000,000	5,041,628	1.00	23-Jul-19
15_01XXXXX	JPY	1,150,000,000	10,586,881	1.00	30-Jul-19
00_07ZZZZZ	JPY	4,000,000,000	37,528,733	3.60	19-Aug-19
15_21XXXXX	JPY	3,370,000,000	31,870,626	1.00	28-Aug-19
15_32XXXXX	JPY	2,460,000,000	22,793,607	—	30-Sep-19
	Sum Of Notional	11,530,000,000	107,867,622
19_547XXXX	KZT	250,733,388.75	647,765	8.30	18-Sep-19
	Sum Of Notional	250,733,388.75	647,765
18_169_B1X	MXN	1,058,000,000	53,898,606	7.50	08-Aug-19
	Sum Of Notional	1,058,000,000	53,898,606
15_15XXXXX	NZD	11,363,000	7,239,367	4.13	27-Aug-19
15_29XXXXX	NZD	12,103,000	7,627,311	4.16	26-Sep-19
	Sum Of Notional	23,466,000	14,866,678
18_718_1XX	PHP	165,641,920	3,178,270	6.34	23-Sep-19
	Sum Of Notional	165,641,920	3,178,270
18_03XXXXX	TRY	100,000,000	17,679,558	10.25	11-Jul-19
18_180XXXX	TRY	50,000,000	8,839,779	10.25	11-Jul-19
18_306XXXX	TRY	50,000,000	8,839,779	10.25	11-Jul-19
18_331XXXX	TRY	50,000,000	8,839,779	10.25	11-Jul-19
18_344XXXX	TRY	25,000,000	4,419,890	10.25	11-Jul-19
17_277XXXX	TRY	7,500,000	1,327,904	7.80	26-Jul-19
18_38XXXXX	TRY	40,000,000	7,267,442	9.28	08-Aug-19
18_114XXXX	TRY	40,000,000	7,025,802	11.10	25-Sep-19
18_185XXXX	TRY	60,000,000	10,538,703	11.10	25-Sep-19
18_46XXXXX	TRY	4,420,000	780,229	8.90	26-Sep-19
	Sum Of Notional	426,920,000	75,558,865
16_08_B1XX	USD	900,000	900,000	1.00	15-Jul-19
18_357XXXX	USD	23,645,880	23,645,880	—	26-Jul-19
10_14XXXXX	USD	200,000,000	200,000,000	4.40	14-Aug-19
19_107XXXX	USD	14,005,000	14,005,000	2.63	15-Aug-19
16_117_B1X	USD	40,000,000	40,000,000	2.51	17-Aug-19

INTERNATIONAL FINANCE CORPORATION	Page 136

Reporting to SEC on New and Matured Borrowings

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
16_119_B1X	USD	30,000,000	30,000,000	2.51	19-Aug-19
17_64_B1XX	USD	20,000,000	20,000,000	4.10	13-Sep-19
15_131_B1X	USD	3,237,000	3,237,000	1.50	15-Sep-19
16_133_B1X	USD	2,093,000	2,093,000	1.13	15-Sep-19
15_02XXXXX	USD	3,000,000,000	3,000,000,000	1.75	16-Sep-19
16_43_B1XX	USD	1,166,000	1,166,000	4.00	16-Sep-19
18_65XXXXX	USD	200,000,000	200,000,000	1.38	26-Sep-19
19_281XXXX	USD	122,800,000	122,800,000	3.04	27-Sep-19
	Sum Of Notional	3,657,846,880	3,657,846,880

TOTAL MATURED MARKET BORROWINGS			5,634,940,302

Matured IBRD and IDA Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_30XXXXX	USD	61,298,390	61,298,390	1.84	16-Sep-19
	Sum Of Notional	61,298,390	61,298,390

TOTAL MATURED IBRD AND IDA BORROWINGS			61,298,390

Net decrease in Short-term Borrowings for the quarter ended September 30, 2019			52,974,203

* Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.

INTERNATIONAL FINANCE CORPORATION	Page 137

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2019
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate*	Settle Date
20_64XXXXX	AUD	2,594,000	1,782,856	0.81	30-Oct-19
	Sum Of Notional	2,594,000	1,782,856
20_53XXXXX	BRL	20,000,000	4,801,921	3.50	13-Nov-19
20_81XXXXX	BRL	22,051,000	5,215,468	—	26-Nov-19
	Sum Of Notional	42,051,000	10,017,389
20_45XXXXX	CRC	2,750,000,000	4,732,893	6.00	03-Oct-19
20_62XXXXX	CRC	3,000,000,000	5,159,027	6.25	29-Oct-19
20_98XXXXX	CRC	3,100,000,000	5,465,011	5.00	16-Dec-19
	Sum Of Notional	8,850,000,000	15,356,931
20_77XXXXX	CZK	650,000,000	27,984,071	1.10	13-Nov-19
	Sum Of Notional	650,000,000	27,984,071
20_94XXXXX	DOP	260,000,000	4,916,793	7.10	11-Dec-19
	Sum Of Notional	260,000,000	4,916,793
20_55XXXXX	EUR	20,000,000	22,310,000	1.03	31-Oct-19
	Sum Of Notional	20,000,000	22,310,000
20_79XXXXX	GBP	50,000,000	64,195,000	0.96	14-Nov-19
	Sum Of Notional	50,000,000	64,195,000
20_579XXXX	GEL	100,000,000	34,904,014	9.41	27-Dec-19
	Sum Of Notional	100,000,000	34,904,014
20_88XXXXX	GHS	30,000,000	5,309,735	12.50	03-Dec-19
	Sum Of Notional	30,000,000	5,309,735
20_57XXXXX	JPY	31,000,000	285,149	1.90	28-Oct-19
20_58XXXXX	JPY	452,000,000	4,157,660	1.65	28-Oct-19
20_50XXXXX	JPY	503,000,000	4,621,675	3.50	30-Oct-19
20_86XXXXX	JPY	733,000,000	6,732,491	1.84	25-Nov-19
20_78XXXXX	JPY	606,000,000	5,553,774	3.50	27-Nov-19
20_103XXXX	JPY	2,299,000,000	21,000,228	1.00	19-Dec-19
20_104XXXX	JPY	6,618,000,000	60,452,158	1.00	19-Dec-19
20_93XXXXX	JPY	500,000,000	4,567,253	3.00	19-Dec-19
20_107XXXX	JPY	629,000,000	5,749,280	1.58	23-Dec-19
20_92XXXXX	JPY	259,000,000	2,367,351	3.35	23-Dec-19
	Sum Of Notional	12,630,000,000	115,487,019
20_60XXXXX	KZT	9,500,000,000	24,495,560	9.50	25-Oct-19
20_66XXXXX	KZT	2,061,500,000	5,289,627	9.50	01-Nov-19
20_72XXXXX	KZT	3,011,700,000	7,751,625	9.30	05-Nov-19
20_90XXXXX	KZT	7,600,000,000	19,692,946	9.50	09-Dec-19
	Sum Of Notional	22,173,200,000	57,229,758
20_48XXXXX	MXN	105,000,000	5,373,194	—	10-Oct-19
20_49XXXXX	MXN	160,000,000	8,243,683	0.50	11-Oct-19
20_87XXXXX	MXN	250,000,000	12,864,185	8.50	26-Nov-19
20_111XXXX	MXN	1,900,000,000	100,855,146	—	30-Dec-19
	Sum Of Notional	2,415,000,000	127,336,208
20_70XXXXX	NGN	3,500,000,000	9,668,505	7.50	05-Nov-19
	Sum Of Notional	3,500,000,000	9,668,505

INTERNATIONAL FINANCE CORPORATION	Page 138

Reporting to SEC on New and Matured Borrowings

New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
20_44XXXXX	NOK	1,068,000,000	116,925,772	2.90	07-Oct-19
20_54XXXXX	NOK	500,000,000	54,577,407	1.25	25-Oct-19
20_63XXXXX	NOK	500,000,000	53,929,288	1.63	29-Oct-19
20_74XXXXX	NOK	250,000,000	27,303,605	1.63	06-Nov-19
	Sum Of Notional	2,318,000,000	252,736,072
20_47XXXXX	PEN	35,000,000	10,358,094	3.25	07-Oct-19
	Sum Of Notional	35,000,000	10,358,094
20_69XXXXX	RON	14,900,000	3,493,798	2.85	01-Nov-19
	Sum Of Notional	14,900,000	3,493,798
20_46XXXXX	RUB	500,000,000	7,682,114	5.25	03-Oct-19
20_61XXXXX	RUB	1,000,000,000	15,638,439	5.25	29-Oct-19
20_67XXXXX	RUB	500,000,000	7,834,639	5.50	30-Oct-19
20_68XXXXX	RUB	750,000,000	11,751,959	6.38	30-Oct-19
20_83XXXXX	RUB	500,000,000	7,830,240	5.25	18-Nov-19
20_84XXXXX	RUB	500,000,000	7,843,752	6.25	21-Nov-19
20_91XXXXX	RUB	500,000,000	7,846,738	5.25	09-Dec-19
20_97XXXXX	RUB	500,000,000	7,915,150	5.50	12-Dec-19
20_101XXXX	RUB	636,200,000	10,168,885	5.35	18-Dec-19
20_105XXXX	RUB	391,000,000	6,278,905	4.16	23-Dec-19
20_110XXXX	RUB	500,000,000	8,029,291	5.25	23-Dec-19
	Sum Of Notional	6,277,200,000	98,820,112
20_51XXXXX	SEK	70,000,000	7,116,352	1.13	15-Oct-19
20_56XXXXX	SEK	1,000,000,000	103,457,551	0.02	25-Oct-19
20_89XXXXX	SEK	60,000,000	6,292,672	1.13	04-Dec-19
20_96XXXXX	SEK	1,125,000,000	119,915,579	0.13	12-Dec-19
	Sum Of Notional	2,255,000,000	236,782,154
20_59XXXXX	UAH	62,500,000	2,488,181	14.75	28-Oct-19
	Sum Of Notional	62,500,000	2,488,181
20_52XXXXX	USD	2,000,000,000	2,000,000,000	1.38	16-Oct-19
20_65XXXXX	USD	2,695,000	2,695,000	1.20	30-Oct-19
20_73XXXXX	USD	4,910,000	4,910,000	1.75	08-Nov-19
20_76XXXXX	USD	50,000,000	50,000,000	1.95	13-Nov-19
20_82XXXXX	USD	30,000,000	30,000,000	1.60	18-Nov-19
20_85XXXXX	USD	10,000,000	10,000,000	1.63	22-Nov-19
20_99XXXXX	USD	13,020,000	13,020,000	1.63	13-Dec-19
20_100XXXX	USD	50,000,000	50,000,000	1.80	16-Dec-19
20_102XXXX	USD	200,000,000	200,000,000	2.14	18-Dec-19
	Sum Of Notional	2,360,625,000	2,360,625,000
20_71XXXXX	UYU	120,000,000	3,204,700	10.00	04-Nov-19
	Sum Of Notional	120,000,000	3,204,700
20_555XXXX	UZS	15,000,000,000	1,574,803	9.00	11-Dec-19
	Sum Of Notional	15,000,000,000	1,574,803
20_75XXXXX	ZAR	500,000,000	33,700,216	7.25	12-Nov-19
20_80XXXXX	ZAR	1,500,000,000	101,242,584	—	20-Nov-19
20_95XXXXX	ZAR	150,000,000	10,145,246	7.50	11-Dec-19
	Sum Of Notional	2,150,000,000	145,088,046

TOTAL NEW MARKET BORROWINGS			3,611,669,239

INTERNATIONAL FINANCE CORPORATION	Page 139

Reporting to SEC on New and Matured Borrowings

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_48XXXXX	AUD	3,000,000	2,061,900	2.70	30-Oct-19
19_287_B1X	AUD	6,420,000	4,473,777	0.10	26-Dec-19
	Sum Of Notional	9,420,000	6,535,677
16_59XXXXX	BRL	138,100,000	34,500,849	11.12	28-Oct-19
16_57XXXXX	BRL	11,000,000	2,756,685	8.00	29-Oct-19
16_97XXXXX	BRL	12,000,000	3,007,293	8.00	29-Oct-19
16_143_B1X	BRL	40,000,000	9,794,319	—	07-Nov-19
15_58XXXXX	BRL	30,000,000	7,128,600	8.55	05-Dec-19
16_80XXXXX	BRL	58,410,000	14,090,827	10.20	09-Dec-19
17_145XXXX	BRL	21,000,000	5,169,613	7.78	19-Dec-19
	Sum Of Notional	310,510,000	76,448,186
19_98XXXXX	CLP	2,070,000,000	2,847,318	2.30	28-Oct-19
	Sum Of Notional	2,070,000,000	2,847,318
18_102XXXX	CNY	47,000,000	6,695,013	3.92	13-Nov-19
18_142XXXX	CNY	47,000,000	6,704,947	4.07	19-Dec-19
	Sum Of Notional	94,000,000	13,399,960
15_511XXXX	CRC	833,333,333	1,432,595	7.86	15-Nov-19
	Sum Of Notional	833,333,333	1,432,595
15_509XXXX	INR	1,500,000,000	21,074,075	8.00	18-Oct-19
	Sum Of Notional	1,500,000,000	21,074,075
15_49XXXXX	JPY	2,970,000,000	27,289,015	1.00	30-Oct-19
18_232_B1X	JPY	4,936,000,000	45,191,119	2.32	10-Nov-19
19_269_B1X	JPY	472,000,000	4,321,355	1.25	12-Nov-19
19_199_B1X	JPY	4,669,000,000	43,030,275	2.60	22-Nov-19
15_61XXXXX	JPY	1,795,000,000	16,486,797	1.00	25-Nov-19
20_26_B1XX	JPY	1,195,000,000	10,975,890	5.14	25-Nov-19
19_193_B1X	JPY	8,620,000,000	78,999,221	3.00	27-Nov-19
19_166_B1X	JPY	500,000,000	4,593,688	3.75	03-Dec-19
19_171_B1X	JPY	553,000,000	5,080,619	2.76	03-Dec-19
18_183_B1X	JPY	2,000,000,000	18,403,497	2.77	04-Dec-19
19_167_B1X	JPY	610,000,000	5,613,066	0.10	04-Dec-19
19_180_B1X	JPY	1,000,000,000	9,219,564	0.10	07-Dec-19
15_175_B1X	JPY	1,460,000,000	13,460,563	3.80	08-Dec-19
18_67_B1XX	JPY	2,829,000,000	26,082,146	2.12	09-Dec-19
19_176_B1X	JPY	1,303,000,000	11,904,436	2.00	16-Dec-19
15_73XXXXX	JPY	1,455,000,000	13,290,706	0.50	19-Dec-19
05_21XXXXX	JPY	1,000,000,000	9,133,254	1.04	27-Dec-19
19_286_B1X	JPY	1,958,000,000	17,882,912	0.10	27-Dec-19
19_279_B1X	JPY	317,000,000	2,904,127	0.10	30-Dec-19
	Sum Of Notional	39,642,000,000	363,862,250
15_59XXXXX	MXN	124,010,000	6,387,165	3.67	05-Dec-19
	Sum Of Notional	124,010,000	6,387,165
19_99XXXXX	PLN	25,000,000	6,493,254	1.25	06-Nov-19
	Sum Of Notional	25,000,000	6,493,254

INTERNATIONAL FINANCE CORPORATION	Page 140

Reporting to SEC on New and Matured Borrowings

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
18_92XXXXX	RON	155,000,000	36,212,415	2.03	25-Oct-19
19_110XXXX	RON	100,000,000	23,001,461	3.35	28-Nov-19
	Sum Of Notional	255,000,000	59,213,876
18_584XXXX	RSD	101,405,000	962,052	3.75	16-Dec-19
	Sum Of Notional	101,405,000	962,052
17_111XXXX	RUB	4,602,700,000	71,982,590	6.70	25-Oct-19
17_140XXXX	RUB	6,510,200,000	101,887,761	6.74	25-Nov-19
17_159XXXX	RUB	3,159,900,000	50,938,442	6.16	20-Dec-19
	Sum Of Notional	14,272,800,000	224,808,793
15_103XXXX	TRY	50,000,000	8,474,720	—	15-Oct-19
15_50XXXXX	TRY	50,000,000	8,474,720	—	15-Oct-19
18_81XXXXX	TRY	3,500,000	607,359	9.25	27-Nov-19
	Sum Of Notional	103,500,000	17,556,799
19_62XXXXX	USD	20,000,000	20,000,000	2.14	07-Oct-19
16_159_B1X	USD	75,000	75,000	1.75	15-Oct-19
17_241_B1X	USD	1,170,000	1,170,000	2.00	15-Oct-19
17_15XXXXX	USD	15,000,000	15,000,000	0.63	08-Nov-19
16_65_B1XX	USD	23,083,796	23,083,796	3.65	13-Nov-19
15_167_B1X	USD	834,000	834,000	1.50	15-Nov-19
16_184_B1X	USD	4,000,000	4,000,000	1.75	15-Nov-19
18_308XXXX	USD	8,618,000	8,618,000	2.40	15-Nov-19
19_198_B1X	USD	10,000,000	10,000,000	5.10	22-Nov-19
17_132_B1X	USD	30,000,000	30,000,000	5.23	29-Nov-19
17_139_B1X	USD	30,000,000	30,000,000	3.70	29-Nov-19
19_85XXXXX	USD	14,909,940	14,909,940	—	29-Nov-19
15_64_B1XX	USD	100,000,000	100,000,000	—	02-Dec-19
18_99_B2XX	USD	40,000,000	40,000,000	2.19	09-Dec-19
18_130_B1X	USD	53,729,569	53,729,569	3.66	13-Dec-19
15_191_B1X	USD	1,516,000	1,516,000	2.00	16-Dec-19
15_68_B1XX	USD	1,886,000	1,886,000	2.00	16-Dec-19
15_76_B1XX	USD	1,237,000	1,237,000	1.25	16-Dec-19
16_91_B1XX	USD	1,175,000	1,175,000	4.00	16-Dec-19
18_136_B1X	USD	107,518,235	107,518,235	3.69	20-Dec-19
19_288_B1X	USD	4,060,000	4,060,000	3.70	27-Dec-19
	Sum Of Notional	468,812,540	468,812,540
15_56XXXXX	UYU	485,000,000	12,952,330	9.80	04-Nov-19
	Sum Of Notional	485,000,000	12,952,330
19_580XXXX	UZS	123,000,000,000	12,913,770	9.45	11-Dec-19
	Sum Of Notional	123,000,000,000	12,913,770

TOTAL MATURED MARKET BORROWINGS			1,295,700,640

Net increase in Short-term Borrowings for the quarter ended December 31, 2019			154,422,457

* Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.

INTERNATIONAL FINANCE CORPORATION	Page 141

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
March 31, 2020
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate*	Settle Date
20_129XXXX	AUD	50,000,000	34,240,000	3.15	24-Jan-20
20_136XXXX	AUD	25,000,000	16,746,250	3.64	03-Feb-20
20_162XXXX	AUD	75,000,000	46,308,750	4.00	16-Mar-20
20_163XXXX	AUD	100,000,000	60,010,000	2.80	17-Mar-20
20_171XXXX	AUD	150,000,000	91,290,000	4.25	27-Mar-20
	Sum Of Notional	400,000,000	248,595,000
20_589XXXX	BDT	800,000,000	9,426,181	7.10	07-Feb-20
	Sum Of Notional	800,000,000	9,426,181
20_121XXXX	BRL	18,329,000	4,394,759	—	24-Jan-20
20_125XXXX	BRL	100,000,000	23,896,576	4.60	27-Jan-20
20_142XXXX	BRL	100,000,000	23,120,585	4.60	18-Feb-20
20_143XXXX	BRL	100,000,000	23,120,585	8.25	18-Feb-20
20_150XXXX	BRL	50,000,000	11,476,313	—	19-Feb-20
20_154XXXX	BRL	100,000,000	22,779,043	7.50	26-Feb-20
20_152XXXX	BRL	100,000,000	22,473,425	4.00	27-Feb-20
20_155XXXX	BRL	100,000,000	22,351,863	8.25	03-Mar-20
20_161XXXX	BRL	100,000,000	20,869,856	8.25	13-Mar-20
	Sum Of Notional	768,329,000	174,483,005
20_117XXXX	CNY	1,000,000,000	145,202,158	2.64	15-Jan-20
	Sum Of Notional	1,000,000,000	145,202,158
20_157XXXX	COP	50,000,000,000	14,176,354	3.75	02-Mar-20
	Sum Of Notional	50,000,000,000	14,176,354
20_118XXXX	CRC	1,700,000,000	3,018,198	5.50	17-Jan-20
	Sum Of Notional	1,700,000,000	3,018,198
20_165XXXX	EUR	30,000,000	32,211,000	1.23	20-Mar-20
	Sum Of Notional	30,000,000	32,211,000
20_149XXXX	GBP	350,000,000	454,562,500	0.75	19-Feb-20
	Sum Of Notional	350,000,000	454,562,500
20_106XXXX	JPY	100,000,000	919,752	3.00	08-Jan-20
20_108XXXX	JPY	100,000,000	909,339	1.76	16-Jan-20
20_131XXXX	JPY	587,000,000	5,390,514	1.54	28-Jan-20
20_120XXXX	JPY	696,000,000	6,391,478	3.00	30-Jan-20
20_133XXXX	JPY	1,741,000,000	15,987,878	1.00	30-Jan-20
20_134XXXX	JPY	5,930,000,000	54,456,127	1.00	30-Jan-20
20_151XXXX	JPY	8,460,000,000	76,571,480	3.13	26-Feb-20
20_153XXXX	JPY	359,000,000	3,249,310	1.50	26-Feb-20
20_138XXXX	JPY	308,000,000	2,801,146	2.75	27-Feb-20
20_159XXXX	JPY	200,000,000	1,888,485	1.75	16-Mar-20
20_168XXXX	JPY	244,000,000	2,218,686	3.54	26-Mar-20
	Sum Of Notional	18,725,000,000	170,784,195
20_140XXXX	KZT	5,000,000,000	13,205,678	8.50	10-Feb-20
	Sum Of Notional	5,000,000,000	13,205,678
20_116XXXX	MXN	250,000,000	13,272,105	8.50	14-Jan-20
20_123XXXX	MXN	125,000,000	6,698,031	—	13-Feb-20
20_156XXXX	MXN	500,000,000	25,334,286	5.75	02-Mar-20
	Sum Of Notional	875,000,000	45,304,422

INTERNATIONAL FINANCE CORPORATION	Page 142

Reporting to SEC on New and Matured Borrowings

New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate*	Settle Date
20_109XXXX	NOK	1,075,800,000	121,094,102	3.00	14-Jan-20
	Sum Of Notional	1,075,800,000	121,094,102
20_114XXXX	RUB	1,000,000,000	16,309,223	6.25	10-Jan-20
20_146XXXX	RUB	500,000,000	7,838,834	6.25	18-Feb-20
20_147XXXX	RUB	750,000,000	11,758,250	5.25	18-Feb-20
20_144XXXX	RUB	1,000,000,000	15,720,799	5.50	19-Feb-20
20_145XXXX	RUB	750,000,000	11,790,599	6.38	19-Feb-20
20_160XXXX	RUB	1,000,000,000	14,067,131	5.25	10-Mar-20
20_166XXXX	RUB	500,000,000	6,346,748	6.38	24-Mar-20
	Sum Of Notional	5,500,000,000	83,831,584
20_113XXXX	SEK	100,000,000	10,590,416	0.52	08-Jan-20
20_148XXXX	SEK	100,000,000	10,203,353	1.25	19-Feb-20
20_167XXXX	SEK	3,000,000,000	296,117,894	0.38	24-Mar-20
	Sum Of Notional	3,200,000,000	316,911,663
20_112XXXX	USD	50,000,000	50,000,000	1.80	08-Jan-20
20_115XXXX	USD	50,000,000	50,000,000	1.68	10-Jan-20
20_119XXXX	USD	4,700,000	4,700,000	1.65	17-Jan-20
20_127XXXX	USD	25,000,000	25,000,000	1.60	24-Jan-20
20_128XXXX	USD	25,000,000	25,000,000	1.62	27-Jan-20
20_130XXXX	USD	10,000,000	10,000,000	1.63	27-Jan-20
20_135XXXX	USD	100,000,000	100,000,000	1.59	30-Jan-20
20_139XXXX	USD	150,000,000	150,000,000	1.79	04-Feb-20
20_141XXXX	USD	100,000,000	100,000,000	1.56	13-Feb-20
20_164XXXX	USD	1,000,000,000	1,000,000,000	0.50	20-Mar-20
20_169XXXX	USD	1,070,000	1,070,000	3.54	26-Mar-20
	Sum Of Notional	1,515,770,000	1,515,770,000
20_126XXXX	UZS	88,000,000,000	9,204,058	8.70	27-Jan-20
	Sum Of Notional	88,000,000,000	9,204,058
20_124XXXX	ZAR	50,000,000	3,475,831	—	23-Jan-20
20_122XXXX	ZAR	1,100,000,000	76,648,376	—	24-Jan-20
20_132XXXX	ZAR	300,000,000	20,413,718	7.61	30-Jan-20
20_137XXXX	ZAR	1,232,000,000	83,264,622	—	04-Feb-20
20_158XXXX	ZAR	1,000,000,000	61,808,899	—	13-Mar-20
	Sum Of Notional	3,682,000,000	245,611,446

TOTAL NEW MARKET BORROWINGS			3,603,391,544

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
16_125_B1X	BRL	19,250,000	4,303,070	—	02-Mar-20
	Sum Of Notional	19,250,000	4,303,070
17_500XXXX	DOP	25,714,285	482,309	8.75	22-Jan-20
17_501XXXX	DOP	49,986	937	8.75	22-Jan-20
	Sum Of Notional	25,764,271	483,246
18_271XXXX	HKD	200,000,000	25,744,996	2.06	16-Mar-20
	Sum Of Notional	200,000,000	25,744,996

INTERNATIONAL FINANCE CORPORATION	Page 143

Reporting to SEC on New and Matured Borrowings

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
19_248_B1X	JPY	1,011,000,000	9,192,998	7.00	13-Jan-20
19_10_B1XX	JPY	5,642,000,000	51,262,948	3.32	21-Jan-20
00_50XXXXX	JPY	5,000,000,000	45,915,790	4.62	28-Jan-20
15_80XXXXX	JPY	2,120,000,000	19,468,295	1.00	30-Jan-20
20_133_B1X	JPY	10,000,000	90,971	1.00	06-Feb-20
20_134_B1X	JPY	4,000,000	36,389	1.00	06-Feb-20
15_100XXXX	JPY	1,680,000,000	15,278,978	0.50	27-Feb-20
19_282_B1X	JPY	954,000,000	9,090,476	1.00	10-Mar-20
15_135XXXX	JPY	1,540,000,000	14,266,525	0.50	30-Mar-20
	Sum Of Notional	17,961,000,000	164,603,370
19_519XXXX	KZT	659,769,257	1,749,030	8.30	21-Jan-20
19_547XXXX	KZT	250,733,389	565,243	8.30	18-Mar-20
17_219XXXX	KZT	3,560,000,000	7,935,358	8.00	30-Mar-20
18_316XXXX	KZT	3,280,000,000	7,311,229	8.00	30-Mar-20
	Sum Of Notional	7,750,502,646	17,560,860
18_202_B1X	MXN	1,500,000,000	80,646,462	8.50	06-Feb-20
17_113_B1X	MXN	70,000,000	3,766,458	—	19-Feb-20
17_214_B1X	MXN	70,000,000	3,766,458	—	19-Feb-20
	Sum Of Notional	1,640,000,000	88,179,378
18_277XXXX	NGN	1,800,000,000	4,630,230	11.50	30-Mar-20
	Sum Of Notional	1,800,000,000	4,630,230
20_44XXXXX	NOK	1,068,000,000	121,353,983	2.90	07-Jan-20
	Sum Of Notional	1,068,000,000	121,353,983
18_718_1XX	PHP	165,641,920	3,208,249	6.34	19-Mar-20
	Sum Of Notional	165,641,920	3,208,249
19_154XXXX	RON	55,000,000	12,781,038	3.10	21-Jan-20
	Sum Of Notional	55,000,000	12,781,038
15_114XXXX	RUB	1,500,000,000	24,281,962	11.00	21-Jan-20
15_126XXXX	RUB	3,500,000,000	56,657,912	11.00	21-Jan-20
15_144XXXX	RUB	1,000,000,000	16,187,975	11.00	21-Jan-20
15_89XXXXX	RUB	3,000,000,000	48,563,924	11.00	21-Jan-20
17_176XXXX	RUB	1,500,000,000	23,581,198	6.75	03-Feb-20
17_255XXXX	RUB	1,000,000,000	15,720,799	6.75	03-Feb-20
17_281XXXX	RUB	500,000,000	7,860,399	6.75	03-Feb-20
18_09XXXXX	RUB	500,000,000	7,860,399	6.75	03-Feb-20
18_240XXXX	RUB	500,000,000	7,860,400	6.75	03-Feb-20
18_28XXXXX	RUB	500,000,000	7,860,399	6.75	03-Feb-20
18_325XXXX	RUB	500,000,000	7,860,399	6.75	03-Feb-20
18_97XXXXX	RUB	500,000,000	7,860,400	6.75	03-Feb-20
19_173XXXX	RUB	500,000,000	7,860,399	6.75	03-Feb-20
19_18XXXXX	RUB	500,000,000	7,860,399	6.75	03-Feb-20
19_65XXXXX	RUB	500,000,000	7,860,399	6.75	03-Feb-20
	Sum Of Notional	16,000,000,000	255,737,363
20_96_B1XX	SEK	500,000,000	53,313,430	0.13	09-Mar-20
	Sum Of Notional	500,000,000	53,313,430

INTERNATIONAL FINANCE CORPORATION	Page 144

Reporting to SEC on New and Matured Borrowings

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
19_156XXXX	TRY	200,000,000	33,712,600	20.00	22-Jan-20
19_234XXXX	TRY	100,000,000	16,856,300	20.00	22-Jan-20
18_146XXXX	TRY	4,820,000	809,064	10.60	29-Jan-20
18_207XXXX	TRY	27,180,000	4,373,467	11.22	28-Feb-20
18_256XXXX	TRY	25,000,000	4,092,826	6.00	09-Mar-20
18_61XXXXX	TRY	20,000,000	3,132,464	6.00	16-Mar-20
18_73XXXXX	TRY	20,000,000	3,132,464	6.00	16-Mar-20
18_94XXXXX	TRY	30,000,000	4,698,696	6.00	16-Mar-20
18_222XXXX	TRY	3,500,000	542,766	10.60	27-Mar-20
	Sum Of Notional	430,500,000	71,350,647
18_16_B1XX	USD	12,200,000	12,200,000	1.63	15-Jan-20
18_176_B1X	USD	22,011,000	22,011,000	2.00	15-Jan-20
18_26_B1XX	USD	1,855,000	1,855,000	1.50	15-Jan-20
19_161XXXX	USD	10,000,000	10,000,000	2.63	27-Jan-20
17_168_B1X	USD	10,000,000	10,000,000	5.40	28-Jan-20
15_110_B1X	USD	2,989,000	2,989,000	1.50	18-Feb-20
17_43_B1XX	USD	5,650,000	5,650,000	2.00	18-Feb-20
18_213_B1X	USD	2,635,000	2,635,000	2.25	18-Feb-20
19_105XXXX	USD	14,189,000	14,189,000	2.87	18-Feb-20
15_120XXXX	USD	5,000,000	5,000,000	1.70	03-Mar-20
16_142_B1X	USD	1,470,000	1,470,000	1.50	16-Mar-20
17_53_B1XX	USD	3,250,000	3,250,000	1.00	16-Mar-20
17_81_B2XX	USD	5,225,000	5,225,000	1.25	16-Mar-20
18_266_B1X	USD	4,282,000	4,282,000	2.50	16-Mar-20
18_259_B1X	USD	65,183,357	65,183,357	4.23	23-Mar-20
17_223XXXX	USD	500,000,000	500,000,000	1.75	30-Mar-20
	Sum Of Notional	665,939,357	665,939,357
15_86XXXXX	UYU	484,400,000	12,950,140	10.00	23-Jan-20
	Sum Of Notional	484,400,000	12,950,140
19_148XXXX	ZAR	300,000,000	20,857,087	6.80	15-Jan-20
19_160XXXX	ZAR	70,000,000	4,817,868	7.20	27-Jan-20
19_202XXXX	ZAR	70,000,000	4,491,239	7.13	28-Feb-20
	Sum Of Notional	440,000,000	30,166,194

TOTAL MATURED MARKET BORROWINGS			1,532,305,551

Matured IBRD and IDA Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_30XXXXX	USD	63,323,606	63,323,606	1.84	16-Mar-20
	Sum Of Notional	63,323,606	63,323,606

TOTAL MATURED IBRD AND IDA BORROWINGS			63,323,606

Net increase in Short-term Borrowings for the quarter ended March 31, 2020			1,315,344,569

* Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.

INTERNATIONAL FINANCE CORPORATION	Page 145

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
June 30, 2020
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate*	Settle Date
20_175XXXX	AUD	200,000,000	126,400,000	1.50	15-Apr-20
20_183XXXX	AUD	1,290,000	833,469	2.20	27-Apr-20
20_196XXXX	AUD	25,000,000	16,642,500	1.50	29-May-20
20_198XXXX	AUD	30,000,000	20,796,000	1.50	09-Jun-20
20_200XXXX	AUD	120,000,000	82,440,000	1.50	19-Jun-20
20_207XXXX	AUD	30,000,000	20,646,000	1.50	29-Jun-20
	Sum Of Notional	406,290,000	267,757,969
20_192XXXX	BRL	200,000,000	34,746,955	—	20-May-20
20_203XXXX	BRL	300,000,000	58,224,163	—	24-Jun-20
	Sum Of Notional	500,000,000	92,971,118
20_189XXXX	CNY	35,000,000	4,965,772	1.10	30-Apr-20
20_191XXXX	CNY	400,000,000	56,293,231	1.52	15-May-20
20_206XXXX	CNY	72,000,000	10,175,816	1.50	29-Jun-20
	Sum Of Notional	507,000,000	71,434,819
20_631XXXX	GEL	100,000,000	31,847,134	9.49	14-Apr-20
	Sum Of Notional	100,000,000	31,847,134
20_170XXXX	JPY	200,000,000	1,832,509	1.85	06-Apr-20
20_174XXXX	JPY	500,000,000	4,654,193	8.75	14-Apr-20
20_178XXXX	JPY	411,000,000	3,821,301	1.00	23-Apr-20
20_179XXXX	JPY	218,000,000	2,026,870	1.00	23-Apr-20
20_182XXXX	JPY	153,000,000	1,428,638	2.90	27-Apr-20
20_194XXXX	JPY	2,867,000,000	26,606,654	3.45	28-May-20
20_199XXXX	JPY	1,075,000,000	10,041,099	1.00	23-Jun-20
20_201XXXX	JPY	4,024,000,000	37,771,624	4.85	24-Jun-20
20_208XXXX	JPY	442,000,000	4,122,942	3.00	29-Jun-20
	Sum Of Notional	9,890,000,000	92,305,830
20_180XXXX	KZT	5,000,000,000	11,584,130	11.00	24-Apr-20
20_186XXXX	KZT	13,000,000,000	30,153,668	11.00	27-Apr-20
20_209XXXX	KZT	5,125,000,000	12,624,552	11.00	30-Jun-20
	Sum Of Notional	23,125,000,000	54,362,350
20_173XXXX	MXN	100,000,000	4,155,412	—	01-Apr-20
20_190XXXX	MXN	145,000,000	6,113,874	—	30-Apr-20
	Sum Of Notional	245,000,000	10,269,286
20_193XXXX	NOK	1,083,900,000	116,808,380	3.58	08-Jun-20
	Sum Of Notional	1,083,900,000	116,808,380
20_197XXXX	NZD	65,000,000	42,220,750	1.75	09-Jun-20
	Sum Of Notional	65,000,000	42,220,750
20_195XXXX	RON	100,000,000	22,976,621	2.85	29-May-20
	Sum Of Notional	100,000,000	22,976,621
20_184XXXX	RUB	500,000,000	6,742,179	6.25	27-Apr-20
20_188XXXX	RUB	750,000,000	10,157,096	5.50	28-Apr-20
20_205XXXX	RUB	800,000,000	11,270,749	3.50	30-Jun-20
	Sum Of Notional	2,050,000,000	28,170,024
20_172XXXX	SEK	450,000,000	45,036,029	0.38	01-Apr-20
20_177XXXX	SEK	3,650,000,000	365,083,969	0.18	20-Apr-20
	Sum Of Notional	4,100,000,000	410,119,998

INTERNATIONAL FINANCE CORPORATION	Page 146

Reporting to SEC on New and Matured Borrowings

New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate*	Settle Date
20_181XXXX	USD	150,000,000	150,000,000	0.54	27-Apr-20
20_185XXXX	USD	50,000,000	50,000,000	0.50	27-Apr-20
20_187XXXX	USD	5,000,000	5,000,000	0.87	11-May-20
	Sum Of Notional	205,000,000	205,000,000
20_176XXXX	ZAR	80,000,000	4,261,269	7.50	17-Apr-20
20_204XXXX	ZAR	200,000,000	11,632,607	5.50	29-Jun-20
	Sum Of Notional	280,000,000	15,893,876

TOTAL NEW MARKET BORROWINGS			1,462,138,155

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_116XXXX	BRL	14,250,000	2,714,519	9.31	02-Apr-20
15_155XXXX	BRL	13,500,000	2,577,689	0.50	20-Apr-20
15_176XXXX	BRL	25,680,000	4,903,337	0.50	20-Apr-20
15_190XXXX	BRL	40,000,000	7,637,596	0.50	20-Apr-20
16_56XXXXX	BRL	5,170,000	987,159	0.50	20-Apr-20
16_76XXXXX	BRL	50,000,000	9,546,995	0.50	20-Apr-20
13_85XXXXX	BRL	40,000,000	7,328,356	5.87	23-Apr-20
18_203_B1X	BRL	55,000,000	10,025,337	8.25	04-May-20
16_208XXXX	BRL	14,450,000	2,707,894	7.00	01-Jun-20
17_14XXXXX	BRL	80,000,000	14,991,801	7.00	01-Jun-20
16_125_B2X	BRL	33,700,000	6,301,303	—	25-Jun-20
17_11_B2XX	BRL	15,000,000	2,804,734	—	25-Jun-20
18_203_B2X	BRL	20,000,000	3,739,646	8.25	25-Jun-20
	Sum Of Notional	406,750,000	76,266,366
20_77_B1XX	CZK	100,000,000	3,992,494	1.10	17-Apr-20
	Sum Of Notional	100,000,000	3,992,494
17_736XXXX	GEL	108,340,000	35,118,314	7.99	01-Jun-20
	Sum Of Notional	108,340,000	35,118,314
19_267XXXX	HKD	100,000,000	12,900,979	1.72	01-Jun-20
19_274XXXX	HKD	100,000,000	12,903,059	1.66	05-Jun-20
	Sum Of Notional	200,000,000	25,804,038
18_571_B1X	INR	370,000,000	4,902,009	5.85	03-Jun-20
	Sum Of Notional	370,000,000	4,902,009
19_251XXXX	JPY	1,198,000,000	11,111,626	1.00	17-Apr-20
19_252XXXX	JPY	3,192,000,000	29,606,270	1.00	17-Apr-20
15_151XXXX	JPY	1,720,000,000	16,137,355	0.50	30-Apr-20
15_172XXXX	JPY	12,554,000,000	117,277,780	0.10	14-May-20
15_165XXXX	JPY	1,955,000,000	18,219,095	0.10	18-May-20
96_12_B1XX	JPY	15,000,000,000	139,346,928	—	26-May-20
15_174XXXX	JPY	1,850,000,000	17,168,577	0.50	28-May-20
19_283XXXX	JPY	3,768,000,000	35,096,870	1.00	10-Jun-20
20_168_B1Y	JPY	244,000,000	2,290,327	3.54	24-Jun-20
15_179XXXX	JPY	1,955,000,000	18,146,378	—	30-Jun-20
	Sum Of Notional	43,436,000,000	404,401,206

INTERNATIONAL FINANCE CORPORATION	Page 147

Reporting to SEC on New and Matured Borrowings

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
18_208_B1X	MXN	53,350,000	2,248,683	—	14-Apr-20
18_227_B1X	MXN	450,000,000	19,218,121	7.50	20-May-20
18_204_B1X	MXN	3,000,000,000	129,343,796	—	21-May-20
18_204_B2X	MXN	71,500,000	3,301,397	—	03-Jun-20
13_96XXXXX	MXN	260,000,000	11,664,424	3.96	18-Jun-20
18_191_B1X	MXN	735,000,000	32,633,381	7.50	24-Jun-20
19_48_B1XX	MXN	22,100,000	967,495	7.02	25-Jun-20
17_279XXXX	MXN	1,149,000,000	50,566,619	5.41	26-Jun-20
17_87_B1XX	MXN	74,850,000	3,294,092	—	26-Jun-20
	Sum Of Notional	5,815,800,000	253,238,008
20_109XXXX	NOK	1,075,800,000	104,284,606	3.00	14-Apr-20
	Sum Of Notional	1,075,800,000	104,284,606
13_91XXXXX	NZD	175,000,000	107,336,250	3.63	20-May-20
15_107XXXX	NZD	250,000,000	153,337,500	3.63	20-May-20
15_186XXXX	NZD	200,000,000	122,670,000	3.63	20-May-20
16_113XXXX	NZD	175,000,000	107,336,250	3.63	20-May-20
16_96XXXXX	NZD	325,000,000	199,338,750	3.63	20-May-20
	Sum Of Notional	1,125,000,000	690,018,750
19_247XXXX	RON	100,000,000	22,976,621	3.25	29-May-20
19_658XXXX	RON	70,000,000	16,324,627	3.30	09-Jun-20
	Sum Of Notional	170,000,000	39,301,248
18_584XXXX	RSD	101,405,000	969,965	3.75	15-Jun-20
	Sum Of Notional	101,405,000	969,965
17_244XXXX	RUB	826,400,000	11,124,273	6.43	15-Apr-20
17_230XXXX	RUB	168,000,000	2,259,127	5.92	20-Apr-20
16_178XXXX	RUB	190,000,000	2,678,458	7.00	26-May-20
16_200XXXX	RUB	190,000,000	2,678,458	7.00	26-May-20
17_38XXXXX	RUB	190,000,000	2,678,458	7.00	26-May-20
17_280XXXX	RUB	456,000,000	6,576,765	5.68	26-Jun-20
	Sum Of Notional	2,020,400,000	27,995,539
17_229XXXX	TRY	100,000,000	14,737,199	10.75	06-Apr-20
17_264XXXX	TRY	85,000,000	12,526,619	10.75	06-Apr-20
18_105XXXX	TRY	50,000,000	7,368,599	10.75	06-Apr-20
18_134XXXX	TRY	50,000,000	7,368,599	10.75	06-Apr-20
18_225XXXX	TRY	50,000,000	7,368,599	10.75	06-Apr-20
18_294XXXX	TRY	50,000,000	7,368,600	10.75	06-Apr-20
18_323XXXX	TRY	50,000,000	7,368,600	10.75	06-Apr-20
18_336XXXX	TRY	100,000,000	14,737,199	10.75	06-Apr-20
18_341XXXX	TRY	100,000,000	14,737,199	10.75	06-Apr-20
18_346XXXX	TRY	150,000,000	22,105,798	10.75	06-Apr-20
18_362XXXX	TRY	30,000,000	4,421,160	10.75	06-Apr-20
18_41XXXXX	TRY	65,000,000	9,579,179	10.75	06-Apr-20
18_52XXXXX	TRY	100,000,000	14,737,199	10.75	06-Apr-20
18_79XXXXX	TRY	50,000,000	7,368,599	10.75	06-Apr-20
18_314XXXX	TRY	10,610,000	1,580,151	12.80	09-Apr-20

INTERNATIONAL FINANCE CORPORATION	Page 148

Reporting to SEC on New and Matured Borrowings

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
18_349XXXX	TRY	4,910,000	694,008	15.25	11-May-20
18_299XXXX	TRY	3,500,000	514,101	11.55	22-May-20
18_364XXXX	TRY	4,990,000	735,002	16.05	10-Jun-20
18_39_B1XX	TRY	50,000,000	7,295,968	7.10	25-Jun-20
	Sum Of Notional	1,104,010,000.00	162,612,378.00
19_258XXXX	UAH	1,350,100,000	50,614,736	15.75	13-May-20
	Sum Of Notional	1,350,100,000	50,614,736
18_300XXXX	USD	25,000,000	25,000,000	2.46	09-Apr-20
16_159_B2X	USD	2,336,000	2,336,000	1.75	15-Apr-20
17_102_B1X	USD	690,000	690,000	1.25	15-Apr-20
17_118_B2X	USD	4,530,000	4,530,000	1.50	15-Apr-20
18_302_B1X	USD	7,369,000	7,369,000	2.50	15-Apr-20
17_129_B1X	USD	1,000,000	1,000,000	1.00	15-May-20
17_130_B1X	USD	1,115,000	1,115,000	1.38	15-May-20
18_307XXXX	USD	2,883,000	2,883,000	2.51	15-May-20
20_82_B1XX	USD	30,000,000	30,000,000	1.60	18-May-20
16_179_B1X	USD	30,000,000	30,000,000	3.77	02-Jun-20
15_180_B1X	USD	100,000,000	100,000,000	1.54	18-Jun-20
20_102_B1X	USD	200,000,000	200,000,000	2.14	18-Jun-20
20_169_B1X	USD	1,070,000	1,070,000	3.54	24-Jun-20
16_205_B1X	USD	11,880,000	11,880,000	4.70	28-Jun-20
18_373XXXX	USD	75,000,000	75,000,000	2.61	29-Jun-20
	Sum Of Notional	492,873,000	492,873,000
18_684XXXX	UZS	80,000,000,000	7,890,324	9.50	29-May-20
18_696XXXX	UZS	80,000,000,000	7,874,791	9.50	01-Jun-20
	Sum Of Notional	160,000,000,000	15,765,115
15_166XXXX	ZAR	50,900,000	3,041,448	7.07	11-Jun-20
	Sum Of Notional	50,900,000	3,041,448

TOTAL MATURED MARKET BORROWINGS			2,391,199,220

Net decrease in Short-term Borrowings for the quarter ended June 30, 2020			668,745,498

* Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.